BOEING



Charting the Course

2006

THE BOEING COMPANY
ANNUAL REPORT



The Boeing Company Vision 2016: People working together as a global enterprise for aerospace leadership

Boeing is the world's leading aerospace company and the largest manufacturer of commercial jetliners and military aircraft combined, providing products and tailored services to airlines and U.S. and allied armed forces around the world. Our capabilities include rotorcraft, electronic and defense systems, missiles, satellites, launch systems, and advanced information and communication systems. Our reach extends to customers in more than 90 countries around the world, and we are a leading U.S. exporter in terms of sales. With corporate offices in Chicago, Illinois, Boeing employs more than 154,000 people in 49 American states and 70 countries. Our enterprise also leverages the talents of hundreds of thousands more people working for Boeing suppliers worldwide.

Table of Contents



2006 Financial Highlights U.S. dollars in millions except per share data	2006	2005	2004	2003	2002
Revenues	**61,530**	53,621	51,400	49,311	52,720
Net earnings	**2,215**	2,572	1,872	718	492
Earnings per share*	**2.84**	3.19	2.24	0.85	2.84
Operating margins	**4.9%**	5.2%	3.9%	0.8%	6.5%
Contractual backlog	**216,567**	160,637	104,778	104,855	104,173

* Before cumulative effect of accounting change and net gain (loss) from discontinued operations

NOTE: Page 3 of this report refers to earnings per share adjusted for special items "core earnings per share". This is a "non-GAAP financial measure" under SEC rules. The reasons we use core earnings per share and a reconcilliation to GAAP earnings per share are included on page 21 of this report.

Operational Highlights

› Increased revenue 15 percent to a record $61.5 billion; net income declined 14 percent due in part to charges related to ending the Connexion by Boeing in-flight Internet service and our settlement with the U.S. Department of Justice.

› Increased total backlog by 22 percent to a record $250 billion.

› Increased dividend by 17 percent.

› Generated a record $7.5 billion of operating cash flow, allowing us to fully fund our pension plans, buy back approximately $2.0 billion in stock and invest in new products and services.

› Continued strong stock performance, outperforming the major indices and delivering the fourth consecutive year of 25 percent or greater total shareholder return.

› Captured a Boeing record 1,044 net (1,050 gross) commercial airplane orders, the second consecutive year we set a record.

› Achieved significant Commercial Airplanes milestones, including virtual rollout of the 787 Dreamliner™, first order for the 747-8 passenger variant, delivery of the 600th 777 and delivery of the 5,000th 737.

› Achieved major Integrated Defense Systems milestones including winning the technology development program of the U.S. Secure Border Initiative, significant new orders on our Apache and Chinook programs, and the Republic of Korea Airborne Early Warning & Control program; and delivering Australia's first C-17 and the U.S. Navy's first EA-18G.

› Continued strategic acquisitions to grow our commercial and military services businesses, including the purchases of Aviall, Inc., and Carmen Systems.

Message From Our Chairman



To the Shareholders and Employees of The Boeing Company: This was an important year for Boeing. Not only did we observe our 90th year in business, but I also believe that, when we look back on 2006, we will see it as a pivotal year in the company's history. It will be viewed as a year in which we turned the corner and positioned ourselves for what promises to be an exciting future and a period of accelerated and exhilarating growth.

W. James McNerney, Jr., Chairman, President and Chief Executive Officer

The great progress we made in 2006 provides the foundation for even better performance in 2007 and beyond. The challenge before us now is to unleash the full potential of The Boeing Company to deliver on this promising future.

In 2006, we witnessed what is possible when we focus on both growth and productivity. We delivered double-digit increases in revenue and core earnings per share. Revenues rose 15 percent to a record $61.5 billion and, excluding special items, our core earnings per share rose 51 percent to $3.62 reflecting strong performance across both of our principal businesses. Our 2006 reported earnings per share totaled $2.85, down from $3.20 in 2005.

We also delivered a record year in cash flow, commercial airplane orders and total backlog. Our cash flow went from strong to stronger; it grew from $7 billion in 2005 to a record $7.5 billion—12 percent of our revenues—and that was after we had invested in our growth programs and fully funded our pension plans.

Boeing Commercial Airplanes had a tremendous year, adding 1,044 net orders for new airplanes to break the record of 1,002 net orders set in 2005. We also smoothly and efficiently increased our production rate by more than a third. We delivered 398 airplanes to a broad range of customers in 2006, compared to 290 in 2005. We did this with a disciplined approach that we will continue to use as we ramp up production rates further to meet our commitments for 2007 deliveries and beyond.

Integrated Defense Systems also showed strong financial performance. IDS delivered continued healthy margins and record revenues in 2006. Despite a moderating defense market, this business continues to do well—winning important new business such as the SBInet program, which supports the U.S. Department of Homeland Security's Secure Border Initiative, and meeting key program milestones.

With the great success we have had in winning new business over the past two years, our backlog has increased 60 percent to more than $250 billion—more than four times our total revenues for 2006 and by far the largest backlog in our history. With solid execution and continuing gains in productivity, we expect to convert that backlog into delivered product, continue our strong sales and improve financial performance in the years immediately ahead.

Boeing's stock price increased 26.5 percent over the course of 2006, and for the fourth consecutive year, we have delivered 25 percent or greater total shareholder return. At the end of 2006, we increased our shareholder dividend another 17 percent, following a 20 percent increase in the dividend in 2005.

With our thanks, full credit for this outstanding performance should go where it belongs — to the employees of this great company. Boeing employees have maintained an unwavering commitment to delivering value to our customers and shareholders, improving productivity and enabling the growth of businesses that are leaders in their markets.

Shaping the Future

In one of our principal businesses, our customers include the world's airlines and the traveling public. In the other, our customers include U.S. and allied military services and governmental agencies responsible for protecting people in countries around the globe. We have wonderful customers with a huge ongoing requirement for innovation and precise program execution. Without a doubt, if we do a great job of listening to them and finding the best way to satisfy their needs, Boeing will grow — and continue to grow — for many years to come.

Based on listening to our customers, we have built our commercial airplane strategy around a view of the market that distinguishes us from our competitor. We believe that the market demands more new nonstop service and more frequent flights between destinations — not increased airplane capacity or size. The 777-200 Longer Range airplane, which entered service in 2006, is capable of connecting virtually any two cities in the world.

Meanwhile, the Boeing 787 Dreamliner is the most successful launch in commercial airplane history. The 787 program is essentially sold out from 2008 — when first deliveries will be made — through 2012. As a result of greatly increased use of composites and other advances in engines and aerodynamics, the 787 will use 20 percent less fuel and be 30 percent less expensive to maintain — all that, to put it into perspective, in an industry where a three or four percent improvement is considered a breakthrough. Imagine a new airplane that provides the highest comfort level of any widebody in the sky...that goes faster than other jetliners...and, most importantly, that enables airlines to offer more nonstop service...and greater convenience to customers...at significantly reduced operating costs...opening up the possibility of combining lower fares to passengers with greater profit to the airlines. That is the Boeing 787 Dreamliner.

Execution in several of our defense programs involves systems integration at the highest level of knowledge and complexity. Consider the challenge of intercepting a ballistic missile in space — and potentially saving millions of lives. In a test for the United States' Missile Defense Agency in 2006, a Boeing-led team demonstrated the ability to "hit a bullet with a bullet" in space — with the sixth successful intercept of a ballistic missile target.

During the past several years, Boeing has also emerged as the leading industry partner to the U.S. government in developing and applying network-centric solutions to a wide array of existing and emerging threats. In connecting different platforms, sensors and units — down to the individual soldier on the battlefield — the network acts as the ultimate force multiplier by enabling a dramatic increase in the sharing of information and capabilities in the battlespace. With the SBInet win, Boeing will apply network-centric thinking to help U.S. law enforcement agencies secure borders and halt illegal activities around them.

Facing Reality

Not everything came up roses. It seldom does in any dynamic enterprise where opportunities and risks coexist. We faced some tough realities in 2006. Where we fell short or missed objectives, we were quick to respond with the necessary adjustments to reduce risk and reposition for the future. We are a stronger company as a result. To review:

› We took a $320 million charge to shut down Connexion by Boeing.

› We absorbed the impact of cost and schedule growth on some fixed-price development programs in our defense business.

› We increased our research-and-development spending for 2006 and 2007 by almost a billion dollars to reduce risk on our commercial airplane programs.

› We reached a $615 million settlement with the U.S. government, thereby ending investigations that had arisen from some serious past misconduct by Boeing employees.

In large part because of our collective productivity improvements, we were able to overcome a substantial portion of the impact these issues had on our financial results for 2006.

While we could have claimed a tax deduction for the litigation settlement, I felt strongly that the right thing to do was to deduct no portion of it. It was important to send a clear signal to our employees, customers, suppliers and shareholders that this is a different company set on a new course, and benefiting from these circumstances would have been inappropriate.

We have wonderful customers with a huge ongoing requirement for innovation and precise program execution. Without a doubt, if we do a great job of listening to them and finding the best way to satisfy their needs, Boeing will grow—and continue to grow—for many years to come.

Boeing Values

As I've said before and firmly believe, "Operating with integrity will differentiate Boeing just as much as our technology, our diverse and talented people and our attention to customers."

We regard a high standard of integrity as one of the critical elements in the long-term health and growth of this company. Within Boeing, we are all — jointly and separately — responsible for ethics and compliance, as well as the success of this company. As a business, we owe it to our investors to find a way and deliver results — but we must do so within the Boeing value system. And we will not sacrifice our values in doing it. That means more than just refraining from engaging in overtly unethical conduct. Each of us accepts responsibility for upholding and representing the highest ethical standards. We believe that when we do and when we perform, our stock price and reputation will take care of themselves.

Charting the Course

Charting the course, as I see it, doesn't start with launching a 787 Dreamliner or winning Future Combat Systems — as important as those programs, and others, are to positioning our company for the future. It starts, on a more elemental level, focusing on long-term growth, constantly improving our productivity, and developing our people's leadership capabilities.

We're applying a time-tested model for organic growth. First, we're concentrating on growing our core businesses, which offer tremendous potential. Next, we want to move into adjacent markets where we have clear leverage. We are integrating products and services across our businesses where the combination of strengths represents a sustainable competitive advantage. Finally, we're leveraging our efforts internationally — extending our global reach by being more local in our approach. Our plan is not to take our technology and put it into every market we can think of. Rather, it is to take advantage of the huge opportunity for growth in finding new and better ways to address our customers' needs.

We grow as a result of satisfying customers with superior products and service. But even the greatest products can be — and usually are — copied or imitated. For a company's growth to be sustainable, it must be combined with an unrelenting focus on productivity. We are committed to continuously improving productivity. We have four enterprisewide initiatives aimed at driving productivity improvements through every facet of our business — from internal services to global sourcing; from the development process and the factory floor to our front offices and back shops; upstream to our partners and suppliers; and downstream to our interactions with customers. We made good progress in each of these areas in 2006, but we can, and will, do even more. To inspire our people, we are embedding productivity targets in annual individual and team performance goals.

It is my personal belief that if the people who run and participate in a company grow, then that company's growth will—in many respects—follow naturally. It is no accident that a few of the best companies—year after year—continue to produce the best leaders. Such companies show the way in leadership development. They know the kind of leadership that is needed to succeed. And they model it, teach it, measure it, expect it and reward it.

And that is exactly the approach we are taking at Boeing. Regardless of whether a person is the head of a team of aeronautical engineers, a production line supervisor, or the chief accountant or lawyer in an office, we ask—and expect—Boeing leaders to do certain things well. They should *chart the course* for their unit or team, *set high expectations* and *inspire others*, *find a way* to conquer unexpected obstacles, *live the company's values* by always doing the right thing and *deliver results*. The challenge for a leader is to embody not one or two of those leadership attributes, but all of them. To overemphasize "setting high expectations," for example, without "inspiring others" is to lose credibility as a leader. The same goes for "find a way" without "living the values."

All of the attributes that we seek in a leader at Boeing come into play in the most important tool in the world for developing people and achieving strong performance within an open culture. That is the candid, constructive, one-on-one discussion between a manager and an employee. Done well, it is that interaction, more than anything else, that excites and moves people forward.

Looking Forward

There is built-in excitement in doing things that other companies cannot do and turning dreams into reality. That is part of the heritage—and the destiny—of The Boeing Company.

In looking to the future, we have the confidence that comes from knowing that our businesses are well positioned with leading-edge products in healthy markets, with every expectation of strong growth in the years immediately ahead. With the launch of our growth and productivity initiatives, we are more intensely focused than ever on driving performance to new levels. We aim to elevate our financial performance—and we will.

Beyond that, we are excited at our long-term prospects. To be sure, we have a lot of work ahead of us—this year and next in particular—but because of what we've done over the course of 2006, and all that our employees continue to do to increase growth and improve productivity, we are in a very strong position as we begin that work.

As a company, we look forward to helping to shape a better future that will benefit all of our stakeholders—our customers, shareholders, supplier partners, employees and the communities in which we work and live. We want Boeing to remain the strongest, best integrated aerospace company in the world—and we want you to see us that way, too.

Jim McNerney
Chairman, President and
Chief Executive Officer

The Executive Council



Seated, left to right:
Scott E. Carson
Executive Vice President,
President and Chief Executive Officer,
Commercial Airplanes

Bonnie W. Soodik
Senior Vice President,
Office of Internal Governance

Tod R. Hullin
Senior Vice President,
Public Policy

James F. Albaugh
Executive Vice President,
President and Chief Executive Officer,
Integrated Defense Systems

Standing left to right:
Richard D. Stephens
Senior Vice President,
Human Resources and Administration

Shephard W. Hill
Senior Vice President,
Business Development and Strategy

James A. Bell
Executive Vice President,
Chief Financial Officer

J. Michael Luttig
Senior Vice President,
General Counsel

Thomas J. Downey
Senior Vice President,
Communications

Laurette T. Koellner
Senior Vice President,
President, Boeing International

John J. Tracy
Senior Vice President,
Engineering, Operations and Technology

Boeing Commercial Airplanes





We began implementing the Boeing Production System on the 777 line in 2006. Enhanced with a moving line, the BPS creates a leaner, more efficient manufacturing process to build the market-leading 777 jetliner. The 787 Dreamliner will advance production even further, with the ambitious goal of reducing final assembly to three days.

Strong market response to our committed customer focus, streamlined production methods and simplified product line assures us that we are on the right course.

Our disciplined, measured ramp-up of airplane production has been integral to meeting our financial performance goals. We delivered 398 airplanes for the year, a 37 percent increase over 2005. Revenues rose 33 percent to $28.5 billion, with operating earnings of $2.7 billion. Improvements to our production systems in both the Everett and Renton facilities — including a moving line for the 777 and continuing Lean improvements to 737 production — have increased efficiency and reduced costs.

With 1,044 net orders in 2006, Boeing logged record commercial airplane orders for the second consecutive year. Interest in the 787 Dreamliner remained strong, bringing total orders to 448, the most successful launch of a new commercial airplane in Boeing history. With 729 orders, the 737 family set a record for sales in a single year. Response to the new 747-8 was also excellent, including our first airline order for the passenger version, the 747-8 Intercontinental. In addition, Boeing Business Jets announced the sale of the first 787 and 747-8 VIP models.

On the 787 Dreamliner program, we are leading our global team through development of this revolutionary jetliner. Our factory partners began parts production for the 787; the first developmental wing box was built and successfully completed structural testing; the first production wire bundle shipped; our major systems laboratories became operational; and we began major assembly on schedule. Also, the 747-400 Dreamlifter™, which will transport major assemblies for the 787, made its first flight and began flight testing.

We continue to invest in airplanes that meet our customers' needs now and in the future while continuously improving our production systems to enhance quality and efficiency.

Our development programs follow our view of where the market is going — point-to-point, high-frequency air travel, with airplanes that are profitable for our airline customers and provide the best experience for the airline passenger. We are working to enhance responsiveness to our customers by reducing the time it takes to resolve operational concerns and broadening our support capabilities.

At the same time, we continue to drive efficiencies through our production systems, and we are on track to increase production again to more than 440 airplanes in the next year. The 787 program is moving forward on schedule, with first flight planned for 2007. Our goal, as always, is to provide innovative solutions that are tailored to our customers' needs while running a healthy and profitable business — and ensuring that we are here for our customers, both now and for the long term.

Boeing has accelerated F-15K aircraft deliveries to the Republic of Korea. To date, 18 F-15Ks have been delivered — six more than the original contract called for — leaving 22 aircraft to be delivered through 2008 and illustrating both commitment to our customers and growth opportunities for IDS in the international marketplace.



With a marriage of innovation and forward thinking, Boeing has become one of the world's largest and best-performing defense businesses.

We grew this business by 50 percent during the past six years, having booked $190 billion in orders during that time. Strong performance continued to be the hallmark across our diverse portfolio in 2006; we received positive customer reviews on the C-17, F/A-18E/F, F-15, Apache, Chinook and other weapons systems. We also achieved significant milestones during the year on development efforts, including Future Combat Systems, Ground-Based Midcourse Defense, Airborne Laser and various military satellite programs. Revenues grew four percent to $32.4 billion, with operating earnings of $3 billion.

A decade into the strategic evolution that shaped our defense and space sector, Boeing continues to address changing global markets and shifting customer requirements. This adaptability has created new opportunities, including an increased customer emphasis on network-centric capabilities and less reliance on sheer numbers of planes, ships and tanks.

Boeing Integrated Defense Systems is built upon delivering capabilities that are focused on meeting customer needs. We have been entrusted with and are successfully developing advanced, integrated systems like the U.S. Army's Future Combat Systems, the U.S. Navy's P-8A Poseidon multi-mission maritime patrol aircraft and the U.S. Air Force's next-generation communications satellite constellation.

We are also now providing optimal, low-risk and time-sensitive solutions while remaining intensely focused on execution and productivity.

This approach led to the U.S. Air Force's selection in 2006 of the HH-47 Chinook for the Combat Search and Rescue Helicopter program. It also led to Boeing entering the global border-security market by winning the U.S. Department of Homeland Security Secure Border Initiative technology development program.

In today's volatile geopolitical and budget environments, industry leadership means anticipating customer needs and rapidly developing and deploying next-generation systems.

The proof of our success can be found in several cases, including two major milestones achieved with our customers and industry partners in 2006. Less than three years after contract award, the first operational Small Diameter Bomb was fielded by the U.S. Air Force, and the first two EA-18G electronic warfare aircraft were delivered to the U.S. Navy for testing.

Boeing is also evolving its support business from providing spares and repairs to providing operational readiness through enhanced capabilities, training and performance-based logistics.

Continued long-term growth will come from executing our backlog and working with our customers to evolve the benefits of network-centric operations, where we are helping them move beyond the ability to rapidly deploy and respond to threats, to anticipating and preventing threats from developing.

Integrated Defense Systems



2007 Initiative Spotlight: Internal Services Productivity





We have identified hundreds of opportunities to reduce operating costs and are sharing them across the enterprise. For example, our Shared Services Lean Office initiative, which reduced office space by 43 percent, is saving $1 million in overhead annually and has become a model for similar programs elsewhere.

Our Internal Services Productivity (ISP) initiative targets significantly improving productivity and reducing business support costs year over year.

With Boeing, as with any large company, the costs of running our businesses consume a significant proportion of our annual revenues. Our ISP initiative seeks to aggressively manage and reduce such costs associated with our centrally administrated functions, nonproduction procurement, and common business support functions such as finance, legal, information technology, human resources and other shared services.

While we always pay attention to running Boeing businesses efficiently, we're focusing on being even *more* efficient by driving continuous improvement through all aspects of the business. Whether simplifying business processes and systems, eliminating excess infrastructure, consolidating nonproduction procurement or streamlining back office support, Boeing people are bringing Lean principles into our office environments in a big way.

In 2006 alone, we captured more than $500 million in savings in business support costs through innovative sourcing, systems reduction and process simplification. For example,

› Boeing Shared Services Supplier Management partnered with the 787 Dreamliner team to consolidate and competitively bid a logistics contract for final assembly and delivery of certain parts and materials. Doing so reduced costs by 65 percent for a projected 10-year savings of nearly $200 million.

› Similar integrated approaches were applied to companywide desktop and laptop computer purchasing; printer, fax and imaging device maintenance; and voice telephony services yielding additional projected savings of more than $200 million over the next several years.

› Adopting common finance systems helped reduce cycle time to close our books 75 percent sooner, with accuracy sustained, and promises to provide significant savings.

› Companywide, we're aiming to reduce the number of information technology systems by two-thirds. And that's only part of the opportunity, because we'll also be trimming upstream processes that feed those systems.

We are challenging *every* individual at Boeing to be committed to running our business better tomorrow than we did today—and even better the next day.

While smaller in scope, grassroots productivity improvements promise significant opportunities for savings. Successes indicate that we're gaining traction at all levels of the enterprise. Boeing people successfully applied Lean processes to cut costs and cycle time on everything from our annual report and employee-benefits publications to charitable grant-making and Treasury cash-management processes.

Looking ahead, we are focused on leveraging identified opportunities to continue significant cost reductions over the next few years. We have established a formal mechanism to track progress, share best practices and replicate successes across Boeing. Managed aggressively, the initiative will continue to provide fertile ground for improving margins, investing for future growth and responding flexibly to unanticipated market and technical risks.

The $25 billion aviation services market offers tremendous growth opportunities for Boeing. Acquisitions such as Aviall Inc., one of the world's largest providers of new aviation parts and related aftermarket services, leverage the strong and growing services units of both Boeing's commercial and military businesses.



When we listen to and satisfy our customers, market success follows.

We won substantial new business this year by listening carefully to our customers and designing solutions to meet their needs. Building on that momentum, we are focusing even more intensely on our customers to deliver products and services that will make their businesses more efficient and profitable.

We continue to enhance responsiveness to customers' technical issues through disciplined productivity improvements. Since the Boeing Commercial Airplanes Operations Center opened in December 2005, on-time response to urgent in-service requests have improved from 73 to 94 percent. Our Apache rotor-blade team increased spare-parts production by approximately 70 percent, removing these parts from the U.S. government's critical spare requirements list. We applied Lean initiatives to our KC-10 thrust reverser modification production rate to reduce lost flight-hours and save the customer millions of dollars.

Boeing Capital Corporation supported the majority of Boeing commercial airplane sales campaigns and deliveries, with more than $10 billion in financing commitments. At the request of several airline customers, we arranged financier round tables that provided detailed background on the airplane models customers selected; as a result, those customers obtained needed financing for these purchases.

The global services market holds strong promise for growth.

We offer airlines, governments, and maintenance, repair and overhaul operators innovative tools and services that help them minimize risk, reduce costs and operate reliably. We signed 36 commercial customers to our Airplane Health Management, Maintenance Performance Toolbox and Electronic Flight Bag programs this year. Several new partners joined the global service team for GoldCare, our comprehensive life cycle management service developed for the 787 Dreamliner.

Key acquisitions will broaden our scope and enable us to offer new services and win new customers. These include Aviall, Inc., one of the world's largest providers of new aviation parts and services in the aerospace industry; Carmen Systems, a leading provider of crew-scheduling and disruption-management software for the world's airlines and railroads; and C-Map, a top provider of digital maritime cartography, data services and other navigational information.

We continue to move beyond merely supplying spares and repairs to providing readiness to the warfighter through integrated, network-centric performance-based logistics in such programs as C-17 Globemaster III Sustainment Partnership, F/A-18 Integrated Readiness Support and U.K. Chinook Through-Life Customer Support.

Serving Our Customers



Global Presence





Global strategic partners, including Boeing companies and subsidiaries, are helping us lower operating costs and deliver the best products and services to meet our customers' changing needs. Hawker de Havilland, a Boeing company in Australia, produces the composite wing trailing edge components for the 787 Dreamliner.

We are steadily expanding our global business by accessing new markets and engaging in new partnerships and business opportunities.

International markets, which in 2006 accounted for 37.4 percent of revenues, continue to provide significant growth opportunities for Boeing. The forecast for the Asia-Pacific region alone is for a market of about 7,200 new airplanes worth $770 billion over the next 20 years. Our new maintenance, repair and overhaul facilities in India and Boeing Shanghai Aviation Services (a new joint venture between Boeing the Shanghai Airport Authority and Shanghai Airlines) will leverage service growth opportunities in these areas.

In the Middle East, through Boeing Industrial Technology Group, we are working with companies such as Alsalam Aircraft Company to provide skilled maintenance, repair and overhaul support for growing commercial airplane services in the region.

Boeing subsidiaries such as Boeing Australia Limited, Jeppesen, Alteon and Aviall are creating growth opportunities by extending our ability to support and maintain commercial airplanes and deliver high-tech defense aerospace and communications systems and services for customers worldwide.

While U.S. defense budgets may begin to moderate, Boeing is well-positioned for continued growth in international defense sales. Emerging opportunities include F/A-18 and P-8A sales in India; additional sales of the F-15 to Korea, Singapore and Japan; and international interest in the C-17.

We continue to enhance our competitiveness by leveraging technology, improving efficiency and influencing the global business environment by addressing political and regulatory issues.

Technology development partnerships with universities, industries and government R&D organizations around the world will continue to enhance our ability to innovate and introduce technologies that open opportunities for growth.

Global supplier partnerships are critical to the success of programs such as the 787 Dreamliner, which includes suppliers and partners from more than a dozen countries. We continue to lower operating costs and strengthen our local supplier base by identifying new business partners through supplier conferences such as those we held in India and Canada in 2006.

Boeing Capital Corporation and Boeing International play important roles in supporting both commercial and defense sales campaigns. In addition to identifying and arranging financing solutions, Boeing Capital is helping to level the playing field in international markets by spearheading global industry initiatives to improve the international financing infrastructure for financiers and customers in the long term.

Through Boeing International, we are going beyond identifying emerging business opportunities by strengthening our leadership in various countries. We're using the knowledge and experience of in-country experts to develop local partnerships and enhance our understanding of alignment opportunities, potential offset agreements, industrial arrangements and country-to-country relations. By doing so, we are transforming Boeing from a successful U.S. exporter to an even more successful global company.

Boeing has been studying the structural, aerodynamic and operational advantages of a blended-wing body aircraft concept for potential future military applications. We are conducting flight tests in 2007 on two high-fidelity subscale prototypes—designated X-48B—to learn more about the concept's critical low-speed flying characteristics.


Boeing Phantom Works

In support of long-term growth and productivity goals, Boeing is developing an integrated, multi-year technology strategy that maximizes the yield of its R&D investments while balancing near- and long-term needs.

To develop this strategy, technology leaders from across the enterprise are combining their collective knowledge of customers' needs, program requirements, current and emerging internal and external technology development, future opportunities and more.

As a result, business units can better focus their technology investments on meeting the near-term needs of current programs—like the 737, 777, F/A-18E/F, and C-17 programs—as well as the near- to mid-term needs of development programs—like the 787, 747-8, Future Combat Systems and EA-18G programs.

In turn, Boeing's advanced R&D unit—Phantom Works—is better able to focus its investments on meeting the mid- to long-term needs for advanced technologies in such areas as design, analysis, avionics, materials, structures and robotics, which are pursued through technology relationships with universities, R&D agencies and non-aerospace companies around the world, as well as through internal development.

Such technologies not only will enable the development of more futuristic systems like the Orbital Express robotic maintenance satellite, Waverider and HiFire hypersonic vehicles and X-48B blended-wing body concept—all of which will be flight tested in 2007—but they also can be used to improve the performance, quality and cost of current systems.

Equally important, this integrated technology investment strategy will allow Boeing to better leverage its unique ability to meet customers' needs with high-performance, low-cost, combined commercial and military system solutions.

This unique strength in systems development is exemplified by our use of the Boeing 737 to develop the multi-mission P-8A Poseidon for the U.S. Navy and the Airborne Early Warning & Control System aircraft for various international customers, the 747 for the U.S. Air Force's Airborne Laser program, and the 767 as part of our bid for the U.S. Air Force's tanker program.

The recent integration of the engineering, manufacturing, program management, supplier management, quality and information technology functions across the enterprise further strengthens our competitive advantage and provides additional leverage for our technology investments. Closer functional integration will enable us to eliminate duplication of efforts, better leverage global technology sources, and combine complementary strengths in technology expertise—all of which are essential to providing high-value, large-scale systems solutions to meet our customers' needs.

Such integrated, collaborative efforts are ensuring that the right technologies will be in the right place at the right time, allowing Boeing to more efficiently and effectively execute its current programs, compete for and win new business, and maintain its global leadership in the aerospace industry.

Technology Development


X-48B

Financials

Comparison of Cumulative* Five-Year Total Shareholder Returns



$250
$200
$150
$100
$50
$0
01
02
03
04
05
06

■ The Boeing Company
■ S&P 500 Aerospace & Defense
■ S&P 500 Index

Company/Index	Base Period 2001	Years Ending December 2002	2003	2004	2005	2006
Boeing	100	86.55	112.86	140.86	194.16	249.31
S&P 500 Aerospace & Defense	100	94.86	116.77	135.45	157.02	196.53
S&P 500 Index	100	77.90	100.25	111.15	116.61	135.03

*Cumulative return assumes $100 invested, includes reinvestment of dividends

Revenues U.S. dollars in billions



52.7
49.3
51.4
53.6
61.5
02
03
04
05
06

Net Earnings U.S. dollars in billions



0.5
0.7
1.9
2.6
2.2
02
03
04
05
06

Earnings Per Share* U.S. dollars



2.84
0.85
2.24
3.19
2.84
02
03
04
05
06

*Before cumulative effect of accounting change and net gain (loss) from discontinued operations

Reconciliation of Non-GAAP Measures Adjusted Earnings Per Share (Unaudited)

In addition to disclosing results that are determined in accordance with U.S. generally accepted accounting principles (GAAP), the company also discloses non-GAAP results that exclude certain significant charges or credits that are important to an understanding of the company's ongoing operations. The company provides reconciliations of its non-GAAP financial reporting to the most comparable GAAP reporting. The company believes that discussion of results excluding certain significant charges or credits provides additional insights into underlying business performance. Adjusted earnings per share is not a measure recognized under GAAP. The determination of significant charges or credits may not be comparable to similarly titled measures used by other companies and may vary from quarter to quarter.

(Dollars in millions except per share data)	Twelve months ended December 31 2006	2005	Increase/ (Decrease)
GAAP Diluted earnings per share*	**$ 2.85**	$ 3.20	(11)%
Global settlement with U.S. Department of Justice	**0.75** [(a)]		
Business Shutdown/Asset Dispositions/Divestitures	**0.24** [(b)]	(0.04)[(c)]	
Income tax adjustments	**(0.20)**[(d)]	(0.71)[(e)]	
Interest associated with income tax benefits	**(0.01)**[(f)]	(0.05)[(g)]	
Cumulative effect of Accounting Change, Net of Taxes		(0.02)[(h)]	
Net (gain)/loss on Discontinued Operations, Net of Taxes	**(0.01)**[(i)]	0.01 [(i)]	
Adjusted earnings per share* "Core Earnings" per share	**$ 3.62**	$ 2.39	51%
Weighted average diluted shares (millions)	**787.6**	802.9	

(a) Represents the net earnings per share impact for the global settlement of the Evolved Expendable Launch Vehicle (EELV) and Druyun matters with the U.S. Department of Justice ($571 pre-tax charge and reversal of a tax benefit of $16, which was recorded on previous accruals of $44) at 37.3%. No tax benefit recognized relating to global settlement.

(b) Represents the net earnings per share impact related to shutdown of the Connexion business ($320 pre-tax charge) and the EDD divestiture which was completed in 2005 ($15 pre-tax benefit). The per share amount is presented net of income taxes at 37.3%.

(c) Represents the net earnings per share impact including pension and other postretirement benefits on the sale of Rocketdyne, Wichita, and EDD. The per share amount for the year is presented net of income taxes at 37.8%.

(d) Represents tax benefits of $155 due to a settlement with the Internal Revenue Service for the years 1993–1997 ($46 tax benefit), tax benefit from a state income tax audit settlement ($25 tax benefit), and provision adjustments primarily related to tax filings for 2005 and prior years ($84 tax benefit).

(e) Represents tax benefits of $570 due to a settlement with the Internal Revenue Service for the years 1998–2001, a change in valuation allowances and provision adjustments related to tax filings for 2004 and prior years partly offset by the tax cost of repatriating foreign earnings.

(f) Represents interest income of $16 related to income tax audit settlements. The per share amount is net of income taxes at 37.3%.

(g) Represents interest income of $64 related to income tax audit settlements. The per share amount is net of income taxes at 37.8%.

(h) Primarily represents the adoption of SFAS No. 123 (revised 2004) *Share-Based Payment* in Q1 2005 and the adoption of FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations* in Q4 2005.

(i) Represents an after-tax adjustment to the 2004 sale of assets from BCC's Commercial Financial Services to General Electric Capital Corporation.

*GAAP diluted earnings per share and adjusted earnings per share exclude the pro-forma impact of 29 missed commercial aircraft deliveries as a result of the International Association of Machinists (IAM) strike. The strike reduced EPS by $0.35 per share.

Five-Year Summary (Unaudited)

(Dollars in millions except per share data)	2006	2005	2004	2003	2002
Operations					
Revenues					
Commercial Airplanes[(a)]	$ 28,465	$ 21,365	$ 19,925	$ 21,380	$ 27,202
Integrated Defense Systems:[(b)]					
Precision Engagement and Mobility Systems	14,350	13,510	12,835	11,783	11,635
Network and Space Systems	11,980	12,254	13,023	11,416	9,658
Support Systems	6,109	5,342	4,881	4,408	3,977
Total Integrated Defense Systems	32,439	31,106	30,739	27,607	25,270
Boeing Capital Corporation[(c)]	1,025	966	959	991	764
Other	299	657	275	625	223
Accounting differences/eliminations	(698)	(473)	(498)	(1,292)	(739)
Total revenues	$ 61,530	$ 53,621	$ 51,400	$ 49,311	$ 52,720
General and administrative expense[(c)]	4,171	4,228	3,657	3,200	2,959
Research and development expense	3,257	2,205	1,879	1,651	1,639
Other income, net	420	301	288	460	37
Net earnings from continuing operations[(c)]	$ 2,206	$ 2,562	$ 1,820	$ 685	$ 2,296
Cumulative effect of accounting change, net of taxes		17			(1,827)
Income from discontinued operations, net of taxes[(c)]			10	33	23
Net gain/(loss) on disposal of discontinued operations, net of tax	9	(7)	42		
Net earnings	$ 2,215	$ 2,572	$ 1,872	$ 718	$ 492
Basic earnings per share from continuing operations	2.88	3.26	2.27	0.86	2.87
Diluted earnings per share from continuing operations	2.84	3.19	2.24	0.85	2.84
Cash dividends declared	$ 991	$ 861	$ 714	$ 573	$ 570
Per share	1.25	1.05	0.85	0.68	0.68
Additions to plant and equipment	1,681	1,547	1,246	836	954
Depreciation of plant and equipment	1,058	1,001	1,028	1,005	1,094
Employee salaries and wages	15,871	13,667	12,700	12,067	12,566
Year-end workforce	154,000	153,000	159,000	157,000	166,000
Financial position at December 31					
Total assets[(d)]	$ 51,794	$ 59,996	$ 56,224	$ 55,171	$ 54,225
Working capital	(6,718)	(6,220)	(5,735)	892	(2,955)
Property, plant and equipment, net	7,675	8,420	8,443	8,597	8,765
Cash	6,118	5,412	3,204	4,633	2,333
Short-term investments	268	554	319		
Total debt	9,538	10,727	12,200	14,443	14,403
Customer financing assets	8,890	10,006	11,001	10,914	9,878
Shareholders' equity[(d)]	4,739	11,059	11,286	8,139	7,696
Per share	6.25	14.54	14.23	10.17	9.62
Common shares outstanding (in millions)[(e)]	757.8	760.6	793.2	800.3	799.7
Contractual Backlog					
Commercial Airplanes[(a)]	$174,276	$124,132	$ 65,482	$ 63,929	$ 68,159
Integrated Defense Systems:[(b)]					
Precision Engagement and Mobility Systems	24,988	21,815	21,539	23,131	17,862
Network and Space Systems	8,001	6,324	10,923	11,753	12,634
Support Systems	9,302	8,366	6,834	6,042	5,518
Total Integrated Defense Systems	42,291	36,505	39,296	40,926	36,014
Total	$216,567	$160,637	$104,778	$104,855	$104,173

Cash dividends have been paid on common stock every year since 1942.

(a) In the first quarter of 2006, Commercial Airplanes changed its accounting policy for concessions received from vendors. The years 2005 through 2002 were retroactively adjusted for comparative purposes.

(b) In 2006, we realigned IDS into three capabilities-driven businesses: Precision Engagement and Mobility Systems (PE&MS), Network and Space Systems (N&SS), and Support Systems. As part of the realignment, certain advanced systems and research and development activities previously included in the Other segment transferred to the new IDS segments. The years 2005 through 2002 were restated for comparative purposes.

(c) During 2004, BCC sold substantially all of the assets related to its Commercial Financial Services business. Thus, the Commercial Financial Services business is reflected as discontinued operations. The years 2003 and 2002 were restated for comparative purposes.

(d) Statement of Financial Accounting Standard No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* was adopted in 2006 and reduced shareholders' equity by $8.2 billion. Retrospective application is not permitted.

(e) Computation represents actual shares outstanding as of December 31, and excludes treasury shares and the outstanding shares held by the ShareValue Trust.

Forward-Looking Information Is Subject to Risk and Uncertainty

Certain statements in this report may constitute "forward-looking" statements within the meaning of the Private Litigation Reform Act of 1995. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," and similar expressions are used to identify these forward-looking statements. These include, among others, statements relating to:

- the effect of economic downturns or growth in particular regions;
- the adequacy of coverage, by allowance for losses, of risks related to our non-U.S. accounts receivable being payable in U.S. dollars;
- the continued operation, viability and growth of Commercial Airplane revenues and successful execution of our backlog in this segment;
- the timing and effects of decisions to complete or launch a Commercial Airplane program;
- the ability to successfully develop and timely produce the 787 aircraft;
- the effect of political and legal processes, changing priorities or reductions in the U.S. Government or international government defense and space budgets on our revenues from our Integrated Defense System business segments;
- the effective negotiation of collective bargaining agreements;
- the continuation of long-term trends in passenger revenue yields in the airline industry;
- the effect of valuation decline of our aircraft;
- the impact of airline bankruptcies on our revenues or operating results;
- the continuation of historical costs for fleet support services;
- the receipt of cost sharing payments for research and development;
- the receipt of estimated award and incentive fees on U.S. Government contracts;
- the future demand for commercial satellites and projections of future order flow;
- the potential for technical or quality issues on development programs, including the Airborne Early Warning & Control program and other fixed price development programs, or in the commercial satellite industry to affect schedule and cost estimates or cause us to incur a material charge or experience a termination for default;
- the outcome of any litigation and/or government investigation in which we are a party and other contingencies;
- returns on pension fund assets, impacts of future interest rate changes on pension obligations and healthcare cost inflation trends;
- the amounts and effects of underinsured operations including satellite launches;
- the scope, nature or impact of acquisition or disposition activity, such as Aviall, and investment in any joint ventures including Sea Launch and United Launch Alliance, and indemnifications related thereto; and
- the expected cash expenditures and charges associated with the exit of the Connexion by Boeing business.

This report includes important information as to these factors in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the Notes to our consolidated financial statements included herein.

Consolidated Results of Operations and Financial Condition

Overview

We are a global market leader in design, development, manufacturing, sale and support of commercial jetliners, military aircraft, satellites, missile defense, human space flight and launch systems and services. We are one of the two major manufacturers of 100+ seat airplanes for the worldwide commercial airline industry and the second-largest defense contractor in the U.S. While our principal operations are in the U.S., we rely extensively on a network of partners, key suppliers and subcontractors located around the world.

Our business strategy is centered on successful execution in healthy core businesses — Commercial Airplanes and Integrated Defense Systems (IDS) — supplemented and supported by Boeing Capital Corporation (BCC). Taken together, these core businesses generate substantial earnings and cash flow that permit us to invest in new products and services that open new frontiers in aerospace. We focus on producing the airplanes the market demands and we price our products to provide a fair return for our shareholders while continuing to find new ways to improve efficiency and quality. IDS is a defense systems business that integrates its resources in defense, intelligence, communications and space to deliver capability-driven solutions to its customers at reduced costs. Our strategy is to leverage our core businesses with a simultaneously intense focus on growth and productivity. Our strategy also benefits as commercial and defense markets often offset each others' cyclicality. BCC delivers value through supporting our business units and managing overall financial exposures.

In 2006, our revenues grew by 15 percent. Earnings from operations increased 7%. We continued to invest in key growth programs as Research and Development expense grew by 48% to $3.3 billion, reflecting increased spending on the 787 and 747-8 programs and lower cost sharing payments from suppliers. We generated operating cash flow of $7.5 billion driven by operating and working capital performance. We reduced debt by $1.2 billion and repurchased 25 million common shares. Our contractual backlog grew 35% to $217 billion, driven by 40% growth at Commercial Airplanes while our total backlog grew 22% to $250 billion. At the end of 2006, we implemented new accounting rules for pensions and other postretirement benefits, which together with the annual remeasurement of our pension plans reduced our shareholders' equity by $6.5 billion. This decrease did not affect cash flows or the funded status of our benefit plans.

We expect continued growth in Commercial Airplane revenues and deliveries as we execute our record backlog and respond to global demand by ramping up commercial aircraft production. We expect IDS revenue to be slightly lower in 2007 and anticipate that the U.S. Department of Defense (U.S. DoD) budget growth will moderate over the next several years. We are focused on improving financial performance through a combination of productivity and customer-focused growth.

Consolidated Results of Operations

Revenues

(Dollars in millions) Year ended December 31,	2006	2005	2004
Commercial Airplanes	**$28,465**	$21,365	$19,925
Integrated Defense Systems	**32,439**	31,106	30,739
Boeing Capital Corporation	**1,025**	966	959
Other	**299**	657	275
Accounting differences/eliminations	**(698)**	(473)	(498)
Total revenues	**$61,530**	$53,621	$51,400

Higher consolidated revenues in 2006 were primarily due to higher new commercial aircraft deliveries. IDS revenues were up moderately in 2006 as growth in Precision Engagement and Mobility Systems and Support Systems was partially offset by lower volume in Network and Space Systems. BCC revenues increased in 2006 primarily due to higher investment income and higher net gain on disposal of assets. Other segment revenues decreased in 2006 as a result of the buyout of several operating lease aircraft in the amount of $369 million in 2005. In addition, revenues decreased in Accounting differences/eliminations due to higher Commercial Airplanes intercompany deliveries in 2006.

Consolidated revenues also increased in 2005 as compared to 2004. The increase was due to the growth at Commercial Airplanes driven by higher new aircraft deliveries, increased spares and aircraft modifications, and higher used aircraft sales. IDS revenues remained stable in 2005 after strong growth in 2004. BCC revenues for 2005 were essentially unchanged from 2004.

Earnings from Operations

The following table summarizes our earnings from operations:

(Dollars in millions) Year ended December 31,	2006	2005	2004
Commercial Airplanes	**$ 2,733**	$ 1,431	$ 745
Integrated Defense Systems	**3,032**	3,919	2,936
Boeing Capital Corporation	**291**	232	183
Other	**(738)**	(363)	(546)
Unallocated expense	**(1,733)**	(2,407)	(1,311)
Global Settlement with U.S. Department of Justice	**(571)**		
Earnings from operations	**$ 3,014**	$ 2,812	$ 2,007

Our earnings from operations increased in 2006 compared to 2005 primarily driven by improved earnings at Commercial Airplanes and lower unallocated expense. This was partially offset by a $571 million charge for global settlement with U.S. Department of Justice (see Note 22), lower IDS earnings reflecting a $569 million net gain on the sale of our Rocketdyne business in 2005 and $770 million of charges on the Airborne Early Warning & Control (AEW&C) development program in 2006 partially offset by improved margins on other programs and a $320 million charge related to the exit of the Connexion by Boeing business recorded in Other segment. (See Note 9).

An increase in earnings from operations in 2005 compared to 2004 was primarily due to strong operating performance by our business segments partially offset by higher unallocated expense. Included in 2004 results is a charge of $555 million related to the United States Air Force (USAF) 767 tanker program and expenses incurred to end production of the 717 aircraft.

The most significant items included in Unallocated expense are shown in the following table:

(Dollars in millions) Year ended December 31,	2006	2005	2004
Pension and postretirement expense	**$ (472)**	$ (851)	$ (258)
Share-based plans expense	**(680)**	(999)	(627)
Deferred compensation expense	**(211)**	(186)	(54)
Other	**(370)**	(371)	(372)
Unallocated expense	**$(1,733)**	$(2,407)	$(1,311)

We recorded net periodic benefit cost related to pensions of $1,050 million in 2006, $1,303 million in 2005, and $451 million in 2004. Not all net periodic benefit cost is recognized in earnings in the period incurred because it is allocated to production as product costs and a portion remains in inventory at the end of the reporting period. Accordingly, earnings from operations included $746 million, $1,225 million and $335 million of pension expense in 2006, 2005, and 2004, respectively. A portion of pension expense is recorded in the business segments and the remainder is included in unallocated pension expense.

Unallocated pension and other postretirement expense represents the difference between costs recognized under GAAP in the consolidated financial statements and federal cost accounting standards required to be utilized by our business segments for U.S. Government contracting purposes. Net periodic benefit cost related to pensions decreased in 2006 compared to 2005 mainly due to an absence of net settlement and curtailment charges partially offset by an increase in the amount of actuarial loss that was amortized. The increase in 2006 and 2005 deferred compensation plans expense is primarily due to the increase in our stock price.

Higher pension and postretirement amounts in 2005 compared to 2004 are primarily related to higher amortization of actuarial losses and net settlement and curtailment charges due to 2005 divestitures. The increase in 2005 share-based plans expense is primarily due to the increase in our stock price which resulted in additional compensation expense due to an increase in the number of performance shares meeting the price growth targets and being converted to common stock.

Other Earnings Items

(Dollars in millions) Year ended December 31,	2006	2005	2004
Earnings from operations	**$3,014**	$2,812	$2,007
Other income, net	**420**	301	288
Interest and debt expense	**(240)**	(294)	(335)
Earnings before income taxes	**3,194**	2,819	1,960
Income tax expense	**(988)**	(257)	(140)
Net earnings from continuing operations	**$2,206**	$2,562	$1,820

Other income primarily consists of interest income. Interest income was higher in 2006 and 2005 as a result of higher interest rates and higher cash and investment balances partially offset by lower interest income related to federal income tax settlements for prior years.

Interest and debt expense decreased in 2006 and 2005 due to debt repayments.

The effective income tax rate of 30.9% for 2006 differed from the 2005 effective income tax rate of 9.1% primarily due to the favorable 2005 settlement with the Internal Revenue Service and the non-deduction in 2006 of the global settlement with the U.S. Department of Justice. The effective income tax rate of 9.1% for 2005 was comparable to the 2004 effective income tax rate of 7.1%. Both 2005 and 2004 benefited from audit settlements and export tax benefits. 2006 is the final year for recognizing export tax benefits. For additional discussion related to Income Taxes see Note 6.

Backlog

Contractual backlog of unfilled orders excludes purchase options, announced orders for which definitive contracts have not been executed, and unobligated U.S. and non-U.S. Government contract funding. Contractual backlog increased by $55,930 million in 2006 compared to 2005 as a result of increases at Commercial Airplanes of $50,144 million, which were primarily due to new orders in excess of deliveries for the 737NG, 747 and 787 airplanes, and increases at IDS of $5,786 million which were driven by funding received from new orders and existing contracts for C-17, F/A-18, Integrated Logistics Chinook support, and Proprietary.

Unobligated backlog includes U.S. and non-U.S. Government definitive contracts for which funding has not been authorized. Funding that is subsequently received is moved to contractual backlog. The decrease in IDS unobligated backlog of $10,584 million during 2006 compared to 2005 is primarily due to funding released from new orders and existing contracts on F/A-18, Future Combat Systems (FCS), C-17, and Proprietary.

Segment Results of Operations and Financial Condition

Commercial Airplanes

Business Environment and Trends

Airline Industry Environment Air travel growth is driven by a combination of economic growth and the increasing propensity to travel due to increased trade, globalization and improved airline services driven by liberalization of air traffic rights between countries. Air traffic growth continues to exceed its long-term trend due to strong performance of these key drivers. Global economic growth, the primary driver of air traffic growth, remained above long-term trend for the third straight year in 2006. Evidence of increasing liberalization can be seen in the declining restrictions on flights between countries, increasing private ownership of airlines and reduced regulation of competition within markets.

Looking forward, our 20-year forecast is for a long-term average growth rate of 5% per year for passenger traffic, and 6% per year for cargo traffic based on projected average annual worldwide real economic growth rate of 3%. Based on long-term global economic growth projections, and factoring in increasing utilization of the worldwide airplane fleet and requirements to replace older airplanes, we project a $2.6 trillion market for 27,200 new airplanes over the next 20 years.

The airline industry is becoming increasingly competitive resulting in airlines focusing on increasing productivity and improving service levels. Airlines are changing many aspects of their operations including simplifying fleets, distribution, and pricing; outsourcing non-essential operations; reducing labor costs and airport costs; increasing asset utilization; and developing new business models through innovations in network structure, fare structures, service levels and distribution networks. Such changes are providing new opportunities for airline industry suppliers.

Worldwide, many airlines continue reporting operating profits although performance varies significantly by region and business model. Recent industry financials generally show increasing unit revenues and rising fares. Cost-cutting initiatives and efficiency improvements are helping many airlines remain profitable despite intense competition and high fuel prices. Fuel costs now comprise one quarter of airline operating costs compared to less than 15% three years ago. Overall, the industry is forecast to lose half a billion dollars in 2006, but return to profitability in 2007. Many airlines that are growing to meet increased demand are acquiring new capacity from manufacturers.

The industry remains vulnerable to near-term exogenous developments including disease outbreaks (such as avian flu), the threat of terrorism, global economic imbalances, increasing global environmental concerns and fuel prices. Fuel prices are forecast to remain elevated and volatile in the near-term due to strong demand driven by economic growth and minimal surplus capacity to cushion against supply shocks.

Industry Competitiveness The commercial jet aircraft market and the airline industry remain extremely competitive. We expect the existing long-term downward trend in passenger revenue yields worldwide (measured in real terms) to continue into the foreseeable future. Market liberalization in Europe and Asia has continued to enable low-cost airlines to gain market share. These airlines have increased the downward pressure on airfares. This results in continued cost pressures for all airlines and price pressure on our products. Major productivity gains are essential to ensure a favorable market position at acceptable profit margins.

Continued access to global markets remains vital to our ability to fully realize our sales potential and long-term investment returns. Approximately two-thirds of Commercial Airplanes' sales and contractual backlog are from customers based outside the United States.

We face aggressive international competitors who are intent on increasing their market share. They offer competitive products and have access to most of the same customers and suppliers. Airbus has historically invested heavily to create a family of products to compete with ours. Regional jet makers Embraer and Bombardier, coming from the less than 100-seat commercial jet market, continue to develop larger and more capable airplanes. This market environment has resulted in intense pressures on pricing and other competitive factors.

Worldwide, airplane sales are generally conducted in U.S. dollars. Fluctuating exchange rates affect the profit potential of our major competitors, all of whom have significant costs in other currencies. A decline of the U.S. dollar relative to their local currencies puts pressure on competitors' revenues and profits. Competitors often respond by aggressively reducing costs and increasing productivity, thereby improving their longer-term competitive posture. Airbus has recently announced such initiatives targeting a two-year reduction in its development cycle and a 20% increase in overall productivity by 2010. If the U.S. dollar strengthens, Airbus can use the extra efficiency to develop new products and gain market share.

We are focused on improving our processes and continuing cost-reduction efforts. We continue to leverage our extensive customer support services network which includes aviation support, spares, training, maintenance documents and technical advice for airlines throughout the world. This enables us to provide a higher level of customer satisfaction and productivity. These efforts enhance our ability to pursue pricing strategies that enable us to price competitively and maintain satisfactory margins.

Operating Results

(Dollars in millions)	2006	2005	2004
Revenues*	**$ 28,465**	$ 21,365	$19,925
% of Total Company Revenues	**46%**	40%	39%
Operating Earnings	**$ 2,733**	$ 1,431	$ 745
Operating Margins	**9.6%**	6.7%	3.7%
Research and Development	**$ 2,390**	$ 1,302	$ 941
Contractual Backlog*	**$174,276**	$124,132	$65,482

*Note: In the first quarter of 2006, Commercial Airplanes changed its accounting policy for concessions received from vendors. The years 2005 and 2004 were retroactively adjusted for comparative purposes. (See Note 1).

Revenues The increase in revenue of approximately $7,100 million in 2006 from 2005 was primarily attributable to higher new airplane deliveries, including model mix changes, of $6,820 million, increased aircraft modification and spares business of $873 million offset by $593 million primarily attributable to lower revenue from aircraft trading.

The increase in revenue of $1,440 million in 2005 from 2004 was primarily attributable to higher new airplane deliveries, including model mix changes, of $845 million, used airplane sales of $302 million and $293 million primarily attributable to aircraft modification, and spares.

Increased deliveries in 2005 were achieved despite delivering 29 fewer than expected airplanes due to the IAM strike during the month of September 2005. This resulted in approximately $2,000 million lower revenue than anticipated for 2005.

Commercial jet aircraft deliveries as of December 31, including deliveries under operating lease, which are identified by parentheses, were as follows:

	717	737NG	747	757	767	777	Total
2006							
Cumulative Deliveries	**155**	**2,136**	**1,380**	**1,049**	**947**	**604**	
Deliveries	**5(3)**	**302***	**14**	**–**	**12***	**65**	**398**
2005							
Cumulative Deliveries	150	1,834	1,366	1,049	935	539	
Deliveries	13(5)	212*	13	2	10*	40	290
2004							
Cumulative Deliveries	137	1,622	1,353	1,047	925	499	
Deliveries	12(6)	202*	15	11	9(1)	36	285

* Intracompany deliveries were two 767 aircraft and eight 737 Next-Generation aircraft in 2006, two 767 aircraft and two 737 Next-Generation aircraft in 2005 and three 737 Next-Generation aircraft in 2004.

Earnings from Operations The $1,302 million increase in earnings from operations in 2006 over the comparable period of 2005 was primarily attributable to earnings of $1,781 million on increased revenue from new aircraft deliveries and $315 million in increased earnings primarily attributable to aircraft modifications. In addition, cost performance improved by $226 million. Such items were offset by increased research and development costs of $1,088 million. In 2005, we had a loss on the sale of Wichita, Kansas and Tulsa and McAlester, Oklahoma operations of $68 million. The IAM strike resulted in lower operating earnings in 2005 due to 29 fewer than expected airplane deliveries.

The $686 million increase in earnings from operations in 2005 over the comparable period of 2004 was primarily attributable to earnings on increased revenue from new aircraft deliveries of $265 million and $135 million of increased revenue primarily attributable to aircraft modification. In addition, margin improved $414 million mainly due to improved cost performance, which was offset by increased research and development costs of $361 million and other period costs of $174 million, and a loss on the sale of Wichita, Tulsa and McAlester operations of $68 million. In 2004, we also had charges of $280 million resulting from the decision to complete production of the 717 program and $195 million of the 767 USAF Tanker program charge.

Backlog The backlog increase in 2006 related to orders in excess of deliveries for 737NG, 747 and 787, while the increase in 2005 related to orders in excess of deliveries for 737NG, 777 and 787.

Accounting Quantity The accounting quantity is our estimate of the quantity of airplanes that will be produced for delivery under existing and anticipated contracts. It is a key determinant of gross margins we recognize on sales of individual airplanes throughout a program's life. Estimation of each program's accounting quantity takes into account several factors that are indicative of the demand for that program, including firm orders, letters of intent from prospective customers, and market studies. We review our program accounting quantities quarterly.

Commercial aircraft production costs include a significant amount of infrastructure costs, a portion of which do not vary with production rates. As the amount of time needed to produce the accounting quantity decreases, the average cost of the accounting quantity also decreases as these infrastructure costs are included in the total cost estimates, thus increasing the gross margin and related earnings provided other factors do not change.

The accounting quantity for each program may include units that have been delivered, undelivered units under contract, and units anticipated to be under contract in the reasonable future (anticipated orders). In developing total program estimates all of these items within the accounting quantity must be considered. The table below provides details as of December 31:

	Program						
	717	737NG	747	757	767	777	787
2006							
Program accounting quantities	**156**	**3,200**	**1,449**	**1,050**	**985**	**900**	*
Undelivered units under firm orders[1]		**1,560**	**116**		**28**	**299**	**448**
Cumulative firm orders (CFO)[2]	**155**	**3,696**	**1,496**	**1,049**	**975**	**903**	
Anticipated orders	**N/A**	**N/A**	**N/A**	**N/A**	**8**	**N/A**	
Anticipated orders as a % of CFO	**N/A**	**N/A**	**N/A**	**N/A**	**1%**	**N/A**	
2005							
Program accounting quantities	156	2,800	1,424	1,050	971	800	*
Undelivered units under firm orders[1]	5	1,123	58		30	288	287
Cumulative firm orders (CFO)[2]	155	2,957	1,424	1,049	965	827	
Anticipated orders	N/A	N/A	N/A	N/A	3	N/A	
Anticipated orders as a % of CFO	N/A	N/A	N/A	N/A	0%	N/A	
2004							
Program accounting quantities	156	2,400	1,400	1,050	959	700	*
Undelivered units under firm orders[1]	18	771	27	2	25	167	52
Cumulative firm orders (CFO)[2]	155	2,393	1,380	1,049	950	666	
Anticipated orders	N/A	5	19	N/A	6	34	
Anticipated orders as a % of CFO	N/A	0%	1%	N/A	1%	5%	

* The accounting quantity for the 787 program will be determined in the year of first airplane delivery, targeted for 2008.

[1] Firm orders represent new aircraft purchase agreements where the customers' rights to cancel without penalty have expired. Typically customer rights to cancel without penalty include the customer receiving approval from its Board of Directors, shareholders, government and completing financing arrangements. All such cancellation rights must be satisfied or expired prior to recording a firm order even if satisfying such conditions are highly certain. Firm orders exclude option aircraft and aircraft with cancellation rights.

[2] Cumulative firm orders represent the cumulative number of commercial jet aircraft deliveries plus undelivered firm orders.

737 Next-Generation The accounting quantity for the 737 Next-Generation program increased by 400 units during 2006 due to the program's normal progression of obtaining additional orders and delivering aircraft.

747 Program In November 2005, we launched the 747-8 family, which includes the 747-8 Intercontinental passenger airplane and the 747-8 Freighter. This launch and additional firm orders have extended the life of this program and have also solidified product strategy. The accounting quantity for the 747 program increased by 25 units during 2006. During 2006, we completed firm configuration of the 747-8 Freighter and the same is expected for the passenger version in 2007. Deliveries of the first 747-8 Freighter and Intercontinental passenger airplane are targeted for late 2009 and late 2010.

767 Program During 2005 and 2006 the 767 program obtained additional orders, including 10 firm orders during 2006. In addition, on February 5, 2007, a customer announced its plans to order 27 767-300 Extended Range Freighters. We continue pursuing market opportunities for additional 767 sales.

777 Program The accounting quantity for the 777 program increased by 100 units during 2006 as a result of the program's normal progression of obtaining additional orders and delivering aircraft.

787 Program As we progress toward first flight and entry into service of the 787, we continue to manage pressures with respect to weight, schedule, and supplier implementation as they arise. There are inherent risks associated with the development and production of any new airplane, which can impact expectations. But we still continue to expect delivery of the 787 on schedule and in accordance with our contractual obligations. We are preparing for the first test flight of the 787 in 2007, and for entry into service in 2008.

A key milestone of the program was achieved in 2006 with the initial flight of the first 747-400 Large Cargo Freighter (LCF), called the DreamLifter. These specially-modified freighters will transport major composite structures of the 787 airplanes. Other key events during 2006 were the first shipment of a major assembly between supplier partners and the introduction of a digital computer simulation of the entire 787 production and assembly process.

Completed Programs

717 Program On January 12, 2005, we announced our decision to complete production of the 717 aircraft during 2006 due to the lack of overall market demand. The final 717 was delivered in the second quarter of 2006.

757 Program Production of the 757 program ended in October 2004. The last aircraft was delivered in the second quarter of 2005.

For additional information regarding termination liabilities remaining in Accounts payable and other liabilities for these two programs see Note 23.

Deferred Production Costs Deferred production costs represent commercial aircraft inventory production costs incurred on in-process and delivered units in excess of the estimated average cost of such units using program accounting. As of December 31, 2006 and 2005 deferred production costs relate to the 777 program and there were no significant excess deferred production costs or unamortized tooling costs not recoverable from existing firm orders.

The deferred production costs and unamortized tooling included in the 777 program's inventory at December 31 are summarized in the following table:

(Dollars in millions)	2006	2005
Deferred production costs	$871	$683
Unamortized tooling	329	411

As of December 31, 2006 and 2005, the balance of deferred production costs and unamortized tooling related to all other commercial aircraft programs was insignificant relative to the programs' balance-to-go cost estimates.

Fleet Support We provide the operators of our commercial airplanes with assistance and services to facilitate efficient and safe aircraft operation. Collectively known as fleet support services, these activities and services begin prior to aircraft delivery and continue throughout the operational life of the aircraft. They include flight and maintenance training, field service support costs, engineering services and technical data and documents. The costs for fleet support are expensed as incurred and have been historically less than 1.5% of total consolidated costs of products and services. This level of expenditures is anticipated to continue in the upcoming years. These costs do not vary significantly with current production rates.

Research and Development The following chart summarizes the time horizon between go-ahead and certification/initial delivery for major Commercial Airplanes derivatives and programs.


Go-ahead and Certification/Delivery
787-8
777-300ER*
777-200LR*
777-F
747-400BCF
747-8
01
02
03
04
05
06
07
08
09
*Go-ahead prior to 2004.

Our Research and development expense increased $1,088 million and $361 million in 2006 and 2005. Research and development expense is net of development cost sharing payments received from suppliers. The increase in 2006 was due to higher spending of $636 million, primarily on 787 and 747-8, and $452 million of lower supplier development cost sharing payments. The increase during 2005 was primarily due to increased spending on the 787 program and was partially offset by supplier development cost sharing payments. During the second and third quarters of 2006, we increased our research and development expense forecasts for 2006 and 2007 to reflect increasing pressures on the 787 program as well as modified and increased scope on the 747-8 program to support customer expectations. We are also continuing to develop derivatives and features for our other programs primarily the 737 and 777 programs.

Integrated Defense Systems

Business Environment and Trends

IDS consists of three capabilities-driven businesses: Precision Engagement and Mobility Systems (PE&MS), Network and Space Systems (N&SS), and Support Systems.

Defense Environment Overview The U.S. is faced with continuous force deployments overseas, stability operations in Afghanistan and Iraq, and the requirement both to recapitalize important defense capabilities and to transform the force to take advantage of available technologies to meet the changing national security environment as outlined in the 2006 Quadrennial Defense Review Report (QDR). All of this must be carried out against a backdrop of significant Federal budget deficits and an administration pledge to reduce and ultimately eliminate annual deficit spending. We anticipate that the national security environment will remain challenging for at least the next decade.

Because U.S. DoD spending makes up about half of worldwide defense spending and represented approximately 84% of IDS revenue in 2006, the trends and drivers associated with the U.S. DoD budget are critical. The U.S. DoD budget has grown substantially over the past decade, particularly after the terrorist attacks of September 11, 2001. Although the growth rate had moderated in recent years, the 2008 submittal equates to an 11% increase over the projected 2007 enacted level. The President's request for fiscal year 2008 is $481 billion, excluding the additional $142 billion request to continue the fight in the Global War on Terror (GWOT) in fiscal year 2008. In the past, emergency supplementals had been used to cover the ongoing costs of the GWOT. In addition to the fiscal year 2008 budget request, the President also submitted a fiscal year 2007 Emergency Supplemental requesting $93 billion to cover operations in the GWOT for the remainder of fiscal year 2007. This Supplemental is in addition to the $70 billion previously provided by Congress. The Procurement account continues to see growth with a request of $102 billion, a 25% increase over 2007, while the Research, Development, Test & Evaluation (RDT&E) account remains flat at $75 billion. (All projections and percentage increases are made without taking inflation into account and without accounting for Supplemental funding.)

Even though we continue to see some growth in the U.S. DoD budget, it is unlikely that the U.S. DoD will be able to fully fund the hardware programs already in development as well as new initiatives in order to address the capability gaps identified in the 2006 QDR. This imbalance between future costs of hardware programs and expected funding levels is not uncommon in the U.S. DoD and is routinely managed by internally adjusting priorities and schedules, restructuring programs, and lengthening production runs to meet the constraints of available funding.

We expect the U.S. DoD will respond to future budget constraints by focusing on affordability strategies that emphasize jointness, network-centric operations, persistent intelligence, surveillance, and reconnaissance, long-range strike, special operations, unmanned systems, precision guided kinetic and non-kinetic weapons, and continued privatization of logistics and support activities to improve overall effectiveness while maintaining control over costs.

Consolidation of contractor-provided U.S. Government launch capabilities was completed with the formation of the United Launch Alliance L.L.C. (ULA) joint venture in 2006. This consolidation was driven by the limited schedule of government launches as well as the downturn in the commercial launch market. Launch contractors had built business cases around the government market being supplemented by a robust commercial market, but as the commercial market declined these business cases were re-evaluated. The U.S. Government has an assured access to space policy which requires that two separate vehicles be available for use. The ULA joint venture is intended to provide this assurance.

Civil Space Transportation and Exploration Environment NASA has had stable but very little growth in their funding in this decade. NASA's fiscal year 2006 appropriation of $16.6 billion was approximately equal to the fiscal year 2005 funding level, and presently the agency is operating under a "Continuing Resolution" in 2007. NASA's budget remains focused on needed funds for Space Shuttle Operations, International Space Station, and new initiatives associated with the Vision for Space Exploration. We anticipate funding levels to remain in the $16 billion range in the near future. NASA is continuing to pursue elements of the Vision for Space Exploration, which will provide additional opportunities.

Commercial Satellite Environment The commercial satellite market has strengthened since the downturn earlier in the decade and is expected to stabilize with replacement demand through the end of the decade. The market remains extremely competitive however, with overcapacity across the overall industry and strong pressure on pricing. We will continue to pursue profitable commercial satellite opportunities where the customer values our technical expertise and unique solutions.

Integrated Defense Systems Operating Results

(Dollars in millions)	2006	2005	2004
Revenues	**$32,439**	$31,106	$30,739
% of Total Company Revenues	**53%**	58%	60%
Operating Earnings	**$ 3,032**	$ 3,919	$ 2,936
Operating Margins	**9.3%**	12.6%	9.6%
Research and Development	**$ 791**	$ 855	$ 834
Contractual Backlog	**$42,291**	$36,505	$39,296
Unobligated Backlog	**$33,424**	$44,008	$47,472

Since our operating cycle is long-term and involves many different types of development and production contracts with varying delivery and milestone schedules, the operating results of a particular year, or year-to-year comparisons of revenues and earnings, may not be indicative of future operating results. In addition, depending on the customer and their funding sources, our orders might be structured as annual follow-on contracts, or as one large multi-year order or long-term award. As a result, period-to-period comparisons of backlog are not necessarily indicative of future workloads. The following discussions of comparative results among periods should be viewed in this context.

Revenues IDS revenues increased 4% in 2006 and 1% in 2005 as growth in both PE&MS and Support Systems was partially offset by lower volume in N&SS.

Operating Earnings IDS operating earnings decreased by $887 million in 2006 from 2005 reflecting a $569 million net gain on the sale of Rocketdyne in 2005 and $770 million of charges on the AEW&C development program in 2006 partially offset by improved margins on other programs. Operating earnings increased by $983 million in 2005 from 2004 primarily due to the net gain on the Rocketdyne sale in 2005 in addition to stable performance in the commercial satellite business compared to 2004, when losses were recorded resulting from cost growth due to technical and quality issues and write-downs of slow-moving inventory.

Backlog Total backlog is comprised of contractual backlog, which represents work we are on contract to perform for which we have received funding, and unobligated backlog, which represents work we are on contract to perform for which funding has not yet been authorized and appropriated. IDS total backlog decreased 6% in 2006, from $80,513 million to $75,715 million, primarily due to decreases in unobligated backlog of $10,584 million which resulted from funding released from new orders and existing contracts on F/A-18, FCS, C-17, and Proprietary, offset by increases in contractual backlog of $5,786 million which were driven by funding received from new orders and existing contracts for C-17, F/A-18, Integrated Logistics Chinook support, and Proprietary.

For further details on the changes between periods, refer to the discussions of the individual segments below.

Additional Considerations

Our business includes a variety of development programs which have complex design and technical challenges. Many of these programs have cost-type contracting arrangements. In these cases, the associated financial risks are primarily in lower profit rates or program cancellation if milestones and technical progress are not accomplished. Examples of these programs include Ground-based Midcourse Defense (GMD), FCS, P-8A (P-8A, formerly Multi-mission Maritime Aircraft), Proprietary programs, Airborne Laser, Joint Tactical Radio System (JTRS), Family of Beyond Line-of-Sight Terminals, and the E/A-18G.

Some of our development programs are contracted on a fixed-price basis. Many of these programs have highly complex designs. As technical or quality issues arise, we may experience schedule delays and cost impacts, which could increase our estimated cost to perform the work or reduce our estimated price, either of which could result in a material charge. These programs are ongoing, and while we believe the cost and fee estimates incorporated in the financial statements are appropriate, the technical complexity of these programs creates financial risk as additional completion costs may become necessary or scheduled delivery dates could be missed, which could trigger termination-for-default provisions, the loss of satellite on-orbit incentive payments, or other financially significant exposure. These programs have risk for reach-forward losses if our estimated costs exceed our estimated contract revenues. Examples of these programs include AEW&C, 767 Tanker, commercial and military satellites, Vigilare and High Frequency Modernisation.

Precision Engagement and Mobility Systems Operating Results

(Dollars in millions)	**2006**	2005	2004
Revenues	**$14,350**	$13,510	$12,835
% of Total Company Revenues	**23%**	25%	25%
Operating Earnings	**$ 1,238**	$ 1,755	$ 1,697
Operating Margins	**8.6%**	13.0%	13.2%
Research and Development	**$ 404**	$ 440	$ 420
Contractual Backlog	**$24,988**	$21,815	$21,539
Unobligated Backlog	**$ 9,194**	$15,189	$20,885

Revenues PE&MS revenues increased 6% in 2006 and 5% in 2005 primarily due to additional aircraft deliveries and other volume. The revenue growth of $840 million in 2006 was driven by higher deliveries of F-15 and Apache and higher volume of P-8A, F-22, and Chinook, partially offset by reduced revenues of AEW&C. The revenue growth of $675 million in 2005 was driven by higher deliveries on F-15 and Apache and higher volume and milestone completions on P-8A and AEW&C, partially offset by fewer deliveries on F/A-18 and lower volume resulting from the Comanche termination.

Deliveries of new-build production aircraft, excluding remanufactures and modifications, were as follows:

	2006	2005	2004
C-17 Globemaster III	**16**	16	16
F/A-18E/F Super Hornet	**42**	42	48
T-45 Training Systems	**13**	10	7
F-15 Eagle	**12**	6	3
CH-47 Chinook	**2**	–	–
C-40 Clipper	**1**	2	3
AH-64 Apache	**31**	12	3
Total New-Build Production Aircraft	**117**	88	80

Operating Earnings PE&MS operating earnings decreased $517 million in 2006 driven by the $770 million AEW&C charges mentioned above, which were partially offset by earnings from revenue growth, favorable contract mix, and reduced Company Sponsored Research & Development (CSR&D) expenditures on the 767 Tanker program. Operating earnings increased 3% in 2005 driven by earnings from revenue growth and reduced CSR&D expenditures on 767 Tankers in 2005 and charges recorded in 2004 to write off pre-contract development costs on the 767 USAF Tanker program.

Research and Development The PE&MS segment continues to focus its research and development resources where it can use its customer knowledge, technical strength and large-scale integration capabilities to provide transformational solutions to meet the war fighter's enduring needs. Research and development has remained consistent over the past several years. Research and development activities leverage our capabilities in architectures, system-of-systems integration and weapon systems technologies to develop solutions which are designed to enhance our customers' capabilities in the areas of situational awareness and survivability. These efforts focus on increasing mission effectiveness and interoperability, and improving affordability, reliability and economic ownership. Continued research and development investments in unmanned technology and systems have enabled the demonstration of multi-vehicle coordinated flight and distributed control of high-performance unmanned combat air vehicles. Research and development in advanced weapons technologies emphasizes, among other things, precision guidance and multi-mode targeting. Research and development investments in the Global Tanker Transport Aircraft program represent a significant opportunity to provide state-of-the-art refueling capabilities to domestic and non-U.S. customers. Investments were also made to support various intelligence, surveillance, and reconnaissance business opportunities including P-8A and AEW&C aircraft. Other research and development efforts include upgrade and technology insertions to network-enable and enhance the capability and competitiveness of current product lines such as the F/A-18E/F Super Hornet, F-15E Eagle, AH-64 Apache, CH-47 Chinook and C-17 Globemaster III.

Backlog PE&MS total backlog decreased 8% from 2005 to 2006 primarily due to deliveries and sales on F/A-18 and F-15 from multi-year contracts awarded in prior years. Total backlog decreased 13% from 2004 to 2005 primarily due to deliveries and sales on C-17, F/A-18 and P-8A, and partially offset by additional F-15 and Chinook orders.

Additional Considerations Items which could have a future impact on PE&MS operations include the following:

AEW&C During 2006, we recorded charges of $770 million on our international Airborne Early Warning and Control program. This development program, also known as Wedgetail in Australia and Peace Eagle in Turkey, consists of a 737-700 aircraft outfitted with a variety of command and control and advanced radar systems, some of which have never been installed on an airplane before. Wedgetail includes six aircraft and Peace Eagle includes four aircraft. This is an advanced and complex fixed-price development program involving technical challenges at the individual subsystem level and in the overall integration of these subsystems into a reliable and effective operational capability. The second-quarter charge of $496 million included estimated additional program costs and reductions in expected pricing caused by technical complexities which resulted in schedule delays and cost growth and increased the risk of late delivery penalties. The financial impact recorded in that quarter resulted from a detailed analysis of flight test data along with a series of additional rigorous technical and cost reviews after flight testing ramped up. The hardware and software development and integration had not progressed as quickly as we planned, resulting in the delivery for the first two aircraft being delayed 15 months. We reorganized the program to improve systems engineering and integration and we strengthened the leadership team in both program management and engineering. In the fourth quarter of 2006, after a revised estimate of technical progress by us and our subcontractors, we determined that program subsystems and software development had not matured as we had anticipated earlier in the year. We recorded a charge of an additional $274 million, reflecting further program delays of up to six months. These programs are ongoing, and while we believe the most recent cost estimates incorporated in the financial statements are appropriate, the technical complexity of the programs creates financial risk as additional completion costs may be necessary or scheduled delivery dates could be missed.

C-17 As of December 31, 2006, we have delivered a total of 159 of the 190 C-17s ordered by the U.S. Air Force, with final deliveries scheduled for 2009. Despite pending orders, which would extend deliveries of the C-17 to mid-2009, it is reasonably possible that we will decide in 2007 to suspend work on long-lead items from suppliers and/or to complete production of the C-17 if further orders are not received. We are still evaluating the full financial impact of a production shut-down, including any recovery that would be available from the government.

767 Tanker Program The 767 Tanker Program has orders for eight 767 Tankers, four from the Italian Air Force and four from the Japan Self Defense Agency. The USAF is continuing to pursue a replacement for the KC-135 Tanker and has identified it as its top acquisition priority for 2007. In addition, the Pentagon requested funding for the development phase of the program in its 2008 budget request in February 2007. We remain firmly committed to the USAF Tanker program and are ready to support our customer in whatever decision is made regarding the recapitalization of the nation's current aerial refueling fleet.

Network and Space Systems Operating Results

(Dollars in millions)	2006	2005	2004
Revenues	**$11,980**	$12,254	$13,023
% of Total Company Revenues	**19%**	23%	25%
Operating Earnings	**$ 958**	$ 1,399	$ 577
Operating Margins	**8.0%**	11.4%	4.4%
Research and Development	**$ 301**	$ 334	$ 357
Contractual Backlog	**$ 8,001**	$ 6,324	$10,923
Unobligated Backlog	**$23,723**	$27,634	$25,019

Revenues N&SS revenues decreased 2% in 2006 and 6% in 2005 as significant growth in FCS and higher Delta IV volume were offset by lower volume in Proprietary and GMD as well as the divestiture of our Rocketdyne business. Additional impacts resulted from fewer milestone completions in our commercial satellite business in 2006 and the completion of a Homeland Security contract in 2005.

Launch and new-build satellite deliveries were as follows:

	2006	2005	2004
Delta II	**2**	2	4
Delta IV	**3**	–	–
Commercial/Civil Satellites	**4**	3	2

Operating Earnings N&SS operating earnings decreased $441 million from 2005 to 2006 and increased $822 million from 2004 to 2005 driven by significant items in all three periods. The decrease from 2005 to 2006 was driven by the $569 million net gain on the Rocketdyne sale and higher contract values for Delta IV launch contracts in 2005, partially offset by increased earnings in the FCS program in 2006. The increase from 2004 to 2005 was driven by the favorable Rocketdyne and Delta IV impacts in 2005 mentioned above, while losses were recorded in our commercial satellite business in 2004 caused by performance issues due to cost growth from technical and quality issues and write-offs of slow-moving inventory. N&SS operating earnings include equity earnings of $71 million, $72 million, and $70 million from the United Space Alliance joint venture in 2006, 2005, and 2004, respectively.

Divestitures On February 28, 2005, we completed the stock sale of EDD to L-3 Communications. On August 2, 2005 we completed the sale of our Rocketdyne business to United Technologies Corporation. (See Note 9).

Research and Development The N&SS research and development funding remains focused on the development of communications and command and control capabilities that support a network-centric architecture approach for our various government customers. We are investing in the communications market to enable connectivity between existing air/ground platforms, increase communications availability and bandwidth through more robust space systems, and leverage innovative communications concepts. Key programs in this area include JTRS, FCS, GPS, and Transformational Communications System. Investments were also made to support concepts that will lead to the development of next-generation space intelligence systems. Along with increased funding to support these areas of architecture and network-centric capabilities development, we also maintained our investment levels in global missile defense and advanced missile defense concepts and technologies.

Backlog N&SS total backlog decreased 7% from 2005 to 2006 driven by sales from a multi-year order received in prior years on FCS. Total backlog decreased 6% from 2004 to 2005 driven by sales from multi-year orders received in prior years on GMD and FCS, partially offset by new orders on Proprietary programs.

Additional Considerations Items which could have a future impact on N&SS operations include the following:

United Launch Alliance On December 1, 2006, we completed the transaction with Lockheed Martin Corporation (Lockheed) to create a 50/50 joint venture named United Launch Alliance L.L.C. (ULA). ULA combines the production, engineering, test and launch operations associated with U.S. Government launches of Boeing Delta and Lockheed Atlas rockets. In connection with the transaction, we contributed assets and liabilities of $1,609 million and $695 million, respectively, to ULA. These amounts are subject to adjustment pending final review of the respective parties' contributions. Any difference between the book value of our investment and our proportionate share of ULA's net assets would be recognized ratably in future years. We also entered into an inventory supply agreement with ULA that provides for the purchase by ULA from us of Boeing Delta inventories totaling $1,860 million by March 31, 2021. We and Lockheed each will provide ULA with initial cash contributions of up to $25 million, and we each have agreed to extend a line of credit to ULA of up to $200 million to support its working capital requirements. In connection with the transaction, we and Lockheed transferred performance responsibility for certain U.S. Government contracts to ULA as of the closing date. We and Lockheed agreed to jointly guarantee the performance of those contracts to the extent required by the U.S. Government. We agreed to indemnify ULA through December 31, 2020 against potential non-recoverability of $1,375 million of Boeing Delta inventories included in contributed assets plus $1,860 million of inventory subject to the inventory supply agreement. In addition, in the event ULA is unable to obtain re-pricing of certain contracts which we contributed to ULA and to which we believe ULA is entitled, we will be responsible for any shortfall and may record up to $322 million in pre-tax losses. ULA is accounted for under the equity method of accounting. N&SS 2006 revenues include $727 million related to Delta rockets and formation of ULA will reduce N&SS revenues in 2007. We do not expect ULA to have a material impact to our earnings, cash flows, or financial position for 2007.

Sea Launch The Sea Launch venture, in which we are a 40% partner, provides ocean-based launch services to commercial satellite customers. For the year ended December 31, 2006, the venture conducted five successful launches.

We have issued credit guarantees to creditors of the Sea Launch venture to assist it in obtaining financing. In the event we are required to perform on these guarantees, we believe we can recover a portion of the cost (estimated at $486 million) through guarantees from the other venture partners. The components of this exposure are as follows:

(Dollars in millions)	Estimated Maximum Exposure	Established Reserves	Estimated Proceeds from Recourse	Estimated Net Exposure
Credit Guarantees	$ 471	$188	$283	
Partner Loans (Principal and Interest)	451	271	180	
Advances to Provide for Future Launches	76			$ 76
Trade Receivable from Sea Launch	311	289		22
Performance Guarantees	33		20	13
Other Receivables from Sea Launch	45	38	3	4
	$1,387	$786	$486	$115

We made no additional capital contributions to the Sea Launch venture during the year ended December 31, 2006.

We suspended recording equity losses after writing our investment in and direct loans to Sea Launch down to zero in 2001 and accruing our obligation for third-party guarantees on Sea Launch indebtedness. We are not obligated to provide any further financial support to the Sea Launch venture. However, in the event that we do extend additional financial support to Sea Launch in the future, we will recognize suspended losses as appropriate.

A Sea Launch Zenit-3SL vehicle, carrying a Boeing-built satellite, experienced an anomaly during launch on January 30, 2007. The impact to Sea Launch operations, including the remaining launches scheduled for 2007 is not yet known. Based on our preliminary assessment, we do not believe that this anomaly will have a material adverse impact on our results of operations, financial position, or cash flows.

Satellites The Boeing-built NSS-8 satellite was declared a total loss due to an anomaly during launch on January 30, 2007. The NSS-8 satellite was insured for $200 million. We believe the NSS-8 loss was the result of an insured event and have so notified our insurance carriers.

See the discussions of Boeing Satellite Systems International, Inc. (BSSI) litigation/arbitration with ICO Global Communications (Operations), Ltd., Thuraya Satellite Telecommunications, Telesat Canada, and Space Communications Corporation in Note 22.

Support Systems Operating Results

(Dollars in millions)	2006	2005	2004
Revenues	**$6,109**	$5,342	$4,881
% of Total Company Revenues	**10%**	10%	10%
Operating Earnings	**$ 836**	$ 765	$ 662
Operating Margins	**13.7%**	14.3%	13.6%
Research and Development	**$ 86**	$ 81	$ 57
Contractual Backlog	**$9,302**	$8,366	$6,834
Unobligated Backlog	**$ 507**	$1,185	$1,568

Revenues Support Systems revenues increased 14% in 2006 and 9% in 2005 driven by growth throughout the segment. The increase of $767 million in 2006 was due to higher Integrated Logistics (IL) volume on programs such as C-17 and increased program volume resulting from Aviall, which we acquired in the third quarter; higher International program volume resulting from our increased ownership in Alsalam Aircraft Co. (Alsalam); and volume on Maintenance, Modification, & Upgrade (MM&U) programs such as AC-130. The increase of $461 million in 2005 was due to higher volume on MM&U programs such as F-15 and AC-130 and IL programs such as Chinook and C-17.

In the second quarter of 2006, we increased our ownership interest in Alsalam, which operates as a Maintenance, Repair and Overhaul facility for various military and commercial aircraft. As a result, we began consolidating Alsalam's financial statements, which generated revenues of $137 million during the last three quarters of 2006.

Operating Earnings Support Systems operating earnings increased 9% in 2006 and 16% in 2005 driven by the revenue increases mentioned above in addition to a different contract mix.

Research and Development Support Systems continues to focus investment strategies on its core businesses including Engineering and Logistic Services, MM&U, Supply Chain Services, Training and Support Systems, and Advanced Logistics Services, as well as on moving into the innovative Network Centric Logistics areas. Investments have been made to continue the development and implementation of innovative and disciplined tools, processes and systems as market discriminators in the delivery of integrated customer solutions. Examples of successful programs stemming from these investment strategies include the C-17 Globemaster Sustainment Partnership, the F/A-18 Integrated Readiness Support Teaming program, and the F-15 Singapore Performance Based Logistics contract.

Backlog Support Systems total backlog increased 3% from 2005 to 2006 driven by a large IL order for Chinook support. Total backlog increased 14% from 2004 to 2005 driven by orders for new business offsetting sales on various IL programs.

Boeing Capital Corporation Segment

Business Environment and Trends

BCC's customer financing and investment portfolio at December 31, 2006 totaled $8,034 million, which was substantially collateralized by our commercial aircraft. While worldwide traffic levels are well above those in the past, the effects of higher fuel prices continue to impact the airline industry. At the same time, the credit ratings of some airlines, particularly in the United States, have remained at low levels. Despite positive factors including passenger load at record high levels, a limited supply of economically viable used aircraft and, increasing lease rates, values as measured by reference to published reports from multiple external appraisers for the various aircraft types that are collateral in BCC's portfolio generally have not increased.

Aircraft values and lease rates are impacted by the number and type of aircraft that are currently out of service. Approximately 1,850 commercial jet aircraft (9.9% of current world fleet) continue to be parked, including both in production and out-of-production aircraft types of which over 50% are not expected to return to service. Aircraft valuations could decline if significant numbers of aircraft, particularly types with relatively few operators, are placed out of service.

At December 31, 2006, $2,590 million and $1,171 million of BCC's portfolio was collateralized by 717 and 757 aircraft. During 2006, BCC recognized an expense of $15 million to increase the valuation allowance resulting from a decrease in the collateral value of the 717 aircraft. (See Note 10).

Summary Financial Information

(Dollars in millions)	2006	2005	2004
Revenues	**$1,025**	$966	$959
Operating Earnings	**$ 291**	$232	$183
Operating Margins	**28%**	24%	19%

Revenues BCC segment revenues consist principally of interest from financing receivables and notes, and lease income from equipment under operating lease. BCC's revenues increased $59 million in 2006, primarily due to an increase in investment income of $40 million from the sale or repayment at maturity of certain investments and a higher gain on the sale of aircraft and certain investments in notes receivable of $23 million. These increases were partially offset by a decline in interest and lease income due to decreases in the weighted average balance of the related portfolio. BCC's revenues were essentially unchanged in 2005 compared with 2004.

Operating Earnings BCC's operating earnings are presented net of interest expense, provision for losses, asset impairment expense, depreciation on leased equipment and other operating expenses. Operating earnings increased by $59 million in 2006 primarily due to increased revenues. The increase in operating earnings in 2005 compared with 2004 was primarily due to a lower asset impairment expense and the absence of debt redemption costs partially offset by increased depreciation expense.

Financial Position

The following table presents selected financial data for BCC:

(Dollars in millions)	2006	2005
BCC Customer Financing and Investment Portfolio	**$8,034**	$9,206
Valuation Allowance as a % of Total Receivables	**2.4%**	2.0%
Debt	**$5,590**	$6,322
Debt-to-Equity Ratio	**5.0-to-1**	5.0-to-1

BCC's customer financing and investment portfolio at December 31, 2006 decreased from December 31, 2005 due to portfolio run-off and sale of certain portfolio assets. At December 31, 2006 and 2005, BCC had $259 million and $47 million of assets that were held for sale or re-lease of which $253 million and $6 million had firm contracts to be sold or placed on lease. Additionally, leases with a carrying value of approximately $144 million are scheduled to terminate in the next 12 months and the related aircraft are being remarketed or the leases are being extended.

BCC enters into certain transactions with the Other segment in the form of intercompany guarantees and other subsidies.

Finance Restructurings

Delta Air Lines, Inc. At December 31, 2006 and 2005, Delta Air Lines, Inc. (Delta) accounted for $135 million and $161 million of BCC's total assets. At December 31, 2006, the Delta portfolio consisted of an investment in an Enhanced Equipment Trust Certificate (EETC) secured by 12 aircraft. Delta retains certain rights by operating under Chapter 11 bankruptcy protection. As of December 31, 2006, Delta has made the contractually required payments relating to the remaining EETC held by BCC. BCC does not expect that the Delta bankruptcy, including the possible return of some or all of the aircraft financed, will have a material effect on its future earnings, cash flows and/or financial position.

Northwest Airlines, Inc. At December 31, 2006 and 2005, Northwest Airlines, Inc. (Northwest) accounted for $349 million and $494 million of BCC's total assets. At December 31, 2006, the Northwest portfolio consisted of notes receivable on six aircraft and two additional notes receivable. Northwest retains certain rights by operating under Chapter 11 bankruptcy protection. On November 8, 2006, the bankruptcy court approved the restructured terms of certain obligations relating to the notes receivable. At December 31, 2006, Northwest is current on payments relating to the notes receivable held by BCC. We do not expect the Northwest bankruptcy, including the impact of any restructurings, to have a material effect on our future earnings, cash flows and/or financial position.

In addition to the customers discussed above, certain other customers have requested a restructuring of their transactions with BCC. BCC has not reached agreement on any restructuring requests that it believes would have a material adverse effect on its earnings, cash flows and/or financial position.

Other Segment

Other segment operating losses were $738 million during 2006 as compared to losses of $363 million in 2005. Major factors contributing to operating results of the segment are described below.

During the third quarter of 2006, we announced that we would exit the Connexion by Boeing high speed broadband communications business having completed a detailed business and market analysis. Our decision resulted in a pre-tax charge of $320 million. (See Note 9). We have not reached final settlements with all customers or suppliers. We do not believe the final settlements will have a material adverse effect on our earnings, cash flows and/or financial position.

In 2006, the Other segment recorded valuation allowances for customer financing losses of $24 million due to deteriorated airline credit ratings and depressed aircraft values. In 2005, such provisions were $98 million, which consisted of losses of $76 million and $22 million, due to decreases in the collateral values of the 717 and 757, respectively.

In 2006, the Other segment recorded an increase in environmental expense of $68 million primarily related to a write-down of previously capitalized environmental costs.

In 2005, the Other segment recognized earnings of $63 million associated with the buyout of several operating lease aircraft by a customer.

Liquidity and Capital Resources

Cash Flow Summary

(Dollars in millions) Year ended December 31,	2006	2005	2004
Net earnings	**$ 2,215**	$ 2,572	$ 1,872
Non-cash items	**3,097**	3,494	3,126
Changes in working capital	**2,187**	934	(1,494)
Net cash provided by operating activities	**7,499**	7,000	3,504
Net cash (used)/provided by investing activities	**(3,186)**	(98)	(1,446)
Net cash used by financing activities	**(3,645)**	(4,657)	(3,487)
Effect of exchange rate changes on cash and cash equivalents	**38**	(37)	
Net increase/(decrease) in cash and cash equivalents	**706**	2,208	(1,429)
Cash and cash equivalents at beginning of year	**5,412**	3,204	4,633
Cash and cash equivalents at end of year	**$ 6,118**	$ 5,412	$ 3,204

Operating Activities Net cash provided by operating activities increased by $499 million to $7,499 million in 2006. The increase was primarily due to working capital improvements which were partially offset by lower Net earnings. The working capital improvements in 2006 compared with 2005 reflect $1,340 million of lower pension contributions in 2006. Working capital reductions in 2006 also reflect higher advances driven by commercial airplane orders, decreased investment in customer financing, and low income tax payments which were partially offset by a decrease in accounts payable and other liability.

Net cash provided by operating activities increased to $7,000 million in 2005 from $3,504 million in 2004 primarily due to lower pension contributions, decreased investment in customer financing, and higher advances and billings in excess of related costs, partially offset by increased investment in inventories.

Investing Activities Cash used for investing activities increased to $3,186 million in 2006 from $98 million in 2005. The increase is primarily due to our investment of $1,738 million in the 2006 acquisition of Aviall, Inc. (Aviall), net of $42 million of cash acquired, and $458 million of assumed debt, in an all-cash merger. The assumed debt was subsequently repaid on the acquisition closing date. In 2005, we received proceeds of $1,676 million, primarily from the disposition of our Commercial Airplanes operations in Wichita, Kansas and Tulsa and McAlester, Oklahoma, and the sale of Rocketdyne. In 2004, we received proceeds of $2,017 million from the sale of substantially all of the assets related to BCC's Commercial Financial Services business.

During 2004, we invested $3,000 million of cash in an externally managed portfolio of investment grade fixed income instruments. The portfolio is diversified and highly liquid and primarily consists of investment fixed income instruments (U.S. dollar debt obligations of the United States Treasury, other government agencies, corporations, mortgage-backed and asset-backed securities). As of December 31, 2006, our externally managed portfolio of investment grade fixed income instruments had an average duration of 1.6 years. The investments are classified as available for sale.

Financing Activities Cash used by financing activities decreased to $3,645 million in 2006 from $4,657 million in 2005 primarily due to lower common share repurchases. Cash used by financing activities increased by $1,170 million in 2005 from $3,487 million in 2004 primarily due to a $2,125 million increase in common share repurchases partially offset by lower debt repayments.

During 2006, we repurchased 21,184,202 shares at an average price of $80.18 in our open market share repurchase program, 3,749,377 shares at an average price of $80.28 as part of the ShareValue Trust distribution, and 49,288 shares in stock swaps. During 2005 and 2004, 45,217,300 shares and 14,708,856 shares were repurchased at an average price of $63.60 and $51.09 in our open market share repurchase program, and 33,660 shares and 50,657 shares were repurchased in stock swaps.

In 2006, we repaid $1,681 million of debt, including $713 million of debt held at BCC and $458 million of debt assumed in the Aviall acquisition. In 2005 and 2004, we repaid $1,378 million and $2,208 million of debt. Repayments in 2004 included BCC's redemption of $1,000 million face value of its outstanding senior notes, which had a carrying value of $999 million. BCC recognized a net loss of $42 million related to this early debt redemption.

Credit Ratings

Our credit ratings are summarized below:

	Fitch	Moody's	Standard & Poor's
Long-term:			
Boeing/BCC	A+	A2	A+
Short-term:			
Boeing/BCC	F-1	P-1	A-1

On March 15, 2006, Moody's Investors Service upgraded its ratings on debt securities issued by Boeing and BCC. The short-term rating was changed to P-1 from P-2 and the long-term rating was changed to A2 from A3. On May 11, 2006, Standard & Poor's revised its outlook on Boeing and BCC to positive from stable. On November 3, 2006, Standard & Poor's increased the long-term debt ratings for Boeing and BCC to A+ from A, citing substantial cash flow and expectations that a balanced capital allocation will continue to be pursued.

Capital Resources

We and BCC have commercial paper programs that continue to serve as significant potential sources of short-term liquidity. Throughout 2006 and at December 31, 2006, neither we nor BCC had any commercial paper borrowings outstanding.

We believe we have substantial borrowing capacity. Currently, we have $3,000 million ($1,500 million exclusively available for BCC) of unused borrowing on revolving credit line agreements. In 2006, we rolled over the 364-day revolving credit facility, reducing it from $1,500 million to $1,000 million. Currently, there is $500 million allocated to BCC. We also rolled over the 5-year credit facility, increasing it from $1,500 million to $2,000 million, of which $1,000 million is allocated to BCC. We have $1,000 million that remains available from a shelf registration filed with the SEC on March 23, 2004, and BCC has an additional $3,421 million available for issuance, which is due to expire in November 2008. We believe our internally generated liquidity, together with access to external capital resources, will be sufficient to satisfy existing commitments and plans, and also to provide adequate financial flexibility to take advantage of potential strategic business opportunities should they arise within the next year.

We and Lockheed have agreed to make available to ULA a line of credit in the amount of up to $200 million each as may be necessary from time to time to support ULA's Expendable Launch Vehicle business during the five year period following December 1, 2006. ULA did not request any funds under the line of credit as of December 31, 2006.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)* (SFAS No. 158), which required recognition of the funded status of defined benefit pension and other postretirement plans, with a corresponding after-tax adjustment to Accumulated other comprehensive loss. The adoption of SFAS No. 158, together with the annual remeasurement of our pension plans, resulted in a net $6,509 million decrease in Shareholders' equity. This decrease does not affect cash flows or the funded status of our benefit plans. The covenants for our debt and credit facilities were amended to exclude the impacts of SFAS No. 158.

As of December 31, 2006, we were in compliance with the covenants for our debt and credit facilities.

Disclosures About Contractual Obligations and Commercial Commitments

The following table summarizes our known obligations to make future payments pursuant to certain contracts as of December 31, 2006, and the estimated timing thereof.

Contractual Obligations

(Dollars in millions)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt (including current portion)	**$ 9,405**	$ 1,322	$ 1,260	$ 1,519	$ 5,304
Interest on debt*	**6,195**	557	992	814	3,832
Pension and other postretirement cash requirements	**7,330**	675	1,432	1,549	3,674
Capital lease obligations	**153**	59	31	20	43
Operating lease obligations	**1,064**	239	301	164	360
Purchase obligations not recorded on statement of financial position	**86,254**	34,926	35,076	11,940	4,312
Purchase obligations recorded on statement of financial position	**10,632**	9,394	518	344	376
Total contractual obligations	**$121,033**	$47,172	$39,610	$16,350	$17,901

*Includes interest on variable rate debt calculated based on interest rates at December 31, 2006. Variable rate debt was approximately 3% of our total debt at December 31, 2006.

Pension and Other Postretirement Benefits Pension cash requirements is an estimate of our minimum funding requirements, pursuant to ERISA regulations, although we may make additional discretionary contributions. Estimates of other postretirement benefits are based on both our estimated future benefit payments and the estimated contribution to the one plan that is funded through a trust.

Purchase Obligations Purchase obligations represent contractual agreements to purchase goods or services that are legally binding; specify a fixed, minimum or range of quantities; specify a fixed, minimum, variable, or indexed price provision; and specify approximate timing of the transaction. In addition, the agreements are not cancelable without substantial penalty. Purchase obligations include amounts recorded as well as amounts that are not recorded on the statements of financial position. Approximately 16% of the purchase obligations disclosed above are reimbursable to us pursuant to cost-type government contracts.

Purchase Obligations Not Recorded on the Consolidated Statement of Financial Position Production related purchase obligations not recorded on the Consolidated Statement of Financial Position include agreements for production goods, tooling costs, electricity and natural gas contracts, property, plant and equipment, and other miscellaneous production related obligations. The most significant obligation relates to inventory procurement contracts. We have entered into certain significant inventory procurement contracts that specify determinable prices and quantities, and long-term delivery timeframes. In addition, we purchase raw materials on behalf of our suppliers. These agreements require suppliers and vendors to be prepared to build and deliver items in sufficient time to meet our production schedules. The need for such arrangements with suppliers and vendors arises from the extended production planning horizon for many of our products. A significant portion of these inventory commitments is supported by firm contracts and/or has historically resulted in settlement through reimbursement from customers for penalty payments to the supplier should the customer not take delivery. These amounts are also included in our forecasts of costs for program and contract accounting. Some inventory procurement contracts may include escalation adjustments. In these limited cases, we have included our best estimate of the effect of the escalation adjustment in the amounts disclosed in the table above.

Industrial Participation Agreements We have entered into various industrial participation agreements with certain customers outside of the U.S. to facilitate economic flow back and/or technology transfer to their businesses or government agencies as the result of their procurement of goods and/or services from us. These commitments may be satisfied by our placement of direct work or vendor orders for supplies, opportunities to bid on supply contracts, transfer of technology or other forms of assistance. However, in certain cases, our commitments may be satisfied through other parties (such as our vendors) who purchase supplies from our non-U.S. customers. We do not commit to industrial participation agreements unless a contract for sale of our products or services is signed. In certain cases, penalties could be imposed if we do not meet our industrial participation commitments. During 2006, we incurred no such penalties. As of December 31, 2006, we have outstanding industrial participation agreements totaling $7.7 billion that extend through 2019. Purchase order commitments associated with industrial participation agreements are included in the table above. To be eligible for such a purchase order commitment from us, a country outside the U.S. or customer must have sufficient capability to meet our requirements and must be competitive in cost, quality and schedule.

Purchase Obligations Recorded on the Consolidated Statement of Financial Position Purchase obligations recorded on the Consolidated Statement of Financial Position primarily include accounts payable and certain other liabilities including accrued compensation and dividends payable.

Off-Balance Sheet Arrangements

We are a party to certain off-balance sheet arrangements including certain guarantees and variable interests in unconsolidated entities. For discussion of these arrangements. (See Note 19).

Commercial Commitments

The following table summarizes our commercial commitments outstanding as of December 31, 2006.

(Dollars in millions)	Total Amounts Committed/ Maximum Amount of Loss	Less than 1 year	1-3 years	4-5 years	After 5 years
Standby letters of credit and surety bonds	$ 4,368	$2,849	$1,381	$ 3	$135
Aircraft financing commercial commitments	10,164	1,534	5,525	3,025	80
Total commercial commitments	$14,532	$4,383	$6,906	$3,028	$215

Related to the issuance of certain standby letters of credit and surety bonds included in the above table, we received advance payments of $2,869 million as of December 31, 2006.

Aircraft financing commercial commitments include commitments to arrange or provide financing related to aircraft on order or under option for deliveries based on estimated earliest funding dates. Based on historical experience, it is not anticipated that all of these commitments will be exercised by our customers. (See Note 19).

Industrial Revenue Bonds

We utilize Industrial Revenue Bonds (IRB) issued by the City of Wichita, Kansas and Fulton County, Georgia to finance the purchase and/or construction of real and personal property. (See Note 19).

Critical Accounting Policies and Standards Issued and Not Yet Implemented

Contract Accounting

Contract accounting involves a judgmental process of estimating the total sales and costs for each contract, which results in the development of estimated cost of sales percentages. For each contract, the amount reported as cost of sales is determined by applying the estimated cost of sales percentage to the amount of revenue recognized.

Due to the size, length of time and nature of many of our contracts, the estimation of total sales and costs through completion is complicated and subject to many variables. Total contract sales estimates are based on negotiated contract prices and quantities, modified by our assumptions regarding contract options, change orders, incentive and award provisions associated with technical performance, and price adjustment clauses (such as inflation or index-based clauses). The majority of these contracts are with the U.S. Government. Generally the price is based on estimated cost to produce the product or service plus profit. The Federal Acquisition Regulations provide guidance on the types of cost that will be reimbursed in establishing contract price. Total contract cost estimates are largely based on negotiated or estimated purchase contract terms, historical performance trends, business base and other economic projections. Factors that influence these estimates include inflationary trends, technical and schedule risk, internal and subcontractor performance trends, business volume assumptions, asset utilization, and anticipated labor agreements.

The development of cost of sales percentages involves procedures and personnel in all areas that provide financial or production information on the status of contracts. Estimates of each significant contract's sales and costs are reviewed and reassessed quarterly. Any changes in these estimates result in recognition of cumulative adjustments to the contract profit in the period in which changes are made.

Due to the significance of judgment in the estimation process described above, it is likely that materially different cost of sales amounts could be recorded if we used different assumptions, or if the underlying circumstances were to change. Changes in underlying assumptions/estimates, supplier performance, or circumstances may adversely or positively affect financial performance in future periods. If the combined gross margin for all contracts in IDS for all of 2006 had been estimated to be higher or lower by 1.0%, it would have increased or decreased income for the year by approximately $324 million.

Program Accounting

Program accounting requires the demonstrated ability to reliably estimate the relationship of sales to costs for the defined program accounting quantity. A program consists of the estimated number of units (accounting quantity) of a product to be produced in a continuing, long-term production effort for delivery under existing and anticipated contracts. For each program, the amount reported as cost of sales is determined by applying the estimated cost of sales percentage for the total remaining program to the amount of sales recognized for airplanes delivered and accepted by the customer.

Factors that must be estimated include program accounting quantity, sales price, labor and employee benefit costs, material costs, procured parts, major component costs, overhead costs, program tooling costs, and routine warranty costs. Underlying all estimates used for program accounting is the forecasted market and corresponding production rates. Estimation of the accounting quantity for each program takes into account several factors that are indicative of the demand for the particular program, such as firm orders, letters of intent from prospective customers, and market studies. Total estimated program sales are determined by estimating the model mix and sales price for all unsold units within the accounting quantity, added together with the sales for all undelivered units under contract. The sales prices for all undelivered units within the accounting quantity include an escalation adjustment that is based on projected escalation rates, consistent with typical sales contract terms.

Cost estimates are based largely on negotiated and anticipated contracts with suppliers, historical performance trends, and business base and other economic projections. Factors that influence these estimates include production rates, internal and subcontractor performance trends, asset utilization, anticipated labor agreements, and inflationary trends.

To ensure reliability in our estimates, we employ a rigorous estimating process that is reviewed and updated on a quarterly basis. Changes in estimates are recognized on a prospective basis.

Due to the significance of judgment in the estimation process described above, it is likely that materially different cost of sales amounts could be recorded if we used different assumptions, or if the underlying circumstances were to change. Changes in underlying assumptions/estimates, or circumstances may adversely or positively affect financial performance in future periods.

If combined cost of sales percentages for all commercial airplane programs for all of 2006 had been estimated to be higher or lower by 1%, it would have increased or decreased pre-tax income for 2006 by approximately $243 million.

Aircraft Valuation

Used Aircraft Under Trade-in Commitments The fair value of trade-in aircraft is determined using aircraft specific data such as, model, age and condition, market conditions for specific aircraft and similar models, and multiple valuation sources. Trade-in aircraft valuation varies significantly depending on which market we determine is most likely for each aircraft. This process begins years before the return of the aircraft. On a quarterly basis, we update our valuation analysis based on the actual activities associated with placing each aircraft into a market.

Based on the best market information available at the time, it is probable that we would be obligated to perform on trade-in commitments with net amounts payable to customers totaling $19 million and $72 million at December 31, 2006 and 2005. Accounts payable and other liabilities included $22 million at December 31, 2005, which represents the exposure related to these trade-in commitments.

Had the estimate of trade-in value used to calculate our obligation related to probable trade-in commitments been 10% lower than our actual assessment, using a measurement date of December 31, 2006, Accounts payable and other liabilities would have increased by approximately $2 million. We continually update our assessment of the likelihood of our trade-in aircraft purchase commitments and continue to monitor all these commitments for adverse developments.

Impairment Review for Assets Under Operating Leases and Held for Sale or Re-lease When events or circumstances indicate, we evaluate assets under operating lease or held for re-lease for impairment utilizing an expected undiscounted cash flow analysis. We use various assumptions when determining the expected undiscounted cash flow including our intention to hold or dispose of an asset before the end of its economic useful life, the expected future lease rates, lease terms, residual value of the aircraft or equipment, periods in which the asset may be held in preparation for a follow-on lease, maintenance costs, remarketing costs and the remaining economic life of the asset.

When we determine that impairment is indicated for an asset, the amount of asset impairment expense recorded is the excess of the carrying value over the fair value of the asset.

Had future lease rates on these assets we evaluate for impairment been 10% lower, we estimate that no additional impairment expense would have been recognized as of December 31, 2006. We are unable to predict the likelihood of any future impairments.

Used aircraft acquired by the Commercial Airplanes segment are included in Inventories at the lower of cost or market as it is our intent to sell these assets. To mitigate costs and enhance marketability, aircraft may be placed on operating lease. While on operating lease, the assets are included in "Customer financing," however, the valuation continues to be based on the lower of cost or market.

Allowance for Losses on Receivables The allowance for losses on receivables (valuation provision) is used to provide for potential impairment of receivables on the Consolidated Statements of Financial Position. The balance represents an estimate of reasonably possible and probable but unconfirmed losses in the receivables portfolio. The estimate is based on various qualitative and quantitative factors, including historical loss experience, collateral values, and results of individual credit reviews. Factors considered in assessing collectibility include, but are not limited to, a customer's extended delinquency, requests for restructuring and filings for bankruptcy. The adequacy of the allowance is assessed quarterly. There can be no assurance that actual results will not differ from estimates or that the consideration of these factors in the future will not result in an increase or decrease to the allowance for losses on receivables.

Had the applicable cumulative default rate been changed by plus or minus 15%, excluding impaired customers for which the default rate is maintained at 100%, we estimate that the allowance would have been higher or lower by approximately $34 million.

Lease Residual Values Equipment under operating leases is carried at cost less accumulated depreciation and is depreciated to estimated residual value using the straight-line method over the lease term or projected economic life of the asset. Estimates used in determining residual values significantly impact the amount and timing of depreciation expense for equipment under operating leases. For example, a change in the estimated residual values of 1% as of December 31, 2006 could result in a cumulative pre-tax earnings impact of $20 million to be recognized over time.

Goodwill Impairment

Goodwill and other acquired intangible assets with indefinite lives are not amortized but are tested for impairment annually, and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist. Our annual testing date is April 1. We test goodwill for impairment by first comparing the book value of net assets to the fair value of the related operations. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the operations, and is compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of goodwill impairment.

We estimate the fair values of the related operations using discounted cash flows. Forecasts of future cash flows are based on our best estimate of future sales and operating costs, based primarily on existing firm orders, expected future orders, contracts with suppliers, labor agreements, and general market conditions. Changes in these forecasts could significantly change the amount of impairment recorded, if any.

The cash flow forecasts are adjusted by an appropriate discount rate derived from our market capitalization plus a suitable control premium at the date of evaluation. Therefore, changes in the stock price may also affect the amount of impairment recorded. At the date of our previous impairment test, a 10% increase or decrease in the value of our common stock would have had no impact on the financial statements.

Postretirement Plans

We have defined benefit pension plans covering substantially all our employees. We also have postretirement benefits consisting principally of healthcare coverage for eligible retirees and qualifying dependents. Accounting rules require an annual measurement of our projected obligations and plan assets. These measurements require several assumptions, the most significant of which are the discount rate, the expected long-term rate of asset return, and the medical trend rate (rate of growth for medical costs). Changes in assumptions can significantly affect our future annual expense. In addition, as result of our adoption of SFAS No. 158, changes in assumptions could significantly increase or decrease Shareholders' Equity (net of taxes) at future measurement dates.

We use a discount rate that is based on a point-in-time estimate as of our September 30 annual measurement date. Changes in the discount rate will increase or decrease our recorded liabilities with a corresponding adjustment to Shareholders' Equity as of the measurement date. In future reporting periods, the adjustment for a change in the discount rate will be recognized in Other comprehensive loss in the period in which it occurs. In the following table, we show the sensitivity of our pension and other postretirement benefit plan liabilities and net periodic cost to a 25 basis point change in the discount rate.

As of September 30, 2006 (Dollars in millions)

	Change in discount rate	
	Increase 25 bps	Decrease 25 bps
Pension Plans		
Projected benefit obligation (pensions)	(1,271)	1,555
Net periodic pension cost	(145)	165
Other postretirement benefit plans		
Accumulated postretirement benefit obligation	(181)	212
Net periodic postretirement benefit cost	(14)	15

Pension expense is also sensitive to changes in the expected long-term rate of asset return. An increase or decrease of 25 basis points in the expected long-term rate of asset return would have increased or decreased 2006 pension income by approximately $108 million. Differences between the actual return on plan assets and the expected long-term rate of return are reflected in Shareholders' Equity (net of taxes) as of our annual measurement date. In future reporting periods, the difference between the actual return on plan assets and the expected long-term rate of return will be recognized in Other comprehensive loss in the period in which it occurs.

The assumed medical trend rates have a significant affect on the following year's expense recorded liabilities and Shareholders' Equity. In the following table, we show the sensitivity of our other postretirement benefit plan liabilities and net periodic cost to a 100 basis point change.

As of September 30, 2006 (Dollars in millions)

	Change in medical trend rate	
	Increase 100 bps	Decrease 100 bps
Other postretirement benefit plans		
Accumulated postretirement benefit obligation	683	(652)
Net periodic postretirement benefit cost	127	(116)

Standards Issued and Not Yet Implemented

See Note 2 in the Notes to our consolidated financial statements included herein.

Contingent Items

Various legal proceedings, claims and investigations are pending against us. Most significant legal proceedings are related to matters covered by our insurance. Major contingencies are discussed in Note 22, including our contesting the default termination of the A-12 aircraft, employment and benefits litigation brought by several of our employees, and litigation/arbitration involving BSSI.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We have financial instruments that are subject to interest rate risk, principally investments, fixed-rate debt obligations, and customer financing assets and liabilities. Historically, we have not experienced material gains or losses on these instruments due to interest rate changes. Additionally, Boeing Capital Corporation (BCC) uses interest rate swaps with certain debt obligations to manage exposure to interest rate changes.

The principal source of BCC's market risk relates to interest rate changes. This risk is managed by matching the profile of BCC's liabilities with the profile of assets. Any exposure to mismatch risk is measured and managed with the use of interest rate derivatives. We do not use interest rate derivatives for speculative or trading purposes. Although many of the assets, liabilities and derivatives affected by a change in interest rates are not traded, if we had an immediate, one-time, 100 basis-point increase in market rates at December 31, 2006, we estimated that the tax-adjusted net fair value of these items would have decreased by $9 million compared to a decrease of $15 million at December 31, 2005.

Based on the portfolio of other Boeing existing debt, the unhedged exposure to interest rate risk is not material. The investors in the fixed-rate debt obligations that we issue do not generally have the right to demand we pay off these obligations prior to maturity. Therefore, exposure to interest rate risk is not believed to be material for our fixed-rate debt.

Foreign Currency Exchange Rate Risk

We are subject to foreign currency exchange rate risk relating to receipts from customers and payments to suppliers in foreign currencies. We use foreign currency forward and option contracts to hedge the price risk associated with firmly committed and forecasted foreign denominated payments and receipts related to our ongoing business. Foreign currency contracts are sensitive to changes in foreign currency exchange rates. At December 31, 2006, a 10% unfavorable exchange rate movement in our portfolio of foreign currency contracts would have reduced our unrealized gains by $69 million. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments do not create material market risk.

Consolidated Statements of Operations

(Dollars in millions, except per share data) Year Ended December 31,	2006	2005	2004
Sales of products	**$ 52,644**	$ 44,174	$ 42,922
Sales of services	**8,886**	9,447	8,478
Total revenues	**61,530**	53,621	51,400
Cost of products	**(42,490)**	(36,858)	(36,864)
Cost of services	**(7,594)**	(7,767)	(6,754)
Boeing Capital Corporation interest expense	**(353)**	(359)	(350)
Total costs and expenses	**(50,437)**	(44,984)	(43,968)
	11,093	8,637	7,432
Income from operating investments, net	**146**	88	91
General and administrative expense	**(4,171)**	(4,228)	(3,657)
Research and development expense, net of credits of $160, $611, and $205	**(3,257)**	(2,205)	(1,879)
(Loss)/gain on dispositions/business shutdown, net	**(226)**	520	23
Goodwill impairment			(3)
Settlement with U.S. Department of Justice, net of accruals	**(571)**		
Earnings from operations	**3,014**	2,812	2,007
Other income, net	**420**	301	288
Interest and debt expense	**(240)**	(294)	(335)
Earnings before income taxes	**3,194**	2,819	1,960
Income tax expense	**(988)**	(257)	(140)
Net earnings from continuing operations	**2,206**	2,562	1,820
Income from discontinued operations, net of taxes of $6			10
Net gain/(loss) on disposal of discontinued operations, net of taxes of $5, $(5) and $24	**9**	(7)	42
Cumulative effect of accounting change, net of taxes of $10		17	
Net earnings	**$ 2,215**	$ 2,572	$ 1,872
Basic earnings per share from continuing operations	**$ 2.88**	$ 3.26	$ 2.27
Income from discontinued operations, net of taxes			0.01
Net gain/(loss) on disposal of discontinued operations, net of taxes	**0.01**	(0.02)	0.05
Cumulative effect of accounting change, net of taxes		0.03	
Basic earnings per share	**$ 2.89**	$ 3.27	$ 2.33
Diluted earnings per share from continuing operations	**$ 2.84**	$ 3.19	$ 2.24
Income from discontinued operations, net of taxes			0.01
Net gain/(loss) on disposal of discontinued operations, net of taxes	**0.01**	(0.01)	0.05
Cumulative effect of accounting change, net of taxes		0.02	
Diluted earnings per share	**$ 2.85**	$ 3.20	$ 2.30

See notes to consolidated financial statements on pages 45–79.

Consolidated Statements of Financial Position

(Dollars in millions except per share data) December 31,	2006	2005
Assets		
Cash and cash equivalents	$ 6,118	$ 5,412
Short-term investments	268	554
Accounts receivable, net	5,285	5,246
Current portion of customer financing, net	370	367
Deferred income taxes	2,837	2,449
Inventories, net of advances and progress billings	8,105	7,878
Total current assets	22,983	21,906
Customer financing, net	8,520	9,639
Property, plant and equipment, net	7,675	8,420
Goodwill	3,047	1,924
Prepaid pension expense		13,251
Other acquired intangibles, net	1,698	875
Deferred income taxes	1,051	140
Investments	4,085	2,852
Other assets, net of accumulated amortization of $272 and $204	2,735	989
	$ 51,794	$ 59,996
Liabilities and Shareholders' Equity		
Accounts payable and other liabilities	$ 16,201	$ 16,513
Advances and billings in excess of related costs	11,449	9,868
Income taxes payable	670	556
Short-term debt and current portion of long-term debt	1,381	1,189
Total current liabilities	29,701	28,126
Deferred income taxes		2,067
Accrued retiree health care	7,671	5,989
Accrued pension plan liability	1,135	2,948
Other long-term liabilities	391	269
Long-term debt	8,157	9,538
Shareholders' equity:		
Common shares issued, par value $5.00 - 1,012,261,159 and 1,012,261,159 shares;	5,061	5,061
Additional paid-in capital	4,655	4,371
Treasury shares, at cost	(12,459)	(11,075)
Retained earnings	18,453	17,276
Accumulated other comprehensive loss	(8,217)	(1,778)
ShareValue Trust shares	(2,754)	(2,796)
Total shareholders' equity	4,739	11,059
	$ 51,794	$ 59,996

See notes to consolidated financial statements on pages 45–79.

Consolidated Statements of Cash Flows

(Dollars in millions) Year ended December 31	2006	2005	2004
Cash flows – operating activities:			
Net earnings	$ 2,215	$ 2,572	$ 1,872
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Non-cash items –			
Goodwill impairment			3
Share-based plans expense	743	1,036	655
Depreciation	1,445	1,412	1,412
Amortization of other acquired intangibles	100	91	97
Amortization of debt discount/premium and issuance costs	14	23	15
Pension expense	746	1,225	335
Investment/asset impairment charges, net	118	83	122
Customer financing valuation provision	32	73	45
Net loss (gain) on disposal of discontinued operations	(14)	12	(66)
Loss/(gain) on dispositions/business shutdown, net	226	(520)	(23)
Other charges and credits, net	82	129	539
Non-cash adjustments relating to discontinued operations			15
Excess tax benefits from share-based payment arrangements	(395)	(70)	(23)
Changes in assets and liabilities –			
Accounts receivable	(244)	(592)	(241)
Inventories, net of advances and progress billings	444	(1,965)	535
Accounts payable and other liabilities	(744)	963	1,242
Advances and billings in excess of related costs	1,739	3,562	735
Income taxes receivable, payable and deferred	933	628	1,086
Other long-term liabilities	(62)	(476)	(30)
Prepaid pension expense	(522)	(1,862)	(4,355)
Goodwill			(3)
Other acquired intangibles		11	(1)
Accrued retiree health care	114	30	214
Customer financing	718	589	(421)
Other	(189)	46	(255)
Net cash provided by operating activities	7,499	7,000	3,504
Cash flows – investing activities:			
Discontinued operations customer financing, reductions		2	174
Property, plant and equipment, additions	(1,681)	(1,547)	(1,246)
Property, plant and equipment, reductions	225	51	268
Acquisitions, net of cash acquired	(1,854)	(172)	(34)
Proceeds from dispositions of discontinued operations		33	2,017
Proceeds from dispositions	123	1,676	194
Contributions to investments	(2,815)	(2,866)	(4,142)
Proceeds from investments	2,850	2,725	1,323
Other	(34)		
Net cash used by investing activities	(3,186)	(98)	(1,446)
Cash flows – financing activities:			
New borrowings	1		
Debt repayments	(1,681)	(1,378)	(2,208)
Stock options exercised	294	348	98
Excess tax benefits from share-based payment arrangements	395	70	23
Common shares repurchased	(1,698)	(2,877)	(752)
Dividends paid	(956)	(820)	(648)
Net cash used by financing activities	(3,645)	(4,657)	(3,487)
Effect of exchange rate changes on cash and cash equivalents	38	(37)	
Net increase/(decrease) in cash and cash equivalents	706	2,208	(1,429)
Cash and cash equivalents at beginning of year	5,412	3,204	4,633
Cash and cash equivalents at end of year	$ 6,118	$ 5,412	$ 3,204
Non-cash investing and financing activities:			
Capital lease obligations incurred	$ 357		

See notes to consolidated financial statements on pages 45–79.

Consolidated Statement of Shareholders' Equity

(Dollars in millions)	Additional Paid-In Capital	Treasury Stock	ShareValue Trust	Accumulated Other Comprehensive Loss	Retained Earnings	Comprehensive Gain
Balance January 1, 2004	$2,880	$ (8,322)	$(1,740)	$(4,145)	$14,407	$ 618
Share-based compensation	576					
Tax benefit related to share-based plans	13					
Shares paid out, net of fees			143			
ShareValue Trust market value adjustment	283		(426)			
Treasury shares issued for share-based plans, net	(332)	264				
Treasury shares repurchased		(752)				
Net earnings					1,872	1,872
Cash dividends declared ($0.85 per share)					(714)	
Minimum pension liability adjustment, net of tax of $(1,257)				2,188		2,188
Reclassification adjustment for losses realized in net earnings, net of taxes of $(12)				21		21
Gain on derivative instruments, net of tax of $(8)				14		14
Unrealized loss on certain investments, net of tax of $18				(34)		(34)
Currency translation adjustment				31		31
Balance December 31, 2004	$3,420	$ (8,810)	$(2,023)	$(1,925)	$15,565	$4,092
Share-based compensation	720					
Tax benefit related to share-based plans	35					
Restricted stock compensation and reclassification of deferred compensation	3					
Changes in capital stock	23					
ShareValue Trust market value adjustment	773		(773)			
Excess tax pools	63					
Treasury shares issued for share-based plans, net	(666)	612				
Treasury shares repurchased		(2,877)				
Net earnings					2,572	2,572
Cash dividends declared ($1.05 per share)					(861)	
Minimum pension liability adjustment, net of tax of $(45)				167		167
Reclassification adjustment for losses realized in net earnings, net of taxes of $(15)				21		21
Unrealized loss of certain investments, net of tax of $8				(12)		(12)
Currency translation adjustment				(29)		(29)
Balance December 31, 2005	$4,371	$(11,075)	$(2,796)	$(1,778)	$17,276	$2,719
Share-based compensation	487					
ShareValue Trust withholding tax	(265)					
ShareValue Trust distribution	(471)		457			
Tax benefit related to share-based plans	36					
ShareValue Trust market value adjustment	716		(716)			
Excess tax pools	325					
Treasury shares issued for share-based plans, net	(544)*	615				
Treasury shares repurchased		(1,698)				
Treasury shares transfer		(301)	301			
Net earnings					2,215	2,215
Cash dividends declared ($1.25 per share)					(991)	
Dividends related to Performance Share payout					(47)	
Reclassification adjustment for gains realized in net earnings, net of tax of $23				(39)		(39)
Unrealized gain on derivative instruments, net of tax of $(16)				23		23
Unrealized gain on certain investments, net of tax of $(7)				13		13
Minimum pension liability adjustment, net of tax of $(1,116)				1,733		1,733
SFAS 158 transition amount, net of tax of $5,195				(8,242)		
Currency translation adjustment				73		73
Balance December 31, 2006	**$4,655**	**$(12,459)**	**$(2,754)**	**$(8,217)**	**$18,453**	**$4,018**

*Includes transfers of Shareholders' equity of $224, primarily to other liabilities for employee withholding taxes.

See notes to consolidated financial statements on pages 45–79.

Summary of Business Segment Data

(Dollars in millions) Year ended December 31,	2006	2005	2004
Revenues:			
Commercial Airplanes*	$28,465	$21,365	$19,925
Integrated Defense Systems:			
Precision Engagement and Mobility Systems	14,350	13,510	12,835
Network and Space Systems	11,980	12,254	13,023
Support Systems	6,109	5,342	4,881
Total Integrated Defense Systems	32,439	31,106	30,739
Boeing Capital Corporation	1,025	966	959
Other	299	657	275
Accounting differences/eliminations	(698)	(473)	(498)
Total revenues	$61,530	$53,621	$51,400
Earnings from operations:			
Commercial Airplanes	$ 2,733	$ 1,431	$ 745
Integrated Defense Systems:			
Precision Engagement and Mobility Systems	1,238	1,755	1,697
Network and Space Systems	958	1,399	577
Support Systems	836	765	662
Total Integrated Defense Systems	3,032	3,919	2,936
Boeing Capital Corporation	291	232	183
Other	(738)	(363)	(546)
Unallocated expense	(1,733)	(2,407)	(1,311)
Settlement with U.S. Department of Justice, net of accruals	(571)		
Earnings from operations	3,014	2,812	2,007
Other income, net	420	301	288
Interest and debt expense	(240)	(294)	(335)
Earnings before income taxes	3,194	2,819	1,960
Income tax expense	(988)	(257)	(140)
Net earnings from continuing operations	$ 2,206	$ 2,562	$ 1,820
Income from discontinued operations, net of taxes of $6			10
Net gain/(loss) on disposal of discontinued operations, net of taxes of $5, $(5) and $24	9	(7)	42
Cumulative effect of accounting change, net of taxes of $10		17	
Net earnings	$ 2,215	$ 2,572	$ 1,872

*2005 and 2004 amounts have been adjusted due to the retrospective adoption of EITF 02-16. See Note 1.

This information is an integral part of the Notes to consolidated financial statements. See Note 24 for further segment results.

Note 1 – Summary of Significant Accounting Policies

Principles of Consolidation

Our consolidated financial statements include the accounts of all majority-owned subsidiaries and variable interest entities that are required to be consolidated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions and estimates that directly affect the amounts reported in the consolidated financial statements. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are disclosed in these notes to the consolidated financial statements.

Operating Cycle

For classification of certain current assets and liabilities, we use the duration of the related contract or program as our operating cycle, which is generally longer than one year and could exceed three years.

Revenue and Related Cost Recognition

Contract Accounting Contract accounting is used for development and production activities predominately by the three segments within Integrated Defense Systems (IDS). These activities include the following products and systems: military aircraft, helicopters, missiles, space systems, missile defense systems, satellites, and information and battle management systems. The majority of business conducted in the IDS segments is performed under contracts with the U.S. Government and non-U.S. governments that extend over a number of years. Contract accounting involves a judgmental process of estimating the total sales and costs for each contract resulting in the development of estimated cost of sales percentages. For each contract, the amount reported as cost of sales is determined by applying the estimated cost of sales percentage to the amount of revenue recognized.

We combine contracts for accounting purposes when they are negotiated as a package with an overall profit margin objective; they essentially represent an agreement to do a single project for a single customer; they involve interrelated construction activities with substantial common costs; and they are performed concurrently or sequentially. When a group of contracts is combined, revenue and profit are earned uniformly over the performance of the combined contracts.

Sales related to contracts with fixed prices are recognized as deliveries are made, except for certain fixed-price contracts that require substantial performance over an extended period before deliveries begin, for which sales are recorded based on the attainment of performance milestones. Sales related to contracts in which we are reimbursed for costs incurred plus an agreed upon profit are recorded as costs are incurred. The Federal Acquisition Regulations provide guidance on the types of cost that will be reimbursed in establishing contract price. Contracts may contain provisions to earn incentive and award fees if targets are achieved. Incentive and award fees that can be reasonably estimated are recorded over the performance period of the contract. Incentive and award fees that cannot be reasonably estimated are recorded when awarded.

Program Accounting Our Commercial Airplanes segment predominately uses program accounting to account for sales and cost of sales related to commercial airplane programs. Program accounting is a method of accounting applicable to products manufactured for delivery under production-type contracts where profitability is realized over multiple contracts and years. Under program accounting, inventoriable production costs, program tooling costs and routine warranty costs are accumulated and charged to cost of sales by program instead of by individual units or contracts. A program consists of the estimated number of units (accounting quantity) of a product to be produced in a continuing, long-term production effort for delivery under existing and anticipated contracts. To establish the relationship of sales to cost of sales, program accounting requires estimates of (a) the number of units to be produced and sold in a program, (b) the period over which the units can reasonably be expected to be produced, and (c) the units' expected sales prices, production costs, program tooling, and routine warranty costs for the total program.

We recognize revenue on sales of commercial airplanes based on the gross amount billed to customers. We recognize sales for commercial airplane deliveries as each unit is completed and accepted by the customer. Sales recognized represent the price negotiated with the customer, adjusted by an escalation formula. The amount reported as cost of sales is determined by applying the estimated cost of sales percentage for the total remaining program to the amount of sales recognized for airplanes delivered and accepted by the customer.

Concession Sharing Arrangements We account for sales concessions to our customers in consideration of their purchase of products and services as a reduction to revenue (sales concessions) when the related products and services are delivered. The sales concessions incurred are partially reimbursed by a supplier in accordance with a concession sharing arrangement. Prior to adoption of EITF Issue No. 02-16, *Accounting by a Customer (including a reseller) for Certain Consideration Received from a Vendor* (EITF 02-16), we recognized concessions received from vendors as revenue. Upon adoption of EITF 02-16 on January 1, 2003, in accordance with the transition provisions of the consensus, we recognized concessions received from vendors for new arrangements, including modifications of existing arrangements, as a reduction in Cost of products.

We continued to apply our previous accounting policy to arrangements entered into prior to December 31, 2002 that were not modified; such arrangements were grandfathered under EITF 02-16 and, accordingly, we continued to recognize concessions associated with these arrangements as revenue.

Effective January 1, 2006, we changed how we account for concessions received from vendors that were grandfathered under EITF 02-16. For the years ended December 31, 2005 and 2004, this change decreased Consolidated and Commercial Airplanes segment Sales of products and Cost of products by $1,224 and $1,057 as follows:

Year ended December 31, 2005	As Originally Reported	Effect of Change	As Adjusted
Sales of products	$ 45,398	$(1,224)	$ 44,174
Sales of services	9,447		9,447
Total revenues	$ 54,845	$(1,224)	$ 53,621
Cost of products	$(38,082)	$ 1,224	$(36,858)
Cost of services	(7,767)		(7,767)
BCC interest expense	(359)		(359)
Total cost and expenses	$(46,208)	$ 1,224	$(44,984)

Year ended December 31, 2004	As Originally Reported	Effect of Change	As Adjusted
Sales of products	$ 43,979	$(1,057)	$ 42,922
Sales of services	8,478		8,478
Total revenues	$ 52,457	$(1,057)	$ 51,400
Cost of products	$(37,921)	$ 1,057	$(36,864)
Cost of services	(6,754)		(6,754)
BCC interest expense	(350)		(350)
Total cost and expenses	$(45,025)	$ 1,057	$(43,968)

We believe the newly adopted accounting method is preferable because it aligns our accounting for all concession arrangements with vendors with guidance provided by EITF 02-16. In accordance with EITF 02-16, reimbursements received by a customer from a vendor are presumed to be a reduction in the price of the vendor's products or services and should be treated as a reduction of Cost of products when recognized in the customer's income statement.

As of January 1, 2006, we have also adopted Statement of Financial Accounting Standards (SFAS) No. 154, *Accounting Changes and Error Corrections* (SFAS No. 154), which requires that changes in accounting policies such as the one described above be applied retrospectively to all periods presented to the extent practicable. Consequently, we have retrospectively adjusted 2005 and 2004 to be consistent with the 2006 presentation. The change had no effect on Earnings from continuing operations, Net earnings, Retained earnings or Shareholders' equity. The change reduced previously reported Sales of products and Cost of products by equal amounts both on a consolidated basis and in our Commercial Airplanes segment.

Spare Parts Revenue We recognize sales of spare parts upon delivery and the amount reported as cost of sales is recorded at average cost.

Service Revenue Service revenue is recognized when the service is performed with the exception of U.S. Government service agreements, which are accounted for using contract accounting. Service activities primarily include the following: Delta launches, ongoing maintenance of International Space Station and Space Shuttle, support agreements associated with military aircraft and helicopter contracts and technical and flight operation services for commercial aircraft. Lease and financing revenue arrangements are also included in Sales of services on the Consolidated Statements of Operations. Service revenue and associated cost of sales from pay-in-advance subscription fees are deferred and recognized as services are rendered.

Financial Services Revenue We recognize financial services revenue associated with sales-type finance leases, operating leases, and notes receivable.

For sales-type finance leases we record an asset at lease inception. This asset is recorded at the aggregate future minimum lease payments, estimated residual value of the leased equipment and deferred incremental direct costs less unearned income. Income is recognized over the life of the lease to approximate a level rate of return on the net investment. Residual values, which are reviewed periodically, represent the estimated amount we expect to receive at lease termination from the disposition of leased equipment. Actual residual values realized could differ from these estimates. Declines in estimated residual value that are deemed other than temporary are recognized as Cost of services in the period in which the declines occur.

For operating leases, revenue on leased aircraft and equipment representing rental fees and financing charges are recorded on a straight-line basis over the term of the lease. Operating lease assets, included in Customer financing, are recorded at cost and depreciated over either the term of the lease or the economic useful life of the asset to an estimated residual or salvage value based on our intent to hold or dispose of the equipment before the end of its economic useful life, using the straight-line method. Prepayments received on operating lease contracts are classified as Deferred lease income on the Consolidated Statements of Financial Position. We periodically review our estimates of residual value and recognize forecasted decreases in residual value by prospectively adjusting depreciation expense.

For notes receivable, notes are recorded net of any unamortized discounts and deferred incremental direct costs. Interest income and amortization of any discounts are recorded ratably over the related term of the note.

Reinsurance Revenue Our wholly-owned insurance subsidiary, Astro Ltd., participates in a reinsurance pool for workers' compensation. The member agreements and practices of the reinsurance pool minimize any participating members' individual risk. Reinsurance revenues were $84 and $101 during 2006 and 2005, respectively. Reinsurance costs related to premiums and claims paid to the reinsurance pool were $91 and $115 during 2006 and 2005, respectively. Both revenues and costs are presented net in Cost of services in the Consolidated Statements of Operations.

Fleet Support

We provide the operators of all our commercial airplane models assistance and services to facilitate efficient and safe aircraft operation. Collectively known as fleet support services, these activities and services include flight and maintenance training, field service support costs, engineering services and technical data and documents. Fleet support activity begins prior to aircraft delivery as the customer receives training, manuals and technical consulting support, and continues throughout the operational life of the aircraft. Services provided after delivery include field service support, consulting on maintenance, repair, and operational issues brought forth by the customer or regulators, updating manuals and engineering data, and the issuance of service bulletins that impact the entire model's fleet. Field service support involves our personnel located at customer facilities providing and coordinating fleet support activities and requests. The costs for fleet support are expensed as incurred as Cost of services.

Research and Development

Research and development (R&D) includes costs incurred for experimentation, design and testing and are expensed as incurred unless the costs are related to certain contractual arrangements. Costs that are incurred pursuant to such contractual arrangements are recorded over the period that revenue is recognized, consistent with our contract accounting policy. We have certain research and development arrangements that meet the requirement for best efforts research and development accounting. Accordingly, the amounts funded by the customer are recognized as an offset to our research and development expense rather than as contract revenues.

We have established cost sharing arrangements with some suppliers for the 787 program, which have enhanced our internal development capabilities and have offset a substantial portion of the financial risk of developing this aircraft. Our cost sharing arrangements explicitly state that the supplier contributions are for reimbursements of costs we incur for experimentation, basic design and testing activities during the development of the 787. In each arrangement, we retain substantial rights to the 787 part or component covered by the arrangement. The amounts received from these cost sharing arrangements are recorded as a reduction to research and development expenses since we have no obligation to refund any amounts received per the arrangements regardless of the outcome of the development efforts. Specifically, under the terms of each agreement, payments received from suppliers for their share of the costs are typically based on milestones and are recognized as earned when we achieve the milestone events and no ongoing obligation on our part exists. In the event we receive a milestone payment prior to the completion of the milestone, the amount will be classified in Accounts payable and other liabilities until earned.

Share-based Compensation

Our primary types of share-based compensation consist of Performance Shares, ShareValue Trust distributions, stock options and other stock unit awards.

In 2005 we adopted the provisions of SFAS No. 123 (Revised 2004), *Share-Based Payment* (SFAS No. 123R) using the modified prospective method. Prior to 2005, we used a fair value based method of accounting for share-based compensation provided to our employees in accordance with SFAS No. 123. (See Note 16).

Income Taxes

Provisions for federal, state and non-U.S. income taxes are calculated on reported Earnings before income taxes based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes rather than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. We establish reserves for income tax when, despite the belief that our tax positions are fully supportable, we believe that it is probable that our positions will be challenged and possibly disallowed by various authorities. The consolidated tax provision and related accruals include the impact of such reasonably estimable losses and related interest and penalties as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimate will impact the income tax provision in the period in which such determination is made.

Postretirement Plans

We sponsor various pension plans covering substantially all employees. We also provide postretirement benefit plans other than pensions, consisting principally of healthcare coverage to eligible retirees and qualifying dependents. Benefits under the pension and other postretirement benefit plans are generally based on age at retirement and years of service and for some pension plans, benefits are also based on the employee's annual earnings. The net periodic cost of our pension and other postretirement plans is determined using the projected unit credit method and several actuarial assumptions, the most significant of which are the discount rate, the long-term rate of asset return, and medical trend (rate of growth for medical costs). A portion of net periodic pension and other postretirement income or expense is not recognized in net earnings in the year incurred because it is allocated to production as product costs, and reflected in inventory at the end of a reporting period. If gains and losses, which occur when actual experience differs from actuarial assumptions, exceed ten percent of the greater of plan assets or plan liabilities we amortize them over the average future service period of employees.

Effective December 31, 2006, we adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)* (SFAS No. 158) which requires that the Consolidated Statements of Financial Position reflect the funded status of the pension and postretirement plans. In future reporting periods, the difference between actual amounts and estimates based on actuarial assumptions will be recognized in Other comprehensive loss in the period in which they occur.

Postemployment Plans

We record a liability for postemployment benefits, such as severance or job training, when payment is probable, the amount is reasonably estimable, and the obligation relates to rights that have vested or accumulated.

Environmental Remediation

We are subject to federal and state requirements for protection of the environment, including those for discharge of hazardous materials and remediation of contaminated sites. We routinely assess, based on in-depth studies, expert analyses and legal reviews, our contingencies, obligations and commitments for remediation of contaminated sites, including assessments of ranges and probabilities of recoveries from other responsible parties who have and have not agreed to a settlement and of recoveries from insurance carriers. Our policy is to immediately accrue and charge to current expense identified exposures related to environmental remediation sites based on our best estimate within a range of potential exposure for investigation, cleanup and monitoring costs to be incurred.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid instruments, such as certificates of deposit, time deposits, and other money market instruments, which have original maturities of less than three months. We aggregate our cash balances by bank, and reclassify any negative balances to a liability account presented as a component of Accounts payable and other liabilities.

Inventories

Inventoried costs on commercial aircraft programs and long-term contracts include direct engineering, production and tooling costs, and applicable overhead, which includes fringe benefits, production related indirect and plant management salaries and plant services, not in excess of estimated net realizable value. To the extent a material amount of such costs are related to an abnormal event or are fixed costs not appropriately attributable to our programs or contracts, they will be expensed in the current period rather than inventoried. In accordance with industry practice, inventoried costs include amounts relating to programs and contracts with long production cycles, a portion of which is not expected to be realized within one year. Included in inventory for federal government contracts is an allocation of allowable costs related to manufacturing process re-engineering. We net advances and progress billings on long-term contracts against costs incurred to date for each contract in the Consolidated statements of financial position. Contracts where costs incurred to date exceed advances and progress billings are reported in Inventories, net of advances and progress billings. Contracts where advances and progress billings exceed costs incurred to date are reported in Advances and billings in excess of related costs.

Because of the higher unit production costs experienced at the beginning of a new or derivative commercial airplane program (known as the learning curve effect), the actual costs incurred for production of the early units in the program may exceed the amount reported as cost of sales for those units. In addition, the use of a total program gross profit rate to delivered units may result in costs assigned to delivered units in a reporting period being less than the actual cost of those units. The excess actual costs incurred over the amount reported as cost of sales is disclosed as deferred production costs, which are included in inventory along with unamortized tooling costs.

The determination of net realizable value of long-term contract costs is based upon quarterly contract reviews that determine an estimate of costs to be incurred to complete all contract requirements. When actual contract costs and the estimate to complete exceed total estimated contract revenues, a loss provision is recorded. The determination of net realizable value of commercial aircraft program costs is based upon quarterly program reviews that determine an estimate of revenue and cost to be incurred to complete the program accounting quantity. When estimated costs to complete exceed estimated program revenues to go, a loss provision is recorded.

Used aircraft purchased by the Commercial Airplanes segment and general stock materials are stated at cost not in excess of net realizable value. See "Aircraft valuation" within this Note for our valuation of used aircraft purchased by the Commercial Airplanes segment. Spare parts inventory is stated at lower of average unit cost or market. We review our commercial spare parts and general stock materials each quarter to identify impaired inventory, including excess or obsolete inventory, based on historical sales trends, expected production usage, and the size and age of the aircraft fleet using the part. Impaired inventories are written-off as an expense to Cost of products in the period the impairment occurs.

Included in inventory for commercial aircraft programs are amounts paid or credited in cash, or other consideration to certain airline customers, that are referred to as early issue sales consideration. Early issue sales consideration is recognized as a reduction to revenue when the delivery of the aircraft under contract occurs. In the unlikely situation that an airline customer was not able to perform and take delivery of the contracted aircraft, we believe that we would have the ability to recover amounts paid through retaining amounts secured by advances received on aircraft to be delivered. However, to the extent early issue sales consideration exceeds advances and is not considered to be recoverable it would be recognized as a current period expense.

Precontract Costs

We may, from time to time, incur costs to begin fulfilling the statement of work under a specific anticipated contract that we are still negotiating with a customer. If we determine it is probable that we will be awarded the specific anticipated contract, then we capitalize the precontract costs we incur, excluding any start-up costs which are expensed as incurred. Capitalized precontract costs of $40 and $39 at December 31, 2006, and 2005, are included in Inventories, net of advances and progress billings in the accompanying Consolidated Statements of Financial Position.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, including applicable construction-period interest, less accumulated depreciation and are depreciated principally over the following estimated useful lives: new buildings and land improvements, from 10 to 40 years; and new machinery and equipment, from 3 to 20 years. The principal methods of depreciation are as follows: buildings and land improvements, 150% declining balance; and machinery and equipment, sum-of-the-years' digits. Capitalized internal use software is included in Other assets and amortized using the straight line method over five years. We periodically evaluate the appropriateness of remaining depreciable lives assigned to long-lived assets, including assets that may be subject to a management plan for disposition.

We review long-lived assets, which include property, plant and equipment, for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144). Long-lived assets held for sale are stated at the lower of cost or fair value less cost to sell. Long-lived assets held for use are subject to an impairment assessment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, the amount of the impairment is the difference between the carrying amount and the fair value of the asset.

Asset Retirement Obligations

On December 31, 2005, we adopted Financial Accounting Standards Board (FASB) Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143* (FIN 47). In accordance with FIN 47, we record all known asset retirement obligations for which the liability's fair value can be reasonably estimated, including certain asbestos removal, asset decommissioning and contractual lease restoration obligations. Recorded amounts are not material.

We also have known conditional asset retirement obligations, such as certain asbestos remediation and asset decommissioning activities to be performed in the future, that are not reasonably estimable due to insufficient information about the timing and method of settlement of the obligation. Accordingly, these obligations have not been recorded in the Consolidated Financial Statements. A liability for these obligations will be recorded in the period when sufficient information regarding timing and method of settlement becomes available to make a reasonable estimate of the liability's fair value. In addition, there may be conditional asset retirement obligations that we have not yet discovered (e.g., asbestos may exist in certain buildings but we have not become aware of it through the normal course of business), and therefore, these obligations also have not been included in the consolidated financial statements.

Goodwill and Other Acquired Intangibles

Goodwill and other acquired intangible assets with indefinite lives are not amortized, but are tested for impairment annually and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist. Our annual testing date is April 1. In conjunction with our January 1, 2006 IDS segment realignment, we performed a goodwill impairment test in addition to our annual goodwill impairment test. Both tests resulted in no identified impairments.

We test goodwill for impairment by first comparing the carrying value of net assets to the fair value of the related operations. If the fair value is determined to be less than carrying value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the operations, and is compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of goodwill impairment.

Our finite-lived acquired intangible assets are amortized on a straight-line basis over their estimated useful lives as follows: developed technology, 5 to 12 years; product know-how, 30 years; customer base, 12 to 15 years; and other, 2 to 17 years. In accordance with SFAS No. 144, we evaluate the potential impairment of finite-lived acquired intangible assets when appropriate. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, the amount of the impairment is the difference between the carrying amount and the fair value of the asset.

Investments

We classify investments as either operating or non-operating. Operating investments are strategic in nature, which means they are integral components of our operations. Non-operating investments are those we hold for non-strategic purposes. Earnings from operating investments, including our share of income or loss from equity method investments, dividend income from certain cost method investments, and any gain/loss on the disposition of these investments, are recorded in Income from operating investments, net. Other income on our Consolidated Statements of Operations consists primarily of income from non-operating investments, such as interest and dividends on marketable securities, as well as interest income related to income taxes. (See Note 6).

Available-for-sale securities including marketable debt and equity securities and Enhanced Equipment Trust Certificates (EETCs) are recorded at their fair values and unrealized gains and losses are reported as part of Accumulated other comprehensive loss on the Consolidated Statements of Financial Position. Realized gains and losses on marketable securities are recognized based on the shares whose cost is closest to our average cost of the specific security. Realized gains and losses on all other available-for-sale securities are recognized based on specific identification.

The fair value of marketable securities is based on quoted market prices. The fair value of non-publicly traded securities, including certain EETCs, is based on discounted cash flows at market yield. In cases when we determine that it is probable that recovery of our investment will come from recovery of collateral, the fair value is based on the underlying collateral.

Available-for-sale securities are assessed for impairment quarterly. To determine if an impairment is other than temporary, we consider the duration of the loss position, the strength of the underlying collateral, the term to maturity, and credit ratings. For investments that are deemed other-than-temporarily impaired, losses are recorded in Cost of products or Cost of services and payments received on these investments are recorded using the cost recovery method.

Equity Method Investments The equity method of accounting is used to account for investments for which we have the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if we have an ownership interest in the voting stock of an investee of between 20% and 50%.

Derivatives

All derivative instruments are recognized in the financial statements and measured at fair value regardless of the purpose or intent of holding them. We use derivative instruments to principally manage a variety of market risks. We record our interest rate swaps, non-U.S. currency swaps and commodity contracts at fair value based on discounted cash flow analysis. For derivatives designated as hedges of the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (referred to as fair value hedges), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value. For our cash flow hedges, the effective portion of the derivative's gain or loss is initially reported in shareholders' equity (as a component of Accumulated other comprehensive loss) and is, subsequently, reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of the gain or loss of a cash flow hedge is reported in earnings immediately. We also hold certain instruments for economic purposes that do not qualify for hedge accounting treatment. For these derivative instruments, as well as other derivatives not receiving hedge accounting treatment, the changes in their fair value are also recorded in earnings.

Aircraft Valuation

Used Aircraft Under Trade-in Commitments and Aircraft Under Repurchase Commitments In conjunction with signing a definitive agreement for the sale of new aircraft (Sale Aircraft), we have entered into specified-price trade-in commitments with certain customers that give them the right to trade in used aircraft upon the purchase of Sale Aircraft. Additionally, we have entered into contingent repurchase commitments with certain customers wherein we agree to repurchase the Sale Aircraft at a specified price, generally ten years after delivery of the Sale Aircraft. Our repurchase of the Sale Aircraft is contingent upon a future, mutually acceptable agreement for the sale of additional new aircraft. If we execute an agreement for the sale of additional new aircraft, and if the customer exercises its right to sell the Sale Aircraft to us, a contingent repurchase commitment would become a trade-in commitment. Our historical experience is that no contingent repurchase agreements have become trade-in commitments.

All trade-in commitments at December 31, 2006 and 2005 are solely attributable to Sale Aircraft and did not originate from contingent repurchase agreements. Exposure related to trade-in commitments may take the form of:

(1) Adjustments to revenue for the difference between the contractual trade-in price in the definitive agreement and our best estimate of the fair value of the trade-in aircraft as of the date of such agreement, which are recorded in Inventory and recognized upon delivery of the Sale Aircraft, and/or

(2) Charges to cost of products for adverse changes in the fair value of trade-in aircraft that occur subsequent to signing of a definitive agreement for Sale Aircraft but prior to the purchase of the used trade-in aircraft. Estimates based on current aircraft values are included in Accounts payable and other liabilities.

The fair value of trade-in aircraft is determined using aircraft specific data such as model age and condition, market conditions for specific aircraft and similar models, and multiple valuation sources. This process uses our assessment of the market for each trade-in aircraft, which in most instances begins years before the return of the aircraft. There are several possible markets in which we continually pursue opportunities to place used aircraft. These markets include, but are not limited to, the resale market, which could potentially include the cost of long-term storage; the leasing market, with the potential for refurbishment costs to meet the leasing customer's requirements; or the scrap market. Trade-in aircraft valuation varies significantly depending on which market we determine is most likely for each aircraft. On a quarterly basis, we update our valuation analysis based on the actual activities associated with placing each aircraft into a market. This quarterly valuation process yields results that are typically lower than residual value estimates by independent sources and tends to more accurately reflect results upon the actual placement of the aircraft.

Used aircraft acquired by the Commercial Airplanes segment are included in Inventories at the lower of cost or market as it is our intent to sell these assets. To mitigate costs and enhance marketability, aircraft may be placed on operating lease. While on operating lease, the assets are included in Customer financing, however, the valuation continues to be based on the lower of cost or market. The lower of cost or market assessment is performed quarterly using the process described above.

Asset Valuation for Assets Under Operating Lease, Assets Held for Sale or Re-lease and Collateral Underlying Receivables Included in Customer financing are operating lease equipment, notes receivables and sales-type/financing leases. Sales-type/financing leases are treated as receivables, and allowances are established as necessary.

We assess the fair value of the assets we own, including equipment under operating leases, assets held for sale or re-lease and collateral underlying receivables, to determine if their fair values are less than the related assets' carrying values. Differences between carrying values and fair values of finance leases and notes and other receivables, as determined by collateral value, are considered in determining the allowance for losses on receivables.

We use a median calculated from published collateral values from multiple third-party aircraft evaluations based on the type and age of the aircraft to determine the fair value of the aircraft. Under certain circumstances, we apply judgment based on the attributes of the specific aircraft or equipment, usually when the features or use of the aircraft vary significantly from the more generic aircraft attributes covered by outside publications.

Impairment Review for Assets Under Operating Leases and Held for Sale or Re-lease When events or circumstances indicate, we evaluate assets under operating lease or held for re-lease for impairment utilizing an expected undiscounted cash flow analysis. We use various assumptions when determining the expected undiscounted cash flow including our intention to hold or dispose of an asset before the end of its economic useful life, the expected future lease rates, lease terms, residual value of the aircraft or equipment, periods in which the asset may be held in preparation for a follow-on lease, maintenance costs, remarketing costs and the remaining economic life of the asset. We state assets held for sale at the lower of carrying value or fair value less costs to sell.

When we determine that impairment is indicated for an asset, the amount of asset impairment expense recorded is the excess of the carrying value over the fair value of the asset.

Allowance for Losses on Receivables We record the potential impairment of receivables in our portfolio in a valuation account, the balance of which is an accounting estimate of probable but unconfirmed losses in the receivables portfolio. The allowance for losses on receivables relates to two components of receivables: (a) specifically identified receivables that are evaluated individually for impairment and (b) all other receivables.

We determine a receivable is impaired when, based on current information and events, it is probable that we will be unable to collect amounts due according to the original contractual terms of the receivable agreement, without regard to any subsequent restructurings. Factors considered in assessing collectibility include, but are not limited to, a customer's extended delinquency, requests for restructuring and filings for bankruptcy. We determine a specific impairment allowance based on the difference between the carrying value of the receivable and the estimated fair value of the related collateral.

We review the adequacy of the allowance attributable to the remaining other receivables (after excluding receivables subject to a specific impairment allowance) by assessing both the collateral exposure and the applicable cumulative default rate. Collateral exposure for a particular receivable is the excess of the carrying value of the receivable over the fair value of the related collateral. A receivable with an estimated fair value in excess of the carrying value is considered to have no collateral exposure. The applicable cumulative default rate is determined using two components: customer credit ratings and weighted average remaining contract term. Credit ratings are determined for each customer in the portfolio. Those ratings are updated based upon public information and information obtained directly from our customers.

We have entered into agreements with certain customers that would entitle us to look beyond the specific collateral underlying the receivable for purposes of determining the collateral exposure as described above. Should the proceeds from the sale of the underlying collateral asset resulting from a default condition be insufficient to cover the carrying value of our receivable (creating a shortfall condition), these agreements would, for example, permit us to take the actions necessary to sell or retain certain other assets in which the customer has an equity interest and use the proceeds to cover the shortfall.

Each quarter, we review customer credit ratings, published historical credit default rates for different rating categories, and third-party aircraft valuations as a basis to validate the reasonableness of the allowance for losses on receivables. There can be no assurance that actual results will not differ from estimates or that the consideration of these factors in the future will not result in an increase or decrease to the allowance for losses on receivables.

Supplier Penalties

We record an accrual for supplier penalties when an event occurs that makes it probable that a supplier penalty will be incurred and the amount is reasonably estimable. Until an event occurs, we fully anticipate accepting all products procured under production related contracts.

Guarantees

We account for guarantees in accordance with FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* We record a liability for the fair value of guarantees in Accounts Payable and other liabilities that are issued or modified after December 31, 2002. For a residual value guarantee where we received a cash premium, the liability is equal to the cash premium received at the guarantee's inception. For credit and performance guarantees, the liability is equal to the present value of the expected loss. For each future period the credit or performance guarantee will be outstanding, we determine the expected loss by multiplying the creditor's default rate by the guarantee amount reduced by the expected recovery, if applicable. If at inception of a guarantee we determine there is a probable related contingent loss, we will recognize a liability for the greater of (a) the fair value of the guarantee as described above or (b) the probable contingent loss amount.

Note 2 – Standards Issued and Not Yet Implemented

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. This Interpretation is effective as of January 1, 2007 and the cumulative effects of applying this Interpretation will be recorded as an adjustment to retained earnings as of January 1, 2007. Additional guidance from the FASB on FIN 48 is pending. As a result, we are currently unable to finalize our estimate of the impact that adopting this Interpretation will have on our financial statements.

Note 3 – Acquisition

On September 20, 2006, we acquired all of the outstanding shares of Aviall, Inc. (Aviall) for $1,780, including transaction fees totaling $46. Aviall is an independent provider of new aviation parts and services in the aerospace industry. Its capabilities include global parts distribution and supply chain services for aerospace, defense and marine industries worldwide. The Aviall acquisition is intended to complement existing offerings in our Commercial Airplanes and IDS Support Systems reporting segments. The acquisition of Aviall was accounted for under the purchase method of accounting and the results of operations from the acquisition date are included in Commercial Airplanes and IDS Support Systems reporting segments.

The allocation of the purchase price is as follows:

Accounts receivable	$ 200
Net inventory	539
Other current assets	64
Property, plant and equipment	17
Goodwill	1,055
Finite-lived intangible assets (primarily contractual supplier and customer relationships)*	519
Indefinite-lived intangible assets not subject to amortization (Aviall brand and trade names)	302
Other assets	42
Accounts payable	(196)
Other current liabilities	(79)
Debt acquired and repaid	(458)
Other long-term liabilities	(225)
Total net assets acquired	**$1,780**

*The weighted average amortization period for finite-lived intangible assets is 11 years.

Note 4 – Goodwill and Acquired Intangibles

Changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2006, 2005 and 2004 were as follows:

	Commercial Airplanes	Precision Engagement & Mobility Systems	Network & Space Systems	Support Systems	Other	Total
Balance at January 1, 2004	**$ 282**	**$588**	**$922**	**$118**	**$3**	**$1,913**
Goodwill Adjustments		25	2			27
Acquisitions		11				11
Impairment Losses					(3)	(3)
Balance at December 31, 2004	**$ 282**	**$624**	**$924**	**$118**		**$1,948**
Goodwill Adjustments	21	(13)	(18)	11		1
Divestitures	(23)		(2)			(25)
Balance at December 31, 2005	**$ 280**	**$611**	**$904**	**$129**		**$1,924**
Aviall acquisition	1,014			41		1,055
Other*	71		(3)			68
Balance at December 31, 2006	**$1,365**	**$611**	**$901**	**$170**		**$3,047**

*The increase in goodwill is primarily the result of an acquisition in the second quarter of 2006. The purchase price allocation for this acquisition was finalized in the fourth quarter of 2006.

The gross carrying amounts and accumulated amortization of our other acquired finite-lived intangible assets were as follows at December 31:

	2006 Gross Carrying Amount	2006 Accumulated Amortization	2005 Gross Carrying Amount	2005 Accumulated Amortization
Developed technology	**$ 615**	**$369**	$ 576	$312
Product know-how	**308**	**64**	308	54
Customer base	**307**	**51**	96	34
Other	**536**	**83**	173	75
	$1,766	**$567**	$1,153	$475

Amortization expense for acquired finite-lived intangible assets for the years ended December 31, 2006 and 2005 was $100 and $91. Estimated amortization expense for the five succeeding years are as follows: 2007-$148; 2008-$148; 2009-$147; 2010-$129; and 2011-$86.

As of December 31, 2006 and 2005, we had indefinite-lived intangible assets with carrying amounts of $499 and $197.

Note 5 - Earnings Per Share

The weighted average number of shares outstanding (in millions) for the years ended December 31, used to compute earnings per share are as follows:

	2006	2005	2004
Weighted average shares outstanding	**760.5**	779.4	800.2
Participating securities	**10.5**	9.1	6.8
Basic weighted average shares outstanding	**771.0**	788.5	807.0
Diluted potential common shares	**16.6**	14.4	6.0
Diluted weighted average shares outstanding	**787.6**	802.9	813.0

The numerator used to compute diluted earnings per share is as follows:

	2006	2005	2004
Net earnings	**$2,215**	$2,572	$1,872
Expense related to diluted shares	**27**		
Total numerator	**$2,242**	$2,572	$1,872

Expense related to diluted shares in the amount of $27 in 2006 represented mark-to-market adjustment of performance share payouts to employees terminated as of December 31, 2005.

Basic earnings per share is calculated by the sum of (1) net income less declared dividends divided by the basic weighted-average shares outstanding and (2) declared dividends divided by the weighted average shares outstanding.

The weighted average number of shares outstanding for the year ended December 31 (in millions), included in the table below, is excluded from the computation of diluted earnings per share because the average market price did not exceed the exercise/threshold price. However, these shares may be dilutive potential common shares in the future.

	2006	2005	2004
Stock options		0.2	10.9
Stock units	**0.1**		
Performance Shares	**4.0**	24.9	28.6
Performance Awards	**1.4**		
ShareValue Trust	**24.6**	33.9	38.4

Note 6 - Income Taxes

The components of earnings before income taxes were:

Year ended December 31,	2006	2005	2004
U.S.	**$3,067**	$2,605	$1,960
Non-U.S.	**127**	214	
	$3,194	$2,819	$1,960

Note: The 2004 non-U.S. earnings before income tax amounts are not significant and as such are reflected in the U.S. numbers shown above.

Income tax expense/(benefit) consisted of the following:

Year ended December 31,	2006	2005	2004
Current tax expense			
U.S. federal	**$193**	$(276)	$(435)
Non-U.S.	**35**	58	
U.S. state	**(58)**	(86)	(58)
	170	(304)	(493)
Deferred tax expense			
U.S. federal	**750**	547	787
Non-U.S.	**(6)**	(120)	
U.S. state	**74**	134	(154)
	818	561	633
Total income tax expense	**$988**	$ 257	$ 140

Note: The 2004 non-U.S. income tax expense/(benefit) amounts are not significant and as such are reflected in the U.S. numbers shown above.

The following is a reconciliation of the U.S. federal statutory tax rate of 35% to our recorded income tax expense/(benefit):

Year ended December 31,	2006	2005	2004
U.S. federal statutory tax	**35.0%**	35.0%	35.0%
Global Settlement with U.S. Department of Justice	**6.7**		
Foreign Sales Corporation/ Extraterritorial Income tax benefit	**(5.8)**	(5.6)	(8.6)
Research benefit	**(0.7)**	(1.2)	(1.4)
Federal audit settlement	**(1.5)**	(13.1)	(7.5)
State income tax provision, net of effect on U.S. federal tax	**0.4**	1.1	(7.0)
Change in valuation allowances		(3.2)	
Other provision adjustments	**(3.2)**	(3.9)	(3.4)
Income tax expense	**30.9%**	9.1%	7.1%

Significant components of our deferred tax assets, net of deferred tax liabilities, at December 31 were as follows:

	2006	2005
Retiree health care accruals	$ 3,257	$ 2,314
Inventory and long-term contract methods of income recognition	640	1,368
Other employee benefits accruals	1,473	1,363
In-process research and development related to acquisitions	124	137
Net operating loss, credit, and charitable contribution carryovers (net of valuation allowance of $2 and $0)	319	494
Pension benefit accruals	(397)	(3,688)
Customer and commercial financing	(1,517)	(1,442)
Unremitted earnings of non-U.S. subsidiaries	(48)	(32)
Other net unrealized losses	37	8
Net deferred tax assets*	$ 3,888	$ 522

*Of the deferred tax asset for net operating loss and credit carryovers, $172 expires in years ending from December 31, 2007 through December 31, 2026 and $147 may be carried over indefinitely.

Net deferred tax assets at December 31 were as follows:

	2006	2005
Deferred tax assets	$12,174	$8,168
Deferred tax liabilities	(8,284)	(7,646)
Valuation allowance	(2)	
Net deferred tax assets	$ 3,888	$ 522

As a result of acquisitions in 2006, primarily related to Aviall, a net deferred tax liability of $171 was recorded.

As required under SFAS No.123R, a deferred tax liability of $306 was reclassified to Additional paid in capital. This represents the tax effect of the net excess tax pool created during 2006 due to share awards paid with a fair market value in excess of the book accrual for those awards.

Net income tax payments/(refunds) were $28, ($344) and ($903) in 2006, 2005 and 2004, respectively.

We have provided for U.S. deferred income taxes and foreign withholding tax in the amount of $48 on undistributed earnings not considered permanently reinvested in our non-U.S. subsidiaries. We have not provided for U.S. deferred income taxes or foreign withholding tax on the remainder of undistributed earnings from our non-U.S. subsidiaries because such earnings are considered to be permanently reinvested and it is not practicable to estimate the amount of tax that may be payable upon distribution.

Within the Consolidated Statements of Operations, Other income included interest of $16 in 2006, $100 in 2005 and $219 in 2004 related to federal income tax settlements for prior years.

Contingencies

We are subject to income taxes in the U.S. and numerous non-U.S. jurisdictions.

Amounts accrued for potential tax assessments recorded in current tax liabilities total $960 and $900 at December 31, 2006 and 2005. Accruals relate to tax issues for U.S. federal, U.S. state, and taxation of non-U.S. earnings as follows:

- The accruals associated with U.S. federal tax issues such as the tax benefits from the Foreign Sales Corporation/Extraterritorial Income (FSC/ETI) tax rules, the amount of research and development tax credits claimed, U.S. taxation of non-U.S. earnings, and valuation issues regarding charitable contributions claimed were $841 at December 31, 2006, and $771 at December 31, 2005. IRS examinations have been completed through 2001. We have filed an appeal with the IRS for 1998-2001. During 2006, we settled the McDonnell Douglas Corporation appeal for 1993-1997 which had the effect of decreasing federal income tax expense by $46.
- The accruals for domestic state tax issues such as the allocation of income among various state tax jurisdictions and the amount of state tax credits claimed were $88 at December 31, 2006 and $98 at December 31, 2005, net of federal benefit.
- The accruals associated with taxation of non-U.S. earnings were $31 at December 31, 2006 and 2005.

We believe adequate provisions for all outstanding issues have been made for all jurisdictions and all open years.

Legislative Update

On May 17, 2006, the Tax Increase Prevention and Reconciliation Act of 2005 was enacted, which repealed the FSC/ETI exclusion tax benefit binding contract provisions of the American Jobs Creation Act of 2004. Therefore, 2006 will be the final year for recognizing any export tax benefits. The 2006 effective tax rate was reduced by 5.8% due to export tax benefits.

Effective December 31, 2005, the U.S. research tax credit expired. On December 20, 2006, President Bush signed into law, the Tax Relief and Health Care Act of 2006 that retroactively renews the research tax credit for 2006 and extends the credit through December 31, 2007.

Note 7 – Accounts Receivable

Accounts receivable at December 31 consisted of the following:

	2006	2005
U.S. Government contracts	$2,667	$2,620
Commercial and customers	1,423	1,155
Other	1,278	1,561
Less valuation allowance	(83)	(90)
	$5,285	$5,246

The following table summarizes our accounts receivable under long-term contracts that were not billable or related to outstanding claims as of December 31:

	2006	2005
Unbillable		
Current	$ 830	$ 687
Expected to be collected after one year	705	404
	$1,535	$1,091
Claims		
Current	$ 10	$ 15
Expected to be collected after one year	84	90
	$ 94	$ 105

Unbillable receivables on long-term contracts arise when the sales or revenues based on performance attainment, though appropriately recognized, cannot be billed yet under terms of the contract as of the balance sheet date. Accounts receivable related to claims are items that we believe are earned, but are subject to uncertainty concerning their determination or ultimate realization. Accounts receivable, other than those described above, expected to be collected after one year are not material.

As of December 31, 2006 and 2005, other accounts receivable included $538 and $621 of reinsurance receivables held by Astro Ltd., a wholly-owned subsidiary, which operates as a captive insurance company. Other also included $308 and $650 at December 31, 2006 and 2005, related to non-U.S. military contracts.

Note 8 – Inventories

Inventories at December 31 consisted of the following:

	2006	2005
Long-term contracts in progress	$ 12,329	$ 14,194
Commercial aircraft programs	8,743	7,745
Commercial spare parts, used aircraft, general stock materials and other	2,888	2,235
	23,960	24,174
Less advances and progress billings	(15,855)	(16,296)
	$ 8,105	$ 7,878

Included in long-term contracts in progress inventories at December 31, 2006, are Delta launch program inventories of $1,860 that will be sold at cost to United Launch Alliance L.L.C. (ULA) under an inventory supply agreement that terminates on March 31, 2021. We have agreed to indemnify ULA in the event that these inventories are not recoverable from existing and future orders; however, based on our assessment of the mission manifest for the Delta launch program, we believe ULA will recover these costs. (See Note 19).

As a normal course of our Commercial Airplanes segment production process, our inventory may include a small quantity of airplanes that are completed but unsold. As of December 31, 2006 and 2005, the value of completed but unsold aircraft in inventory was insignificant. Inventory balances included $234 subject to claims or other uncertainties relating to the A-12 program as of December 31, 2006 and 2005. (See Note 22).

Commercial aircraft program inventory includes amounts credited in cash or other consideration (early issued sales consideration), to airline customers totaling $1,375 and $1,140 as of December 31, 2006 and 2005. As of December 31, 2006 and 2005, early issued sales consideration, net of advance deposits, included $151 and $194 related to one financially troubled customer, which we believe is fully recoverable as of December 31, 2006.

Deferred production costs represent commercial aircraft programs and integrated defense programs inventory production costs incurred on in-process and delivered units in excess of the estimated average cost of such units to be produced. As of December 31, 2006 and 2005, the balance of deferred production costs and unamortized tooling related to commercial aircraft programs, except the 777 program, was insignificant relative to the programs' balance-to-go estimates. As of December 31, 2006 and 2005, all significant excess deferred production costs or unamortized tooling costs are recoverable from existing firm orders for the 777 program. The deferred production costs and unamortized tooling are summarized in the following table:

	2006	2005
Deferred production costs:		
777 program	$871	$683
Delta II & IV programs		271
Unamortized tooling:		
777 program	329	411
Delta II & IV programs		194

During 2002, we were selected by the US Air Force (USAF) to supply 100 767 Tankers and entered into a preliminary agreement with the USAF for the procurement of the 100 Tankers. During 2004, we recognized pre-tax charges totaling $275 related to the USAF 767 Tanker program. The charge reflected our updated assessment of securing the specific USAF 767 Tanker contract that was being negotiated, given the continued delay and then likely re-competition of the contract. The charge included inventory write-downs of $179 (Commercial Airplanes) and $47 (IDS).

Note 9 – Exit Activity and Divestitures

During August 2006, we decided that we would exit the Connexion by Boeing high speed broadband communications business. Our decision resulted in a pre-tax charge of $320, which has been recognized in Loss/(gain) on dispositions/business shutdown, net during 2006 as outlined below:

Contract termination costs [1]	$ 142
Write-off of assets [2]	492
Early contract terminations [3]	(314)
Total	**$ 320**

[1] Included termination fees associated with operating leases as well as supplier and customer costs

[2] Primarily included write-off of capital lease assets

[3] Primarily early terminations of capital lease obligations

As of December 31, 2006, $52 was recorded in Accounts payable and other liabilities related to contract termination costs, which we expect to pay in 2007 to complete the business shutdown. The exit of the Connexion by Boeing business resulted in cash expenditures of $177 during 2006.

On February 28, 2005, we completed the stock sale of Electron Dynamic Devices Inc. (EDD) to L-3 Communications. EDD was a separate legal entity wholly owned by us. The corresponding net assets of the entity were $45 and a net pre-tax gain of $25 was recorded in the Network and Space Systems (N&SS) segment of IDS from the sale of the net assets. In addition, there was a related pre-tax loss of $68 recorded in Accounting differences/eliminations for net pension and other postretirement benefit curtailments and settlements. In 2006, a $15 gain was recorded for a subsequent purchase price adjustment on the sale.

On August 2, 2005, we completed the sale of the Rocketdyne Propulsion and Power (Rocketdyne) business to United Technologies Corporation for cash proceeds of approximately $700 under an asset purchase agreement. This divestiture includes assets and sites in California, Alabama, Mississippi, and Florida. The Rocketdyne business primarily develops and builds rocket engines and provides booster engines for the space shuttle and the Delta family as well as propulsion systems for missile defense systems. We recorded the sale in the quarter ending September 30, 2005, and the 2005 net pre-tax gain of approximately $578, predominantly in the N&SS segment. In addition, we recorded a related pre-tax loss of $200 for estimated pension and postretirement curtailments and settlements in the fourth quarter of 2005 in our Other segment.

On June 16, 2005, we completed the sale of substantially all of the assets at our Commercial Airplanes facilities in Wichita, Kansas and Tulsa and McAlester, Oklahoma under an asset purchase agreement to a new entity which was, subsequently, named Spirit Aerosystems, Inc. (Spirit). Transaction consideration given to us included cash of approximately $900, together with the transfer of certain liabilities and long-term supply agreements that provide us with ongoing cost savings. The consolidated net loss on this sale recorded in 2005 was $287, including pension and postretirement impacts. We recognized a loss of $103 in 2005 in the Consolidated Statement of Operations as Gain on dispositions, net, of which $68 was recognized by the Commercial Airplanes segment and $35 was recognized as Accounting differences/eliminations and Unallocated expense. The remaining loss of $184 related to estimated pension and postretirement curtailments and settlements, was recorded in our Other segment in the third quarter of 2005. In 2006, a $15 gain was recorded for a subsequent purchase price adjustment on the sale.

See Note 19 for discussion of the environmental indemnification provisions of these agreements.

The following table summarizes the asset and liability balances related to the Rocketdyne and Wichita/Tulsa divestitures for 2005:

	Rocketdyne	Wichita/ Tulsa
Assets		
Accounts receivable	$ 62	
Inventory	72	$ 467
Property, plant and equipment	96	523
Other assets	3	38
Prepaid pension expense	228	250
	$461	$1,278
Liabilities		
Accounts payable	$ 14	$ 48
Employment and other	13	46
Environmental	12	
Accrued retiree health care liability	28	66
	$ 67	$ 160

During 2004, BCC sold substantially all of the assets related to its Commercial Financial Services business, which is reflected as discontinued operations. Revenues were $3 and $96 for the years ended December 31, 2005 and 2004.

Note 10 – Customer Financing

Customer financing at December 31 consisted of the following:

	2006	2005
Aircraft financing		
Notes receivable	**$1,790**	$ 2,292
Investment in sales-type/finance leases	**2,914**	3,036
Operating lease equipment, at cost, less accumulated depreciation of $913 and $881	**4,159**	4,617
Other equipment financing		
Notes receivable	**33**	33
Operating lease equipment, at cost, less accumulated depreciation of $149 and $106	**248**	302
Less allowance for losses on receivables	**(254)**	(274)
	$8,890	$10,006

The components of investment in sales-type/finance leases at December 31 were as follows:

	2006	2005
Minimum lease payments receivable	$ 4,475	$ 4,778
Estimated residual value of leased assets	701	690
Unearned income	(2,262)	(2,432)
	$ 2,914	$ 3,036

Interest rates on fixed-rate notes ranged from 5.99% to 11.42%, and interest rates on variable-rate notes ranged from 7.40% to 11.43%.

Aircraft financing operating lease equipment primarily includes jet and commuter aircraft. At December 31, 2006 and 2005, aircraft financing operating lease equipment included $259 and $11 of equipment available for re-lease. At December 31, 2006 and 2005, we had firm lease commitments for $253 and $6 of this equipment.

When our Commercial Airplanes segment is unable to immediately sell used aircraft, it may place the aircraft under an operating lease. It may also finance the sale of new aircraft with a note receivable. The carrying amount of the Commercial Airplanes segment used aircraft under operating leases and aircraft sales financed with notes receivable included as a component of customer financing totaled $480 and $640 as of December 31, 2006 and 2005.

Impaired receivables and the allowance for losses on those receivables consisted of the following at December 31:

	2006	2005
Impaired receivables with no specific impairment allowance	$1,032	$1,008
Impaired receivables with specific impairment allowance	74	503
Allowance for losses on impaired receivables	20	51

The average recorded investment in impaired receivables as of December 31, 2006, 2005 and 2004, was $1,191, $1,196, and $1,940, respectively. Income recognition is generally suspended for receivables at the date full recovery of income and principal becomes doubtful. Income is recognized when receivables become contractually current and performance is demonstrated by the customer. Interest income recognized on such receivables was $104, $90, and $118 for the years ended December 31, 2006, 2005 and 2004, respectively.

The change in the allowance for losses on receivables for the years ended December 31, 2006, 2005 and 2004, consisted of the following:

	Allowance for Losses
Beginning balance – January 1, 2004	$(404)
Charge to costs and expenses	(45)
Reduction in customer financing assets	46
Ending balance – December 31, 2004	(403)
Charge to costs and expenses	(73)
Reduction in customer financing assets	202
Ending balance – December 31, 2005	$(274)
Charge to costs and expenses	(32)
Reduction in customer financing assets	52
Ending balance – December 31, 2006	**$(254)**

Aircraft financing is collateralized by security in the related asset. The value of the collateral is closely tied to commercial airline performance and may be subject to reduced valuation with market decline. Our financing portfolio has a concentration of various model aircraft. Aircraft financing related to major aircraft concentrations at December 31 were as follows:

	2006	2005
717 Aircraft ($760 and $621 accounted for as operating leases)*	$2,595	$2,490
757 Aircraft ($904 and $958 accounted for as operating leases)*	1,167	1,245
767 Aircraft ($201 and $309 accounted for as operating leases)	740	910
MD-11 Aircraft ($555 and $580 accounted for as operating leases)*	645	672
737 Aircraft ($550 and $705 accounted for as operating leases)	583	796

*Out of production aircraft

We recorded charges related to customer financing asset impairment in operating earnings, primarily as a result of declines in projected future cash flows. These charges for the years ended December 31 were as follows:

	2006	2005	2004
BCC Segment	$53	$33	$27
Other Boeing	7	10	2
	$60	$43	$29

As of December 31, 2006, Northwest Airlines, Inc. (Northwest) has filed for bankruptcy protection and the bankruptcy court has approved the restructured terms of certain obligations owed to us. At December 31, 2006 and 2005, Northwest accounted for $349 and $494 of aircraft financing. The bankruptcy, including the impact of any restructurings, related to Northwest is not expected to have a material adverse impact on our earnings, cash flows and/or financial position. Although certain other customers have requested a restructuring of their transactions, we do not believe that they would have a material adverse effect on our earnings, cash flows and/or financial position.

Scheduled payments on customer financing are as follows:

Year	Principal Payments on Notes Receivable	Sales-Type/ Finance Lease Payments Receivable	Operating Lease Equipment Payments Receivable
2007	$225	$ 440	$ 454
2008	360	314	414
2009	150	305	353
2010	161	292	311
2011	182	334	234
Beyond 2011	737	2,789	1,232

Customer financing assets we leased under capital leases and subleased to others totaled $137 and $200 at December 31, 2006 and 2005.

Note 11 – Property, Plant and Equipment

Property, plant and equipment at December 31 consisted of the following:

	2006	2005
Land	$ 524	$ 481
Buildings and land improvements	8,571	9,287
Machinery and equipment	8,614	8,750
Construction in progress	1,601	1,174
	19,310	19,692
Less accumulated depreciation	(11,635)	(11,272)
	$ 7,675	$ 8,420

Depreciation expense was $1,058, $1,001 and $1,028 for the years ended December 31, 2006, 2005 and 2004, respectively. Interest capitalized during the years ended December 31, 2006, 2005 and 2004 totaled $110, $84 and $71, respectively.

Rental expense for leased properties was $388, $400 and $372, for the years ended December 31, 2006, 2005 and 2004, respectively. These expenses, substantially all minimum rentals, are net of sublease income. Minimum rental payments under operating and capital leases with initial or remaining terms of one year or more aggregated $1,019 and $19, net of sublease payments, for the year ended December 31, 2006. Payments, net of sublease amounts, due during the next five years are as follows:

	2007	2008	2009	2010	2011
Operating leases	$220	$165	$121	$91	$66
Capital leases	12	3	2	1	1

Note 12 – Investments

Our investments, which are recorded in either Short-term investments or Investments, consisted of the following at December 31:

	2006	2005
Available-for-sale investments	$3,344	$3,304
Equity method investments	964	65
Other investments	45	37
Total investments	$4,353	$3,406

Available-For-Sale Investments

Our investments in available-for-sale debt and equity securities consisted of the following at December 31:

2006	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Debt:[1]				
Marketable Securities[2]	$3,201	$ 4	$(25)	$3,180
ETCs/EETCs	145	7		152
Equity	4	8		12
	$3,350	$19	$(25)	$3,344

2005	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Debt:[1]				
Marketable Securities[2]	$3,065		$(40)	$3,025
ETCs/EETCs	258	$26	(15)	269
Equity	4	6		10
	$3,327	$32	$(55)	$3,304

[1] At December 31, 2006, debt securities with estimated fair values of $1,151 and cost of $1,172 have been in a continuous unrealized loss position for 12 months or longer.

[2] The portfolio is diversified and highly liquid and primarily consists of investment grade fixed income instruments such as U.S. dollar debt obligations of the United States Treasury, other government agencies, corporations, mortgage-backed and asset-backed securities. The portfolio has an average duration of 1.6 years. We believe that the unrealized losses are not other-than-temporary. We do not have a foreseeable need to liquidate the portfolio and anticipate recovering the full value of the securities either as market conditions improve, or as the securities mature.

Maturities of available-for-sale debt securities at December 31, 2006, were as follows:

	Amortized Cost	Estimated Fair Value
Due in 1 year or less	$ 259	$ 257
Due from 1 to 5 years	1,652	1,648
Due from 5 to 10 years	186	185
Due after 10 years	1,249	1,242
	$3,346	$3,332

Supplemental information about gross realized gains and losses on available-for-sale investment securities follows.

	2006	2005	2004
Gains	$ 56		
Losses, including impairments	(11)	$(64)	$(79)
Net	$ 45	$(64)	$(79)

Equity Method and Other Investments

Equity Method Investments The following table reflects the Company's effective ownership percentages and balances of equity method investments as of December 31, 2006 and 2005.

	Segment	Ownership Percentages	Investment Balance 2006	2005
United Launch Alliance	N&SS	50%	$960	
United Space Alliance	N&SS	50%	(92)*	$(29)*
HRL Laboratories	PE&MS	50%	34	28
APB Winglets	Commercial Airplanes	45%	12	23
Other	Primarily Commercial Airplanes and Support Systems		50	43
			$964	$ 65

*Credit balances are a result of our proportionate share of the joint venture's pension and postretirement related adjustments which reduce the carrying value of the investment.

On December 1, 2006 we closed the transaction with Lockheed Martin Corporation (Lockheed) to create a 50/50 joint venture named United Launch Alliance L.L.C. (ULA). ULA combines the production, engineering, test and launch operations associated with U.S. Government launches of Boeing Delta and Lockheed Atlas rockets. As a result of the transaction, we contributed assets of $1,609, generally consisting of accounts receivable of $372, inventories, net of advances, of $156 and property, plant and equipment of $1,080, and liabilities of $695, consisting of accounts payable and other liabilities of $536 and advances and billings in excess of related costs of $159 to ULA in exchange for 50% ownership. These amounts are subject to adjustment pending final review of the respective parties' contributions. We will each provide ULA with an initial cash contribution of up to $25, and we each have agreed to extend a line of credit to ULA of up to $200 to support its working capital requirements. (See Notes 8, 9 and 23).

The Sea Launch venture, in which we are a 40% partner with RSC Energia of Russia (25%), Aker ASA of Norway (20%), and KB Yuzhnoye/PO Yuzhmash of the Ukraine (15%), provides ocean-based launch services to commercial satellite customers. The venture conducted five, four and three successful launches for the years ended December 31, 2006, 2005 and 2004, respectively. The venture incurred losses in 2006, 2005 and 2004 due to the relatively low price and volume of launches, driven by a depressed commercial satellite market and oversupply of launch vehicles as well as a high level of debt and debt servicing requirements. We have financial exposure with respect to the venture, which relates to guarantees provided by us to certain Sea Launch creditors, performance guarantees provided by us to a Sea Launch customer and financial exposure related to advances and other assets reflected in the consolidated financial statements.

We suspended recording equity losses after writing our investment in and direct loans to Sea Launch down to zero in 2001 and accruing our obligation for third-party guarantees on Sea Launch indebtedness. We are not obligated to provide any further financial support to the Sea Launch venture. However, in the event that we do extend additional financial support to Sea Launch in the future, we will recognize suspended losses as appropriate.

A Sea Launch Zenit-3SL vehicle, carrying a Boeing-built satellite, experienced an anomaly during launch on January 30, 2007. The impact to Sea Launch operations, including the remaining launches scheduled for 2007 is not yet known. Based on our preliminary assessment, we do not believe that this anomaly will have a material adverse impact on our results of operations, financial position, or cash flows.

Other Investments During 2005, we recorded an asset impairment charge of $42 in Other Income related to the sale of certain investments in technology related funds for proceeds of $24.

Note 13–Accounts Payable and Other Liabilities

Accounts payable and other liabilities at December 31 consisted of the following:

	2006	2005
Accounts payable	$ 5,643	$ 5,124
Accrued compensation and employee benefit costs	4,852	4,165
Legal, environmental, and other contingencies[(a)]	1,254	1,647
Forward loss recognition[(b)]	532	1,114
Other	3,920	4,463
	$16,201	$16,513

(a) Represents items deemed probable and estimable as discussed in Note 22.

(b) Forward loss recognition relates primarily to Airborne Early Warning & Control in 2006 and launch and satellite contracts in 2005.

Payments associated with these liabilities may occur in periods significantly beyond the next twelve months. Accounts payable included $335 and $204 at December 31, 2006 and 2005, attributable to checks written but not yet cleared by the bank.

Note 14–Debt

We have $3,000 currently available under credit line agreements. Boeing Capital Corporation (BCC) is named a subsidiary borrower for up to $1,500 under these arrangements. Total debt interest incurred, including amounts capitalized, was $657, $713, and $790 for the years ended December 31, 2006, 2005 and 2004, respectively. Interest expense recorded by BCC is reflected as a separate line item on our Consolidated Statements of Operations, and is included in earnings from operations. Total company interest payments were $657, $671, and $722 for the years ended December 31, 2006, 2005 and 2004, respectively. We continue to be in full compliance with all covenants contained in our debt or credit facility agreements, including those at BCC.

On June 6, 2002, BCC established a Euro medium-term note program in the amount of $1,500. At December 31, 2006 and 2005, BCC had zero debt outstanding under the program such that $1,500 would normally be available for potential debt issuance. However, debt issuance under this program requires that documentation, information and other procedures relating to BCC and the program be updated within the prior twelve months. In view of BCC's cash position and other available funding sources, BCC determined during 2004 that it was unlikely they would need to use this program in the foreseeable future. The program is thus inactive but available with updated registration statements.

On March 23, 2004, we filed a shelf registration with the SEC for $1,000 for the issuance of debt securities and underlying common stock. The entire amount remains available for potential debt issuance. BCC has $3,421 that remains available from shelf registrations filed with the SEC. Both shelf registrations will expire in 2008.

Short-term debt and current portion of long-term debt, consisted of the following:

	At December 31, 2006		At December 31, 2005	
	Consolidated Total	BCC Only	Consolidated Total	BCC Only
Senior Unsecured Debt Securities	$1,115	$1,115	$1,015	$570
Capital lease obligations	55	47	54	45
Non-recourse debt and notes	42	4	39	4
Retail notes	141	141	77	77
Other notes	28		4	
	$1,381	$1,307	$1,189	$696

Debt consisted of the following:

	December 31, 2006	December 31, 2005
Boeing Capital Corporation debt:		
Unsecured debt securities		
3.250%–7.640% due through 2023	$5,382	$ 6,048
Non-recourse debt and notes		
4.840%–7.810% notes due through 2013	76	80
Capital lease obligations		
4.120%–8.250% due through 2015	132	194
Subtotal Boeing Capital Corporation debt	$5,590	$ 6,322
Other Boeing debt:		
Non-recourse debt and notes		
Enhanced equipment trust	$ 442	$ 477
Unsecured debentures and notes		
250, 6.875% due Nov. 1, 2006		250
175, 8.100% due Nov. 15, 2006		175
350, 9.750% due Apr. 1, 2012	349	349
600, 5.125% due Feb. 15, 2013	598	598
400, 8.750% due Aug. 15, 2021	398	398
300, 7.950% due Aug. 15, 2024 (puttable at holder's option on Aug. 15, 2012)	300	300
250, 7.250% due Jun. 15, 2025	247	247
250, 8.750% due Sep. 15, 2031	248	248
175, 8.625% due Nov. 15, 2031	173	173
400, 6.125% due Feb. 15, 2033	393	393
300, 6.625% due Feb. 15, 2038	300	300
100, 7.500% due Aug. 15, 2042	100	100
175, 7.875% due Apr. 15, 2043	173	173
125, 6.875% due Oct. 15, 2043	125	125
Senior medium-term notes		
7.460% due through 2006		20
Capital lease obligations due through 2009	11	17
Other notes	91	62
Subtotal other Boeing debt	$3,948	$ 4,405
Total debt	$9,538	$10,727

At December 31, 2006, $160 of BCC debt was collateralized by portfolio assets and underlying equipment totaling $265. The debt consists of the 4.12% to 6.45% notes due through 2015.

Maturities of long-term debt for the next five years are as follows:

	2007	2008	2009	2010	2011
BCC	$1,308	$710	$528	$646	$798
Other Boeing	74	30	23	22	74
	$1,382	$740	$551	$668	$872

Note 15–Postretirement Plans

We have various pension plans covering substantially all employees. We fund all our major pension plans through trusts. Pension assets are placed in trust solely for the benefit of the plans' participants, and are structured to maintain liquidity that is sufficient to pay benefit obligations as well as to keep pace over the long term with the growth of obligations for future benefit payments.

We also have postretirement benefits other than pensions which consist principally of healthcare coverage for eligible retirees and qualifying dependents, and to a lesser extent, life insurance to certain groups of retirees. Retiree healthcare is provided principally until age 65 for approximately half those retirees who are eligible for healthcare coverage. Certain employee groups, including employees covered by most United Auto Workers bargaining agreements, are provided lifetime healthcare coverage. We use a measurement date of September 30 for our pension and other postretirement benefit (OPB) plans.

Effective December 31, 2006, we adopted SFAS No. 158, which requires that the Consolidated Statements of Financial Position reflect the funded status of the pension and postretirement plans. The funded status of the plans is measured as the difference between the plan assets at fair value and the projected benefit obligation. We have recognized the aggregate of all overfunded plans in Other assets and the aggregate of all underfunded plans in either Accrued retiree healthcare or Accrued pension plan liability. The portion of the amount by which the actuarial present value of benefits included in the projected benefit obligation exceeds the fair value of plan assets, payable in the next 12 months, is reflected in Accounts payable and other liabilities.

At December 31, 2006, previously unrecognized differences between actual amounts and estimates based on actuarial assumptions are included in Accumulated other comprehensive loss in our Consolidated Statements of Financial Position as required by SFAS No. 158. In future reporting periods, the difference between actual amounts and estimates based on actuarial assumptions will be recognized in Other comprehensive loss in the period in which they occur.

Effective December 31, 2008, SFAS No. 158 will require us to measure plan assets and benefit obligations at fiscal year end. We currently perform this measurement at September 30 of each year. In addition, beginning in fourth quarter of 2007, this Standard will require us to eliminate the use of a three-month lag period when recognizing the impact of curtailments or settlements and instead, recognize these amounts in the period in which they occur. The provisions of SFAS No. 158 do not permit retrospective application.

The incremental effect of adopting SFAS 158 on individual line items in the Consolidated Statements of Financial Position at December 31, 2006 is shown below:

	Before Adoption of SFAS No. 158	Adjustments	After Adoption of SFAS No. 158
Deferred income taxes	$ 2,644	$ 193	$ 2,837
Total current assets	22,790	193	22,983
Prepaid pension expense	12,808	(12,808)	
Deferred income taxes	200	851	1,051
Investments	4,179	(94)	4,085
Other assets	959	1,776	2,735
Total assets	$61,876	$(10,082)	$51,794
Accounts payable and other liabilities	$15,935	$ 266	$16,201
Total current liabilities	29,435	266	29,701
Deferred taxes	4,151	(4,151)	
Accrued retiree healthcare	6,103	1,568	7,671
Accrued pension plan liability	789	346	1,135
Other long-term liabilities	260	131	391
Accumulated other comprehensive loss	25	(8,242)	(8,217)
Total liabilities & shareholders' equity	$61,876	$(10,082)	$51,794

The components of net periodic benefit cost/(income) are as follows:

	Pensions			Other Postretirement Benefits		
Year ended December 31,	2006	2005	2004	2006	2005	2004
Components of net periodic benefit cost/(income)						
Service cost	$ 908	$ 910	$ 831	$143	$ 147	$ 162
Interest cost	2,497	2,457	2,378	436	454	492
Expected return on plan assets	(3,455)	(3,515)	(3,378)	(7)	(7)	(6)
Amortization of prior service costs	188	185	180	(90)	(110)	(102)
Recognized net actuarial loss/(gain)	912	714	379	131	161	188
Settlement/curtailment loss/(gain)		552	61		(96)	
Net periodic benefit cost/(income)	$ 1,050	$ 1,303	$ 451	$613	$ 549	$ 734

Settlement and curtailment losses/(gains) are primarily due to divestitures. (See Note 9).

The following shows changes in the benefit obligation, plan assets and funded status of both pensions and OPB. Benefit obligation balances presented below reflect the projected benefit obligation (PBO) for our pension plans, and accumulated postretirement benefit obligations (APBO) for our OPB plans.

	Pensions		Other Postretirement Benefits	
At September 30,	2006	2005	2006	2005
Change in benefit obligation				
Beginning balance	$45,183	$42,781	$ 8,057	$ 8,135
Service cost	908	910	143	147
Interest cost	2,497	2,457	436	454
Plan participants' contributions	9	12		
Amendments	156	270	(101)	
Actuarial (gain)/loss	(925)	2,778	295	326
Settlement/curtailment/acquisitions/dispositions, net	85	(1,774)	1	(503)
Benefits paid	(2,331)	(2,251)	(497)	(502)
Ending balance	$45,582	$45,183	$ 8,334	$ 8,057
Change in plan assets				
Beginning balance at fair value	$43,484	$38,977	$ 82	$ 72
Actual return on plan assets	4,239	5,460	6	7
Company contribution	526	2,604	17	16
Plan participants' contributions	9	12		
Settlement/curtailment/acquisitions/dispositions, net	216	(1,393)		
Benefits paid	(2,286)	(2,208)	(16)	(13)
Exchange rate adjustment	15	32		
Ending balance at fair value	$46,203	$43,484	$ 89	$ 82
Reconciliation of funded status to net amounts recognized				
Funded status-plan assets less than projected benefit obligation	$ 621	$ (1,699)	$(8,245)	$(7,976)
Unrecognized net actuarial loss		12,989		2,333
Unrecognized prior service costs		1,368		(557)
Adjustment for fourth quarter contributions	11	10	152	141
Net amount recognized	$ 632	$12,668	$(8,093)	$(6,059)
Amounts recognized in statement of financial position at December 31, consist of:				
Prepaid benefit cost		$13,251		
Intangible asset		66		
Other assets	$ 1,806			
Accumulated other comprehensive loss to offset additional minimum liability		2,948		
Accounts payable and other liabilities	(39)	(649)	$ (422)	$ (70)
Accrued retiree health care			(7,671)	(5,989)
Accrued pension plan liability	(1,135)	(2,948)		
Net amount recognized	$ 632	$12,668	$(8,093)	$(6,059)

Amounts recognized in Accumulated other comprehensive loss at December 31, 2006 are as follows:

	Pensions	Other Postretirement Benefits
At December 31,	2006	2006
Net actuarial loss (gain)	$10,201	$2,494
Prior service cost (credit)	1,336	(568)
Total recognized in Accumulated other comprehensive loss	**$11,537**	**$1,926**

The estimated amount that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost in 2007 is as follows:

	Pensions	Other Postretirement Benefits
Year ending December 31,	2007	2007
Recognized net actuarial loss/(gain)	$762	$159
Amortization of prior service costs	197	(88)
Total	**$959**	**$ 71**

The accumulated benefit obligation (ABO) for all pension plans was $41,706 and $40,999 at September 30, 2006 and 2005. All of our major tax qualified pension plans, have plan assets that exceed ABOs at September 30, 2006. The following table shows the key information for all plans with ABO in excess of plan assets:

At September 30,	2006	2005
Projected benefit obligation	**$1,602**	$10,638
Accumulated benefit obligation	**1,342**	10,343
Fair value of plan assets	**573**	9,405

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 reduced our APBO by $156 at September 30, 2005 and $439 at September 30, 2004. These reductions/actuarial gains are amortized over the expected average future service of current employees.

Assumptions

At September 30,	2006	2005	2004	2003
Discount rate: pension and OPB	**5.90%**	5.50%	5.75%	6.00%
Expected return on plan assets	**8.25%**	8.50%	8.50%	8.75%
Rate of compensation increase	**5.50%**	5.50%	5.50%	5.50%

In 2005, we modified our method of determining the discount rate so that the discount rate for each individual pension plan is determined separately based on the duration of each plan's liabilities. Previously, we determined a single discount rate for all our postretirement benefit plans. We made the change mainly because of the divergence in the populations of our various plans due to employee transfers, layoffs and divestitures. The new method continues to include a matching of the plans' expected future benefit payments against a yield curve that's based on high quality, non-callable bonds in the Bloomberg index as of the measurement date, omitting bonds with the ten percent highest and the ten percent lowest yields. The disclosed rate is the average rate for all the plans, weighted by the projected benefit obligation. As of September 30, 2006, the weighted average was 5.9%, and the rates for individual plans ranged from 5.00% to 6.00%. As of September 30, 2005, the weighted average was 5.50%, and the rates for individual plans ranged from 5.00% to 6.00%.

The pension fund's expected return on assets assumption is derived from an extensive study conducted by our Trust Investments group and its actuaries on a periodic basis. The study includes a review of actual historical returns achieved by the pension trust and anticipated future long-term performance of individual asset classes with consideration given to the related investment strategy. While the study gives appropriate consideration to recent trust performance and historical returns, the assumption represents a long-term prospective return. The expected return on plan assets determined on each measurement date is used to calculate the net periodic benefit cost/(income) for the upcoming plan year.

At September 30,	2006	2005
Assumed healthcare cost trend rates		
Healthcare cost trend rate assumed next year	**8.00%**	9.00%
Ultimate trend rate	**5.00%**	5.00%
Year that trend reached ultimate rate	**2013**	2013

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. To determine the healthcare cost trend rates we look at a combination of information including ongoing claims cost monitoring, annual statistical analyses of claims data, reconciliation of forecast claims against actual claims, review of trend assumptions of other plan sponsors and national health trends, and adjustments for plan design changes, workforce changes, and changes in plan participant behavior. A one-percentage-point change in assumed healthcare cost trend rates would have the following effect:

	Increase	Decrease
Effect on postretirement benefit obligation	$683	$(653)
Effect on total of service and interest cost	58	(50)

Plan Assets

Pension assets totaled $46,203 and $43,484 at September 30, 2006 and 2005. In late 2006, the pension asset strategy was modified, with a goal to reduce volatility relative to pension liabilities, achieve a competitive investment return, achieve diversification between and within various asset classes, and manage other risks. In order to reduce the volatility between the value of pension assets and liabilities, the company is increasing its allocation to fixed income securities and increasing the duration of its fixed income holdings. The company will additionally address return and diversification objectives by increasing its allocation to alternative investments, such as private equity, real estate, real assets, and hedge funds. Key risk management areas which we address through this modified strategy include funded status risk, interest rate risk, market risk, operational risk, and liquidity.

Actual investment allocations vary from target allocations due to periodic investment strategy changes and the length of time it takes to complete investments in asset classes such as private equity, real estate, and other investments. Additionally, actual and target allocations vary due to the timing of benefit payments or contributions made on or near the measurement date, September 30.

Pension investment managers are retained with a specific investment role and corresponding investment guidelines. Investment managers have the ability to purchase securities on behalf of the pension fund and invest in derivatives, such as equity or bond futures, swaps, options, or currency forwards. Derivatives generally are used to achieve the desired market exposure of a security or an index, to transfer value-added performance between asset classes, achieve the desired currency exposure, adjust portfolio duration, or rebalance the total portfolio to the target asset allocation.

The actual allocations for the pension assets at September 30, 2006 and 2005, and target allocations by asset category, are as follows:

	Percentage of Plan Assets at September 30,		Target Allocations	
Asset Category	2006	2005	2006	2005
Equity	55%	61%	28%	50%
Debt	37	31	45	31
Private equity	3	3	6	6
Real estate	3	3	7	6
Other	2	2	14	7
	100%	100%	100%	100%

Equity includes domestic and international equity securities, such as common, preferred or other capital stock, as well as equity futures, currency forwards and residual cash allocated to the equity managers. Equity includes our common stock in the amounts of $1,260 (2.8% of plan assets) and $1,494 (3.4% of plan assets) at September 30, 2006 and 2005. A currency management strategy was implemented during 2006 which uses currency forwards and options. Equity and currency management derivatives based on net notional amounts totaled 6.6% and 2.3% of plan assets at September 30, 2006 and 2005.

Debt includes domestic and international debt securities, such as U.S. Treasury securities, U.S. Government agency securities, corporate bonds and commercial paper; cash equivalents; investments in bond derivatives such as bond futures, options, swaps and currency forwards; and redeemable preferred stock and convertible debt. Bond derivatives based on net notional amounts totaled 7.0% and 3.9% of plan assets at September 30, 2006 and 2005. Additionally, Debt includes "To-Be-Announced" mortgage-backed securities (TBA), which are contracts to buy or sell mortgage-backed securities to be delivered at a future agreed upon date, and "Treasury Forwards", which similarly have delayed, future settlement dates. Debt included $1,770 and $1,549 related to TBA securities and Treasury Forwards at September 30, 2006 and 2005.

Private equity represents private market investments which are generally limited partnerships. Real estate includes investments in private and public real estate. The Other category includes alternative investments such as real assets, global tactical asset allocation strategies, and hedge funds.

We held $89 and $82 in trust fund assets for OPB plans at September 30, 2006 and 2005. Most of these funds are invested in a balanced index fund which is comprised of approximately 60% equities and 40% debt securities. The expected rate of return on these assets does not have a material effect on the net periodic benefit cost.

Cash Flows

Contributions Required pension contributions under Employee Retirement Income Security Act (ERISA) regulations are not expected to be material in 2007. In February 2007, we made a discretionary contribution to our plans of $509 (pre-tax). We will evaluate additional contributions later in the year. We expect to contribute approximately $17 to our OPB plans in 2007.

Estimated Future Benefit Payments The table below reflects the total pension benefits expected to be paid from the plans or from our assets, including both our share of the benefit cost and the participants' share of the cost, which is funded by participant contributions. OPB payments reflect our portion only.

	Pensions	Other Postretirement Benefits
2007	$ 2,469	$ 542
2008	2,548	567
2009	2,626	593
2010	2,718	622
2011	2,792	649
2012-2016	15,696	3,466

Termination Provisions

Certain of the pension plans provide that, in the event there is a change in control of the Company which is not approved by the Board of Directors and the plans are terminated within five years thereafter, the assets in the plan first will be used to provide the level of retirement benefits required by ERISA, and then any surplus will be used to fund a trust to continue present and future payments under the postretirement medical and life insurance benefits in our group insurance benefit programs.

We have an agreement with the U.S. Government with respect to certain pension plans. Under the agreement, should we terminate any of the plans under conditions in which the plan's assets exceed that plan's obligations, the U.S. Government will be entitled to a fair allocation of any of the plan's assets based on plan contributions that were reimbursed under U.S. Government contracts.

401(k)

We provide certain defined contribution plans to all eligible employees. The principal plans are the Company-sponsored 401(k) plans. The expense for these defined contribution plans was $514, $483 and $468 in 2006, 2005 and 2004, respectively.

Note 16 – Share-Based Compensation and Other Compensation Arrangements

Share-Based Compensation

On April 28, 2003, the shareholders approved The Boeing Company 2003 Incentive Stock Plan (2003 Plan). The 2003 Plan permits awards of incentive stock options, nonqualified stock options, restricted stock, stock units, Performance Shares, performance units and other incentives to our employees, officers, consultants and independent contractors. The aggregate number of shares of our stock available for issuance under the 2003 Plan will not exceed 60,000,000. Under the terms of the 2003 Plan, no more than an aggregate of 6,000,000 shares are available for issuance as restricted stock awards.

Our 1997 Incentive Stock Plan (1997 Plan) permits the grant of stock options, stock appreciation rights (SARs) and restricted stock awards (denominated in stock or stock units) to employees and contract employees. Under the terms of the plan, 64,000,000 shares are authorized for issuance upon exercise of options, as payment of SARs and as restricted stock awards, of which no more than an aggregate of 6,000,000 shares are available for issuance as restricted stock awards. This authorization for issuance under the 1997 Plan will terminate on April 30, 2007.

Shares issued as a result of stock option exercise or conversion of stock unit awards will be funded out of treasury shares except to the extent there are insufficient treasury shares in which case new shares will be issued. We believe we currently have adequate treasury shares to meet any requirements to issue shares during 2007.

Share-based plans expense is primarily included in general and administrative expense since it is incentive compensation issued primarily to our executives. The share-based plans expense and related income tax benefit follow:

	2006	2005	2004
Performance Shares	**$473**	$ 723	$449
Stock options, other	**173**	234	132
ShareValue Trust	**97**	79	74
Share-based plans expense	**$743**	$1,036	$655
Income tax benefit	**$291**	$ 322	$238

Adoption of SFAS No. 123R

We early adopted the provisions of SFAS No. 123R as of January 1, 2005 using the modified prospective method. Upon adoption of SFAS No. 123R, we recorded an increase in net earnings of $21, net of taxes of $12, as a cumulative effect of accounting change due to SFAS No. 123R's requirement to apply an estimated forfeiture rate to unvested awards. Previously, we expensed forfeitures as incurred. SFAS No. 123R also resulted in changes in our methods of measuring and amortizing compensation cost of our Performance Shares.

For Performance Shares granted prior to 2005, share-based expense was measured based on the market price of our stock on the award date and was generally amortized over a five-year period. For Performance Shares granted in 2005, the fair value of each award was measured on the date of grant using a Monte Carlo simulation model. The Monte Carlo model also computed an expected term for each Performance Share. We changed our valuation method based on further clarification provided in SFAS No. 123R and the fact that our Performance Shares contain a market condition, which should be reflected in the grant date fair value of an award. The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying each market condition stipulated in the award grant.

Additionally, prior to the adoption of SFAS No. 123R, we amortized compensation cost for share-based awards over the stated vesting period for retirement eligible employees and, if an employee retired before the end of the vesting period, we recognized any remaining unrecognized compensation cost at the date of retirement. As a result of adopting SFAS No. 123R, for all share-based awards granted after January 1, 2005, we recognize compensation cost for retirement eligible employees over the greater of one year from the date of grant or the period from the date of grant to the employee's retirement eligibility date (non-substantive vesting approach). Had we also applied the non-substantive vesting approach to awards granted prior to 2005, compensation expense would have been $50 and $96 lower and $59 higher for the years ended December 31, 2006, 2005 and 2004.

Performance Shares

Performance Shares are stock units that are convertible to com-mon stock, on a one-to-one basis, contingent upon stock price performance. If, at any time up to five years after award, the stock price reaches and maintains for twenty consecutive days a price equal to stated price growth targets, a stated percentage (up to 125%) of the Performance Shares awarded are vested and convertible to common stock. The following table shows the cumulative vesting percentages based on the cumulative growth rate of the stock above the stock price at the grant date for performance shares awarded in 2002:

Cumulative Growth	61.0%	68.5%	76.2%	84.2%	92.5%	101.1%
Cumulative Vesting	25%	40%	55%	75%	100%	125%

Cumulative stock price growth targets and vesting percentages for 2003, 2004 and 2005 awards follow:

Cumulative Growth	40%	50%	60%	70%	80%	90%	100%	110%	120%	125%
Cumulative Vesting	15%	30%	45%	60%	75%	90%	100%	110%	120%	125%

Performance Shares not converted to common stock expire five years after the date of the award. Awards may vest based on total shareholder return as follows:

- For 2002 awards, up to 100% of the award may vest if our total shareholder return (stock price appreciation plus dividends) during the five-year period exceeds the average total shareholder return of the S&P 500 over the same period.
- For 2003 and 2004 awards, up to 125% of the award may vest based on an award formula using the total shareholder return performance relative to the S&P 500.
- For 2005 award, up to 125% of the award may vest based on an award formula using the total shareholder return performance relative to the S&P 100 and the five-year Treasury Bill rate.

In the event a participant's employment terminates due to retirement, layoff, disability, or death, the participant (or beneficiary) continues to participate in Performance Shares awards that have been outstanding for at least one year. In all other cases, participants forfeit unvested awards if their employment terminates.

The following tables summarize information about Performance Shares activity:

	December 31, 2006
(Shares in thousands)	Shares
Number of Performance Shares:	
Outstanding at beginning of year	24,859
Granted	
Transferred	
Dividend	172
Converted or deferred	(14,925)
Forfeited	(593)
Canceled or expired	(5,493)
Outstanding at end of year	4,020
Outstanding at end of year not contingent on future employment	1,578

The following table provides additional information regarding potentially convertible and converted or deferred Performance Shares.

(Shares in thousands)

Grant Date	2/25/2002	2/24/2003	2/23/2004	2/28/2005
Expiration Date	2/25/2007	2/24/2008	2/23/2009	2/28/2010
Weighted Average Grant Date Fair Value	$44.94	$30.27	$43.53	$33.05
Cumulative Vested at December 31, 2006	100%	125%	100%	45%
Shares Convertible at December 31, 2006				**4,020**
Shares Convertible at December 31, 2005	5,625		5,991	7,347
Shares Converted or Deferred During 2006	**5,642**		**6,003**	**3,280**
Shares Converted or Deferred During 2005		5,688	4,855	
Total Market Value of Converted or Deferred Share 2006	**$461**		**$496**	**$276**
Total Market Value of Converted or Deferred Share 2005		$351	$322	

The above tables do not include the maximum number of shares contingently issuable under the Plans. Additional shares of 5,825,998 could be transferred in and converted or deferred if Performance Share vestings exceed 100%. Additionally, future deferred vestings that are eligible for the 25% matching contribution could result in the issuance of an additional 1,809,888 shares.

For years ended December 31, 2006, 2005 and 2004, we recorded $120, $124 and $57, respectively, of additional compensation expense to accelerate the amortization of compensation cost for those Performance Shares converted to common stock or deferred as stock or cash at the employees' election.

As discussed above, Performance Shares granted in 2005 were measured on the date of grant using a Monte Carlo model. Additionally, we began to remeasure certain Performance Shares that have a cash settlement feature as liability awards beginning September 30, 2005. Liability awards vesting and transferred into deferred compensation plans totaled $98 and $9 for the years ended December 31, 2006 and 2005. The key assumptions used for valuing Performance Shares in 2006 and 2005 follow:

Grant Year	Measurement Date	Weighted Average Expected Volatility	Expected Dividend Yield	Risk Free Interest Rate	Stock Beta
2006 valuation assumptions					
2002–2005	12/31/2006	21.5%	1.5%	4.62-4.83%	1.12
2005 valuation assumptions					
2001–2005	12/31/2005	23.0%	1.6%	4.38-4.43%	0.98
2005	2/28/2005	27.8%	1.9%	4.00%	1.03

Weighted average expected volatility is based on recent volatility levels implied by actively traded option contracts on our common stock and the historical volatility levels on our common stock. Expected dividend yield is based on historical dividend payments. Risk free interest rate reflects the yield on the zero coupon U.S. Treasury based on the Performance Shares' remaining contractual term. Stock beta is a measure of how our stock price moves relative to the market as a whole. The fair value of the 2005 Performance Shares is amortized over the expected term of each award. The expected term of 1 to 4 years for each award granted is derived from the output of the valuation model and represents the median time required to satisfy the conditions of the award, adjusted for the effect of retiree eligible participants. Each price growth target has a different expected term, resulting in the range of values provided.

At December 31, 2006, there was $134 of unrecognized compensation cost related to the Performance Share plan which is expected to be recognized over a weighted average period of 1.3 years. In connection with Performance Shares that have not met the market conditions, we reclassified $288 from Additional paid-in capital to Other liabilities and recognized a cumulative adjustment to General and administrative expense of $88 during 2005. Additionally, effective December 31, 2005, we modified our deferred stock compensation plan to require all Performance Shares that were unvested and deferred as stock units to be settled in stock. We also gave participants in our deferred stock compensation plan a one-time opportunity to cancel their deferral election for unvested Performance Shares or to change their deferral election for unvested Performance Shares to a deferred interest account. As a result, we reclassified $213 from Other liabilities to Additional paid-in capital at December 31, 2005, for unvested Performance Shares deferred as stock units and for unvested Performance Shares no longer being deferred. These modifications resulted in no incremental compensation cost. For participants who had deferred unvested Performance Shares in stock units and cancelled or changed their deferral election effective December 31, 2005, we reversed $13 of previously recorded compensation expense related to the 25% matching contribution which was forfeited. 268 employees were affected by the modification.

Stock Options

Options have been granted with an exercise price equal to the fair market value of our stock on the date of grant and expire ten years after the date of grant. For stock options issued prior to 2006, vesting is generally over a five-year service period with portions of a grant becoming exercisable at one year, three years and five years after the date of grant. In the event an employee has a termination of employment due to retirement, layoff, disability or death, the employee (or beneficiary) immediately vests in grants that have been outstanding for at least one year.

On February 27, 2006 we granted to our executives 6,361,100 options with an exercise price equal to the fair market value of our stock on the date of grant. The stock options vest over a period of three years, with 34% vesting after the first year, 33%

vesting after the second year and the remaining 33% vesting after the third year. The options expire ten years after the date of grant. If an executive terminates for any reason, the non-vested portion of the stock option will not vest and all rights to the non-vested portion will terminate completely.

The following table summarizes the activity of stock options issued to directors, officers and other employees:

			December 31, 2006	
(Shares in thousands)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Number of shares under option:				
Outstanding at beginning of year	16,358	$45.40		
Granted	6,408	74.55		
Exercised	(6,543)	46.58		
Forfeited	(697)	67.64		
Expired	(44)	48.70		
Outstanding at end of year	15,482	56.22	5.87	$505
Exercisable at end of year	8,428	$46.58	3.48	$356

The total intrinsic value of options exercised was $216, $170 and $44 during the years ended December 31, 2006, 2005 and 2004, respectively. Cash received from options exercised for the years ended December 31, 2006, 2005 and 2004 was $294, $348 and $98 with a related tax benefit of $52, $59 and $13, respectively, derived from the compensation deductions resulting from these option exercises. Stock options granted during 2005 and 2004 were not material. At December 31, 2006, there was $97 of total unrecognized compensation cost related to the Stock Option plan which is expected to be recognized over a weighted average period of 2.1 years. The total fair value of stock options vested during the year ended December 31, 2006 was $8.

The fair value of stock-based compensation awards granted prior to 2006 were estimated using a binomial option-pricing model and the 2006 awards granted were estimated using the Black-Scholes option-pricing model with the following assumptions:

Grant Year	Grant Date	Expected Life	Expected Volatility	Dividend Yield	Risk Free Interest Rate	Weighted Average Grant Date Fair Value
2006	2/27/06	6 years	29.5%	1.8%	4.64%	$23.00
2005	8/23/05	9 years	29%	1.5%	4.2%	25.01
2004	12/17/04	9 years	31%	1.1%	4.2%	18.60

For the stock option grants issued in 2006 the expected volatility is based on a combination of our historical stock volatility and the volatility levels implied on the grant date by actively traded option contracts on our common stock. We determined the expected term of the 2006 stock option grants to be 6 years, calculated in accordance with the SEC Staff Accounting Bulletin (SAB) 107 using the "simplified" method.

Other Stock Unit Awards

The total number of other stock unit awards that are convertible either to common stock or cash equivalents and are not contingent upon stock price were 1,871,559, 2,037,438 and 2,019,250 at December 31, 2006, 2005 and 2004, respectively.

Liability award payments relating to Boeing Stock Units totaled $57, $32 and $24 for the years ended December 31, 2006, 2005 and 2004, respectively.

ShareValue Trust

The ShareValue Trust, established effective July 1, 1996, is a 14-year irrevocable trust that holds our common stock, receives dividends and distributes to employees the appreciation in value above a 3% per annum threshold rate of return at the end of each period. The total compensation expense to be recognized over the life of the trust was determined using a binomial option-pricing model and was not affected by adoption of SFAS No.123R.

The Trust was split between two funds, "fund 1" and "fund 2", upon its initial funding. Each fund consists of investment periods which result in overlapping periods as follows:

Period 1 (fund 1): July 1, 1996 to June 30, 1998
Period 2 (fund 2): July 1, 1996 to June 30, 2000
Period 3 (fund 1): July 1, 1998 to June 30, 2002
Period 4 (fund 2): July 1, 2000 to June 30, 2004
Period 5 (fund 1): July 1, 2002 to June 30, 2006
Period 6 (fund 2): July 1, 2004 to June 30, 2008
Period 7 (fund 1): July 1, 2006 to June 30, 2010

An initial investment value is established for each investment period based on the lesser of either (1) fair market value of the fund or (2) the prior ending balance of that fund. This amount is then compounded by the 3% per annum to determine the threshold amount that must be met for that investment period. At the end of the investment period, the value of the investment in excess of the threshold amount will result in a distribution to participants. A distribution is proportionally distributed in the ratio each participant's number of months of participation which relates to the total number of months earned by all participants in the investment period. At December 31, 2006, the Trust held 30,903,026 shares of our common stock in the two funds.

Based on the average stock price of $82.285 as of June 30, 2006, the market value of fund 1 exceeded the threshold of $1,004 by $758. This excess was paid in Boeing common stock, except for partial shares and distributions to non-U.S. employees and beneficiaries of deceased participants, which were paid in cash. After employee withholding taxes of $265, which were recorded as a liability in the second quarter of 2006 and were paid in the third quarter of 2006, 5.6 million shares of common stock were distributed to participants during the third quarter of 2006. These distributions were recorded as a deduction to Additional paid-in capital. In addition, related employer payroll taxes of $59 were expensed in the second quarter of 2006.

If on June 30, 2008, the market value of fund 2 exceeds $1,028, the amount in excess of the threshold will be distributed to employees in shares of common stock. Similarly, if on June 30, 2010, the market value of fund 1 exceeds $1,130, the amount in excess of the threshold will be distributed to employees in shares of common stock. As of December 31, 2006 the market values of Fund 1 and 2 were $1,094 and $1,659.

The ShareValue Trust is accounted for as a contra-equity account and stated at market value. Market value adjustments are offset to additional paid-in capital. At December 31, 2006, there was $252 of total unrecognized compensation cost related to the ShareValue Trust which is expected to be recognized over a period of 3.5 years.

Other Compensation Arrangements

Performance Awards During the first quarter of 2006, we granted Performance Awards to our executives. Performance Awards are cash units that payout based on the achievement of long-term financial goals at the end of a three-year period. Each unit has an initial value of $100 dollars. The amount payable at the end of the three-year performance period may be anywhere from zero to $200 dollars per unit, depending on the Company's performance against plan for the three years ended December 31, 2008. The Compensation Committee has the discretion to pay these awards in cash, stock, or a combination of both after the three-year performance period.

The 2009 payout assuming target performance would be approximately $132. The minimum amount is zero and the maximum amount we could be required to payout for the Performance Awards is $263. Compensation expense, based on the estimated performance payout, is recognized ratably over the performance period.

Deferred Stock Compensation The Company has a deferred compensation plan which permits executives to defer receipt of a portion of their salary, bonus, and certain other incentive awards. Prior to May 1, 2006, employees who participated in the deferred compensation plan could choose to defer in either an interest earning account or a Boeing stock unit account. Effective May 1, 2006, participants can diversify deferred compensation among 19 investment funds including the interest earning account and the Boeing stock unit account.

Total expense related to deferred stock compensation was $210, $149, and $26 in 2006, 2005, and 2004, respectively. Additionally, for employees who elected to defer their compensation in stock units prior to January 1, 2006, the Company matched 25% of the deferral with additional stock units. Upon retirement, the 25% match is settled in cash or stock; however, effective January 1, 2006 all matching contributions are settled in stock. As a result, we reclassified $102 from Other liabilities to Additional paid-in capital at December 31, 2005 related to the 25% matching contribution. This modification resulted in no incremental compensation. As of December 31, 2006 and 2005, the deferred compensation liability which is being marked to market was $1,505 and $1,348.

Note 17 – Shareholders' Equity

The Company's 2005 stock repurchase program was terminated by resolution of our Board of Directors on August 28, 2006 and replaced with a program approving the repurchase of $3 billion of additional common stock (the "2006 program"). Unless terminated earlier by resolution of our Board of Directors, the 2006 Program will expire when we have used all funds authorized for repurchase. At December 31, 2006, $2,374 in shares may still be purchased under the program.

As of December 31, 2006 and 2005, there were 1,200,000,000 common shares authorized. 20,000,000 shares of authorized preferred stock remain unissued.

Changes in Share Balances

The following table shows changes in each class of shares:

	Common Stock	Treasury Stock	ShareValue Trust
Balance January 1, 2004	1,011,870,159	170,388,053	41,203,694
Issued		(5,410,678)	
Acquired		14,708,856	645,866
Payout			(2,867,355)
Balance December 31, 2004	1,011,870,159	179,686,231	38,982,205
Issued	391,000	(12,812,111)	
Acquired		45,217,300	611,258
Payout			
Balance December 31, 2005	1,012,261,159	212,091,420	39,593,463
Issued		(13,502,823)	
Acquired		24,933,579	524,563
Payout			(9,215,000)
Balance December 31, 2006	**1,012,261,159**	**223,522,176**	**30,903,026**

Accumulated Other Comprehensive Loss

The components of Accumulated other comprehensive loss were as follows:

	December 31, 2006	December 31, 2005
Foreign currency translation adjustments	**$ 157**	$ 84
Unrealized gains/(losses) on certain investments, net of reclassification adjustments	**(3)**	(14)
Unrealized gains/(losses) on derivative instruments, net of reclassification adjustments	**18**	32
Minimum pension liability adjustments		(1,880)
Pension and postretirement adjustments	**(8,389)**	
Accumulated other comprehensive loss	**$(8,217)**	$(1,778)

Note 18 – Derivative Financial Instruments

Cash Flow Hedges

Our cash flow hedges include certain interest rate swaps, cross currency swaps, foreign currency forward contracts, foreign currency option contracts and commodity purchase contracts. Interest rate swap contracts under which we agree to pay fixed rates of interest are designated as cash flow hedges of variable-rate debt obligations. We use foreign currency forward contracts to manage currency risk associated with certain forecasted transactions, specifically sales and purchase commitments made in foreign currencies. Our foreign currency forward contracts hedge forecasted transactions principally occurring within five years in the future, with certain contracts hedging transactions up to 2021. We use commodity derivatives, such as fixed-price purchase commitments, to hedge against potentially unfavorable price changes for items used in production. These include commitments to purchase electricity at fixed prices through 2009.

For the years ended December 31, 2006, 2005, and 2004, gains/(losses) of $24, $3, and ($16), respectively, (net of tax) were reclassified to cost of products and services from Accumulated other comprehensive loss. In 2006, additional gains of $12 were reclassified from Accumulated other comprehensive loss to Other income, net, as a result of discontinuance of cash flow hedge designation based on the probability that the original forecasted transactions will not occur by the end of the originally specified time period. Such reclassifications were not significant for the years ended December 31, 2005 and 2004. Ineffectiveness for cash flow hedges was insignificant for the years ended December 31, 2006, 2005 and 2004.

At December 31, 2006 and 2005, net gains of $18 and $32 (net of tax) were recorded in Accumulated other comprehensive loss associated with our cash flow hedging transactions. Based on our current portfolio of cash flow hedges, we expect to reclassify to cost of products and services a gain of $21 (net of tax) during 2007.

Fair Value Hedges

Interest rate swaps under which we agree to pay variable rates of interest are designated as fair value hedges of fixed-rate debt. The net change in fair value of the derivatives and the hedged items is reported in Interest and debt expense. Ineffectiveness related to the interest rate swaps was insignificant for the years ended December 31, 2006, 2005 and 2004.

For the years ended December 31, 2006, 2005 and 2004, $8, $12, and $24 of gains related to the basis adjustment of certain terminated interest rate swaps and forward-starting interest rate swaps were amortized to earnings.

Derivative Financial Instruments Not Receiving Hedge Accounting Treatment

We also hold certain non-hedging instruments such as interest exchange agreements, interest rate swaps, warrants, and foreign currency forward contracts. The changes in fair value of these instruments are recorded in Other income, net. For the years ended December 31, 2006, 2005 and 2004, these non-hedging instruments resulted in net (loss)/gains of ($6), $11, and $19, respectively.

Note 19 – Arrangements with Off-Balance Sheet Risk

We enter into arrangements with off-balance sheet risk in the normal course of business, as discussed below. These arrangements are primarily in the form of guarantees, product warranties, and variable interest entities (VIEs).

Third-Party Guarantees

The following tables provide quantitative data regarding our third-party guarantees. The maximum potential payments represent a "worst-case scenario," and do not necessarily reflect our expected results. Estimated proceeds from collateral and recourse represent the anticipated values of assets we could liquidate or receive from other parties to offset our payments under guarantees. The carrying amount of liabilities recorded on the Consolidated Statements of Financial Position reflects our best estimate of future payments we may incur as part of fulfilling our guarantee obligations.

As of December 31, 2006	Maximum Potential Payments	Estimated Proceeds from Collateral/ Recourse	Carrying Amount of Liabilities*
Contingent repurchase commitments	$4,164	$4,155	$ 7
Indemnifications to ULA	1,664		7
Residual value guarantees	252	215	15
Credit guarantees related to the Sea Launch venture	471	283	188
Other credit guarantees	31	17	
Performance guarantees	47	20	

*Amounts included in Accounts payable and other liabilities

As of December 31, 2005	Maximum Potential Payments	Estimated Proceeds from Collateral/ Recourse	Carrying Amount of Liabilities*
Contingent repurchase commitments	$4,067	$4,059	
Residual value guarantees	352	288	$ 15
Credit guarantees related to the Sea Launch venture	490	294	196
Other credit guarantees	41	13	8
Performance guarantees	48	21	1

*Amounts included in Accounts payable and other liabilities

Contingent Repurchase Commitments In conjunction with signing a definitive agreement for the sale of new aircraft (Sale Aircraft), we have entered into contingent repurchase commitments with certain customers. Under such commitments, we agree to repurchase the Sale Aircraft at a specified price, generally ten years after delivery of the Sale Aircraft. Our repurchase of the Sale Aircraft is contingent upon a future, mutually acceptable agreement for the sale of additional new aircraft.

Indemnifications to ULA We agreed to indemnify ULA against potential losses that ULA may incur from certain contracts contributed by us. In the event ULA is unable to obtain certain additional contract pricing to which we believe ULA is entitled, we will be responsible for any shortfall and may record up to $322 in pre-tax losses. We recorded a liability of $7 as our best estimate of the fair value of this indemnification. The term of the indemnification is indefinite.

We entered into an inventory supply agreement with ULA for the sale of $1,860 of Delta program inventories which were not contributed to the joint venture. The term of the inventory supply agreement extends to March 31, 2021. We have agreed to indemnify ULA in the event that these inventories are not recoverable from existing and future orders. We also agreed to indemnify ULA against potential losses that ULA may incur relating to the recoverability of $1,375 of inventories included in the contributed assets. The term of the inventory indemnification extends to December 31, 2020. Although we believe that the $1,375 of contributed inventories and the additional $1,860 of Boeing Delta inventories to be sold to ULA will be recoverable based on our assessment of the mission manifest, losses could occur if the manifest is reduced and the inventories are not recovered by ULA.

Residual Value Guarantees We have issued various residual value guarantees principally to facilitate the sale of certain commercial aircraft. Under these guarantees, we are obligated to make payments to the guaranteed party if the related aircraft or equipment fair values fall below a specified amount at a future time. These obligations are collateralized principally by commercial aircraft and expire in 2 to 12 years.

Credit Guarantees Related to the Sea Launch Venture We have issued credit guarantees to creditors of the Sea Launch venture, of which we are a 40% partner, to assist the venture in obtaining financing. Under these credit guarantees, we are obligated to make payments to a guaranteed party in the event that Sea Launch does not make its loan payments. We have substantive guarantees from the other venture partners, who are obligated to reimburse us for their share (in proportion to their Sea Launch ownership percentages) of any guarantee payment we may make related to the Sea Launch obligations. These guarantees expire within the next 9 years.

Other Credit Guarantees We have issued credit guarantees, principally, to facilitate the sale of commercial aircraft. Under these arrangements, we are obligated to make payments to a guaranteed party in the event that lease or loan payments are not made by the original debtor or lessee. A substantial portion of these guarantees has been extended on behalf of original debtors or lessees with less than investment-grade credit. Our commercial aircraft credit-related guarantees are collateralized by the underlying commercial aircraft. Current outstanding credit guarantees expire within the next 9 years.

Performance Guarantees We have outstanding performance guarantees issued in conjunction with joint venture investments. Pursuant to these guarantees, we would be required to make payments in the event a third-party fails to perform specified services. We have guarantees from the other venture partners, who are obligated to reimburse us for a portion of any guarantee payments we may make related to the performance guarantee. Current performance guarantees expire within the next 11 years.

Other Indemnifications In conjunction with our sales of the EDD and Rocketdyne businesses and the sale of our Commercial Airplanes facilities in Wichita, Kansas and Tulsa and McAlester, Oklahoma in 2005, we provided indemnifications to the buyers relating to pre-closing environmental contamination and certain other items. The terms of the indemnifications are indefinite. As it is impossible to assess whether there will be damages in the future or the amounts thereof, we cannot estimate the maximum potential amount of future payments under these guarantees. Therefore, no liability has been recorded.

Product Warranties

We provide product warranties in conjunction with certain product sales. The majority of our warranties are issued by our Commercial Airplanes segment. Generally, aircraft sales are accompanied by a three- to four-year standard warranty for systems, accessories, equipment, parts and software manufactured by us or manufactured to certain standards under our authorization. These items are included in the programs' estimate at completion (EAC). Additionally, on occasion we have made commitments beyond the standard warranty obligation to correct fleet wide major warranty issues of a particular model. These costs are expensed as incurred. These warranties cover factors such as non-conformance to specifications and defects in material and design. Warranties issued by our IDS segments principally relate to sales of military aircraft and weapons hardware. These sales are generally accompanied by a six- to twelve-month warranty period and cover systems, accessories, equipment, parts and software manufactured by us to certain contractual specifications. These warranties cover factors such as non-conformance to specifications and defects in material and workmanship.

Estimated costs related to standard warranties are recorded in the period in which the related product sales occur. The warranty liability recorded at each balance sheet date reflects the estimated number of months of warranty coverage outstanding for products delivered times the average of historical monthly warranty payments, as well as additional amounts for certain major warranty issues that exceed a normal claims level.

The following table summarizes product warranty activity recorded during 2006 and 2005:

	Product Warranty Liabilities*
Beginning balance – January 1, 2005	$ 781
Additions for new warranties	119
Reductions for payments made	(146)
Changes in estimates	27
Ending balance – December 31, 2005	781
Additions for new warranties	171
Reductions for payments made	(206)
Changes in estimates	15
Ending balance – December 31, 2006	**$ 761**

*Amounts included in Accounts payable and other liabilities.

Material Variable Interests in Unconsolidated Entities

Our investments in EETCs and other VIEs are included within the scope of Revised Interpretation No. 46 (FIN 46(R)), *Consolidation of Variable Interest Entities*. We have certain investments in EETCs which were acquired between 1999 and 2005. EETCs are trusts that passively hold investments in aircraft or pools of aircraft. The EETCs provide investors with collateral position in the related assets and tranched rights to cash flows from a financial instrument. Our investments in EETCs do not require consolidation under FIN 46(R). At December 31, 2006 our maximum exposure to economic loss from our EETCs is $152. At December 31, 2006, the EETC investments had total assets of $559 and total debt of $407. This debt is non-recourse to us. During 2006, we recorded income of $9 and received cash of $18 related to these investments.

Industrial Revenue Bonds

Industrial Revenue Bonds (IRBs) issued by the City of Wichita are used to finance the purchase and/or construction of real and personal property at our Wichita site. Tax benefits associated with IRBs include a ten-year property tax abatement and a sales tax exemption from the Kansas Department of Revenue. We record the property on our Consolidated Statements of Financial Position, along with a capital lease obligation to repay the proceeds of the IRB. We have also purchased the IRBs and, therefore, are the bondholder as well as the borrower/lessee of the property purchased with the IRB proceeds.

We have a similar arrangement with the Development Authority of Fulton County, Georgia where we are both borrower and bondholder. Tax benefits associated with these IRBs are the provision of a ten-year partial property tax abatement.

The capital lease obligation and IRB asset are recorded net in the Consolidated Statements of Financial Position pursuant to FIN 39, *Offsetting of Amounts Related to Certain Contracts*. As of December 31, 2006 and 2005, the assets and liabilities associated with the City of Wichita IRBs were $1,419 and $1,416, and the amounts associated with the Fulton County IRBs were $16 and $17.

Note 20 – Significant Group Concentrations of Risk

Credit Risk

Financial instruments involving potential credit risk are predominantly with commercial aircraft customers and the U.S. Government. Of the $14,175 in Accounts receivable and Customer financing included in the Consolidated Statements of Financial Position as of December 31, 2006, $8,562 related to commercial aircraft customers ($358 of Accounts receivable and $8,204 of Customer financing) and $2,832 related to the U.S. Government. Of the $8,204 of aircraft customer financing, $7,712 related to customers we believe have less than investment-grade credit. AirTran Airways, AMR, United Airlines and Midwest Airlines Inc. were associated with 19%, 14%, 9% and 8%, respectively, of our aircraft financing portfolio. Financing for aircraft is collateralized by security in the related asset. As of December 31, 2006, there was $10,164 of financing commitments related to aircraft on order including options described in Note 23, of which $8,356 related to customers we believe have less than investment-grade credit.

Other Risk

As of December 31, 2006, approximately 37% of our employees were represented by collective bargaining agreements and approximately 4% of our employees were represented by agreements expiring during 2007.

Note 21 – Disclosures About Fair Value of Financial Instruments

The estimated fair value of our Investments and Notes receivable balances at December 31, 2006 and 2005 approximate their carrying value.

As of December 31, 2006, the carrying amounts of Accounts receivable and Accounts payable were $5,285 and $5,643, and the related fair values, based on current market rates for loans of the same risk and maturities, were estimated at $4,876 and $5,356. The estimated fair values of our Accounts receivable and Accounts payable balances at December 31, 2005 approximate their carrying value. The estimated fair value of our Other liabilities balance at December 31, 2006 and 2005 approximates its carrying value.

As of December 31, 2006 and 2005, the carrying amount of debt, net of capital leases, was $9,395 and $10,516 and the fair value of debt, based on current market rates for debt of the same risk and maturities, was estimated at $10,297 and $11,643. Our debt is generally not callable until maturity.

With regard to financial instruments with off-balance sheet risk, it is not practicable to estimate the fair value of future financing commitments because there is not a market for such future commitments. Residual value and credit guarantees are estimated to have a fair value of $113 and $148 at December 31, 2006 and 2005. Contingent repurchase commitments are estimated to have a fair value of $91 and $80 at December 31, 2006 and 2005.

Note 22 – Legal Proceedings

Various legal proceedings, claims and investigations related to products, contracts and other matters are pending against us. Many potentially significant legal proceedings are related to matters covered by our insurance. Potential material contingencies are discussed below.

We are subject to various U.S. Government investigations, from which civil, criminal or administrative proceedings could result or have resulted. Such proceedings involve, or could involve claims by the Government for fines, penalties, compensatory and treble damages, restitution and/or forfeitures. Under government regulations, a company, or one or more of its operating divisions or subdivisions, can also be suspended or debarred from government contracts, or lose its export privileges, based on the results of investigations. We believe, based upon current information, that the outcome of any such government disputes and investigations will not have a material adverse effect on our financial position, except as set forth below.

A-12 Litigation

In 1991, the U.S. Navy notified McDonnell Douglas Corporation (now one of our subsidiaries) and General Dynamics Corporation (together, the Team) that it was terminating for default the Team's contract for development and initial production of the A-12 aircraft. The Team filed a legal action to contest the Navy's default termination, to assert its rights to convert the termination to one for "the convenience of the Government," and to obtain payment for work done and costs incurred on the A-12 contract but not paid to date. As of December 31, 2006, inventories included approximately $584 of recorded costs on the A-12 contract, against which we have established a loss provision of $350. The amount of the provision, which was established in 1990, was based on McDonnell Douglas Corporation's belief, supported by an opinion of outside counsel, that the termination for default would be converted to a termination for convenience, and that the best estimate of possible loss on termination for convenience was $350.

On August 31, 2001, the U.S. Court of Federal Claims issued a decision after trial upholding the Government's default termination of the A-12 contract. The court did not, however, enter a money judgment for the U.S. Government on its claim for unliquidated progress payments. In 2003, the Court of Appeals for the Federal Circuit, finding that the trial court had applied the wrong legal standard, vacated the trial court's 2001 decision and ordered the case sent back to that court for further proceedings. This follows an earlier trial court decision in favor of the Team and reversal of that initial decision on appeal.

If, after all judicial proceedings have ended, the courts determine, contrary to our belief, that a termination for default was appropriate, we would incur an additional loss of approximately $275, consisting principally of remaining inventory costs and adjustments, and, if the courts further hold that a money judgment should be entered against the Team, we would be required to pay the U.S. Government one-half of the unliquidated progress payments of $1,350 plus statutory interest from February 1991 (currently totaling approximately $1,270). In that event, our loss would total approximately $1,585 in pre-tax charges. Should, however, the March 31, 1998 judgment of the U.S. Court of Federal Claims in favor of the Team be reinstated, we would be entitled to receive payment of approximately $1,056, including interest.

We believe that the termination for default is contrary to law and fact and that the loss provision established by McDonnell Douglas Corporation in 1990, which was supported by an opinion from outside counsel, continues to provide adequately for the reasonably possible reduction in value of A-12 net contracts in process as of December 31, 2006. Final resolution of the A-12 litigation will depend upon the outcome of further proceedings or possible negotiations with the U.S. Government.

Global Settlement of the Evolved Expendable Launch Vehicle (EELV) and Druyun Matters

On June 30, 2006, we entered into a global settlement through two separate agreements disposing of potential criminal charges and civil claims with the Civil Division of the U.S. Justice Department and U.S. Attorneys in Los Angeles, CA and Alexandria, VA relating to two separate procurement integrity incidents. The first incident in 1999, involved possession by four Boeing employees of Lockheed Martin competitor information related to the EELV program. The second incident related to conflict of interest charges in hiring former government official Darleen Druyun. In the agreement with the U.S. Attorneys in Los Angeles and Alexandria, we agreed to pay a $50 penalty, committed to maintaining our strengthened ethics and compliance program for the two-year term of the agreement (through June 2008) and agreed to provide both U.S. Attorneys offices with certain compliance reports. Concurrent with entering into the U.S. Attorney agreement, we entered into a Civil Agreement with the Civil Division of the U.S. Department of Justice under which we agreed to pay $565 in settlement of all potential civil claims. We are also subject to an Administrative Agreement with the U.S. Air Force through March 2008 which requires certain compliance activities and reports.

As a result of the global settlement, we have recorded an additional expense of $571, which represents the cumulative payment of $615 under the two separate agreements, net of $44 previously accrued in connection with program and contracts issues relating to the EELV investigation.

One additional proceeding that relates to the subject matter of the global settlement is Lockheed's June 2003 lawsuit against us in the U.S. District Court for the Middle District of Florida based upon the EELV incident wherein Lockheed sought injunctive relief, compensatory damages in excess of $2,000, and treble damages and punitive damages, and we filed counterclaims against Lockheed similarly seeking compensatory and punitive damages. Proceedings in that lawsuit had been stayed at the request of the parties pending closure of United Launch Alliance. On December 13, 2006, the court, upon a motion from the parties, ordered a dismissal with prejudice of all claims and counterclaims.

Employment and Benefits Litigation

We are a defendant in three employment discrimination class actions. In the Williams class action, which was filed on June 8, 1998 in the U.S. District Court for the Western District of Washington (alleging race discrimination), we prevailed in a jury trial in December 2005, but plaintiffs appealed the pre-trial dismissal of compensation claims in November 2005. In the Calender class action, which was filed January 25, 2005 in the U.S. Northern District of Illinois (a spin-off from Williams alleging race discrimination), plaintiffs dropped their promotions claim on June 6, 2006 and put their compensation claims on hold pending the outcome of the Williams appeal. In the Anderson class action, which was filed March 22, 2002 in the U.S. District Court for the Northern District of Oklahoma (alleging gender discrimination), the class claims were dismissed on October 18, 2006, and no appeal was taken.

In addition, on March 2, 2006, we were served with a complaint filed in the U. S. District Court for the District of Kansas, alleging that hiring decisions made by Spirit Aerospace near the time of Boeing's sale of the Wichita facility were tainted by age discrimination. The case is brought as a class action on behalf of individuals not hired by Spirit. Pursuant to an indemnity provision in the Asset Purchase Agreement, Spirit has agreed to defend and indemnify us.

On June 23, 2006, two employees and two former employees of Boeing filed a purported class action lawsuit in the U.S. District Court for the Southern District of Illinois against Boeing, McDonnell Douglas Corporation and the Pension Value Plan for Employees of The Boeing Company (the "Plan") on behalf of themselves and similarly situated participants in the Plan. The plaintiffs allege that as of January 1, 1999 and all times thereafter, the Plan's benefit formula used to compute the accrued benefit violates the accrual rules of the Employment Retirement Income Security Act and that plaintiffs are entitled to a recalculation of their benefits along with other equitable relief. We believe the allegations claimed by plaintiffs lack merit and have filed a motion to dismiss all claims. It is not possible, at this, time to determine whether an adverse outcome would have a material adverse effect on our financial position.

On September 13, 2006, two UAW Local 1069 retirees filed a class action lawsuit in the Middle District of Tennessee alleging that recently announced changes to medical plans for retirees of UAW Local 1069 constituted a breach of collective bargaining agreements under §301 of the Labor-Management Relations Act and §502(a)(1)(B) of ERISA. On September 15, 2006, Boeing filed a lawsuit in the Northern District of Illinois against the International UAW and two retiree medical plan participants seeking a declaratory judgment confirming that the Company has the legal right to make changes to these medical benefits. It is not possible, at this time, to determine whether an adverse outcome would have a material adverse effect on our financial position.

On October 13, 2006, we were named as a defendant in a lawsuit filed in the U. S. District Court for the Southern District of Illinois. Plaintiffs, seeking to represent a class of similarly situated participants and beneficiaries in the Boeing Company Voluntary Investment Plan (the "Plan"), allege that fees and expenses incurred by the Plan were and are unreasonable and excessive, not incurred solely for the benefit of the Plan and its participants, and undisclosed to participants. The plaintiffs further allege that defendants breached their fiduciary duties in violation of Section 502(a)(2) of ERISA, and seek injunctive and equitable relief pursuant to Section 502(a)(3) of ERISA. It is not possible to determine, at this time, whether an adverse outcome in this matter would have a material adverse impact on our financial position.

BSSI/ICO Litigation

On August 16, 2004, Boeing Satellite Systems International, Inc. (BSSI) filed a complaint for declaratory relief against ICO Global Communications (Operations), Ltd. (ICO) in Los Angeles County Superior Court. BSSI's suit seeks a declaration that ICO's prior termination of two contracts for convenience extinguished all claims between the parties. On September 16, 2004, ICO filed a cross-complaint alleging breach of contract, and other claims, and seeking recovery of all amounts paid to BSSI under the contracts, which are alleged to be approximately $2,000; ICO added Boeing to the suit as a defendant approximately one year later. On January 13, 2006, BSSI filed a cross-complaint against ICO, ICO Global Communications (Holdings) Limited ("ICO Holdings"), ICO's parent, and Eagle River Investments, LLC, parent of both ICO and ICO Holdings, alleging fraud and other claims. Trial has been set for September 2007. We believe that ICO's claims lack merit and intend to aggressively pursue our claims.

BSSI/Thuraya Litigation

On September 10, 2004, a group of insurance underwriters for Thuraya Satellite Telecommunications (Thuraya) requested arbitration before the International Chamber of Commerce (ICC) against BSSI. The Request for Arbitration alleges that BSSI breached its contract with Thuraya for sale of a model 702 satellite that experienced power loss anomalies. The claimants seek approximately $199 (plus claims of interest, costs and fees), consisting of insurance payments made to Thuraya, and they further reserved the right to seek an additional $38 currently in dispute between Thuraya and some insurers. Thuraya has reserved its rights to seek uninsured losses that could increase the total amount disputed to $365. We believe these claims lack merit and intend to vigorously defend against them.

We have insurance coverage to respond to this arbitration request and have notified responsible insurers. On May 26, 2006, a group of these insurers filed a declaratory judgment action in the Circuit Court of Cook County asserting certain defenses to coverage and requesting a declaration of their obligation under Boeing's insurance and reinsurance policies relating to the Thuraya ICC arbitration. We believe the insurers' position lacks merit and intend to vigorously litigate the coverage issue.

BSSI/Telesat Canada

On November 9, 2006, Telesat Canada and its insurers served BSSI with an arbitration demand alleging breach of contract, gross negligence, and willful misconduct in connection with the constructive total loss of Anik F1, a model 702 satellite manufactured by BSSI. Telesat and its insurers seek over $385 in damages and $10 in lost profits. On December 1, 2006, we filed an action in the Ontario Superior Court of Justice, Ottawa, Canada, to enjoin the arbitration. We believe that the claims asserted by Telesat and its insurers lack merit, but we have notified our insurance carriers of the demand.

BSSI/Superbird-6 Litigation

On December 1, 2006, BSSI was served with an arbitration demand in subrogation brought by insurers for Space Communications Corporation alleging breach of warranty, breach of contract and gross negligence relating to the Superbird-6 communications satellite, which suffered a low perigee event shortly after launch in April 2004. The low orbit allegedly damaged the satellite, and a subsequent decision to de-orbit the satellite was made less than 12 months after launch. The model 601 satellite was manufactured by BSSI and delivered for launch by International Launch Services on an Atlas launch vehicle. The insurers seek to recover in excess of $215 from BSSI. We believe the insurers' claims lack merit and intend to vigorously defend against them.

Note 23 – Other Commitments and Contingencies

As of December 31, 2006 and 2005 we had $86,254 and $58,532 of production related purchase obligations not recorded on the Consolidated Statement of Financial Position. Such obligations include agreements for production goods, tooling costs, electricity and natural gas contracts, property, plant and equipment, inventory procurement contracts, and other miscellaneous production related obligations. As of December 31, 2006, the amounts of production related purchase obligations for each of the next five years were as follows: $34,926 in 2007, $20,988 in 2008, $14,088 in 2009, $7,817 in 2010, and $4,123 in 2011.

Financing commitments related to aircraft on order, including options, totaled $10,164 and $13,496 as of December 31, 2006 and 2005. We anticipate that not all of these commitments will be utilized and that we will be able to arrange for third-party investors to assume a portion of the remaining commitments, if necessary.

In conjunction with signing a definitive agreement for the sale of new aircraft (Sale Aircraft), we have entered into specified-price trade-in commitments with certain customers that give them the right to trade in their used aircraft for the purchase of Sale Aircraft. The total contractual trade-in value was $1,162 and $1,395 as of December 31, 2006 and 2005. Based on the best market information available at the time, it was probable that we would be obligated to perform on trade-in commitments with net amounts payable to customers totaling $19 and $72 as of December 31, 2006 and 2005. The estimated fair value of trade-in aircraft related to probable contractual trade-in commitments was $19 and $50 as of December 31, 2006 and 2005. Probable losses of $22 have been charged to Cost of products and were included in Accounts payable and other liabilities as of December 31, 2005. These trade-in commitment agreements have expiration dates from 2008 through 2015.

As of December 31, 2006 and 2005, future lease commitments on aircraft and other commitments not recorded on the Consolidated Statements of Financial Position totaled $323 and $371. These lease commitments extend through 2020. As of December 31, 2006, the future lease commitments on aircraft for each of the next five years were as follows: $44 in 2007, $47 in 2008, $25 in 2009, $20 in 2010, and $18 in 2011. Our intent is to recover these lease commitments through sublease arrangements. As of December 31, 2006 and 2005, Accounts payable and other liabilities included $65 and $76 attributable to adverse commitments under these lease arrangements.

We and Lockheed have agreed to make available to ULA a line of credit in the amount of up to $200 each as may be necessary from time to time to support ULA's Expendable Launch Vehicle business during the five year period following December 1, 2006. ULA did not request any funds under the line of credit as of December 31, 2006.

McDonnell Douglas Corporation insured its executives with Company Owned Life Insurance (COLI), which are life insurance policies with a cash surrender value. Although we do not use COLI currently, these obligations from the merger with McDonnell Douglas are still a commitment at this time. We have loans in place to cover costs paid or incurred to carry the underlying life insurance policies. As of December 31, 2006 and 2005, the cash surrender value was $288 and $259 and the total loans were $279 and $252. As we have the right to offset the loans against the cash surrender value of the policies, we present the net asset in Other assets on the Consolidated Statements of Financial Position as of December 31, 2006 and 2005.

The costs incurred and expected to be incurred in connection with environmental remediation activities have not had, and are not expected to have, a material adverse effect on us. With respect to results of operations, related charges have averaged less than 1% of historical annual revenues. Although not considered probable or reasonably estimable at this time, it is reasonably possible that we may incur additional remediation charges because of regulatory complexities and the risk of unidentified contamination. Although not considered probable, should we incur remediation charges at the high level of the range of potential exposure, the additional charges would be less than 2% of historical annual revenues.

As part of the 2004 purchase and sale agreement with General Electric Capital Corporation related to the sale of BCC's Commercial Financial Services business, we are involved in a loss sharing arrangement for losses that may exist at the end of the initial financing terms of transferred portfolio assets, or, in some instances, prior to the end of the financing term, such as certain events of default and repossession. The maximum exposure to loss associated with the loss sharing arrangement is $218. As of December 31, 2006 and 2005, the accrued liability under the loss sharing arrangement was $78 and $81.

Due to lack of demand for the 717 and 757 airplanes, we have concluded production of these airplanes. The last 717 and 757 airplanes were delivered in the second quarter of 2006 and 2005, respectively. The following table summarizes the termination liability remaining in Accounts payable and other liabilities.

Termination liability	December 31, 2005	Payments	Change in Estimate	Other*	December 31, 2006
Supplier termination	$239	$(190)	$(4)		**$45**
Production disruption and shutdown related	3				**3**
Pension/ postretirement related	43		4	$(47)	
Severance	19	(11)	1		**9**
Total	$304	$(201)	$ 1	$(47)	**$57**

*Represents transfer to prepaid pension expense.

The above liability was determined based on available information and we make revisions to our estimates accordingly as new information becomes available.

The Boeing-built NSS-8 satellite was declared a total loss due to an anomaly during launch on January 30, 2007. The NSS-8 satellite was insured for $200. We believe the NSS-8 loss was the result of an insured event and have so notified our insurance carriers.

As of December 31, 2006, we have delivered 159 of the 190 C-17s ordered by the USAF, with final deliveries scheduled for 2009. Despite pending orders, which would extend deliveries of the C-17 to mid-2009, it is reasonably possible that we will decide in 2007 to suspend work on long-lead items from suppliers and/or to complete production of the C-17 if further orders are not received. We are still evaluating the full financial impact of a production shutdown, including any recovery that would be available from the government.

We have entered into standby letters of credit agreements and surety bonds with financial institutions primarily relating to the guarantee of future performance on certain contracts. Contingent liabilities on outstanding letters of credit agreements and surety bonds aggregated approximately $4,368 as of December 31, 2006 and approximately $3,957 at December 31, 2005.

Note 24 – Segment Information

We operate in five principal segments: Commercial Airplanes; Precision Engagement and Mobility Systems, Network and Space Systems, and Support Systems, collectively IDS; and BCC. All other activities fall within the Other segment, principally made up of Engineering, Operations and Technology (formerly, Boeing Technology), Connexion by Boeing℠ and our Shared Services Group. On August 17, 2006, we announced that we would exit the Connexion by Boeing℠ high speed broadband communications business having completed a detailed business and market analysis. (See Note 9). Our primary profitability measurements to review a segment's operating results are earnings from operations and operating margins. See page 45 for Summary of Business Segment Data, which is an integral part of this Note.

Our Commercial Airplanes operation principally involves development, production and marketing of commercial jet aircraft and providing related support services, principally to the commercial airline industry worldwide.

Our IDS operations principally involve research, development, production, modification and support of the following products and related systems: military aircraft, both land-based and aircraft-carrier-based, including fighter, transport and attack aircraft with wide mission capability, and vertical/short takeoff and landing capability; helicopters and missiles, space systems, missile defense systems, satellites and satellite launching vehicles, and information and battle management systems. Although some IDS products are contracted in the commercial environment, the primary customer is the U.S. Government.

In 2006, we realigned IDS into three capabilities-driven businesses: Precision Engagement and Mobility Systems, Network and Space Systems, and Support Systems. As part of the realignment, certain advanced systems and research and development activities previously included in the Other segment transferred to the new IDS segments. Business segment data for all periods presented has been adjusted to reflect the new segments.

Precision Engagement and Mobility Systems

Programs in this segment include AH-64 Apache, CH-47 Chinook, C-17, EA-18G, F/A-18E/F, F-15, F-22A, Joint Direct Attack Munition, P-8A Poseidon, formerly Multi-mission Maritime Aircraft, Small Diameter Bomb, V-22 Osprey, 737 AEW&C, and 767 Tanker.

Network and Space Systems

Programs in this segment include Future Combat Systems, Joint Tactical Radio System, and Family of Beyond Line-of-Sight Terminals, which are helping our military customers transform their operations to be network-centric; launch exploration and satellite products and services including the Space Shuttle, International Space Station, and Delta launch services; and missile defense programs including Ground-based Midcourse Defense and Airborne Laser. Also included are military satellite programs and Proprietary programs.

Support Systems

Program areas in this segment include Integrated Logistics (AH-64 Apache, C-17, CH-47 Chinook, E-6, F/A-18), Maintenance, Modifications and Upgrades (B-52, C-130 Avionics Modernization Program, KC-10, KC-135, T-38), and Training Systems and Services (AH-64 Apache, C-17, F/A-18, F-15, T-45).

Our BCC segment is primarily engaged in supporting our major operating units by facilitating, arranging, structuring and providing selective financing solutions to our customers and managing our overall financial exposures.

Engineering, Operations and Technology is an advanced research and development organization focused on innovative technologies, improved processes and the creation of new products. Financing activities other than BCC, consisting principally of four C-17 transport aircraft under lease to the UKRAF, are included within the Other segment classification.

While our principal operations are in the United States, Canada, and Australia, some key suppliers and subcontractors are located in Europe and Japan. Revenues by geographic area consisted of the following:

Year ended December 31,	2006	2005	2004
Asia, other than China	**$10,663**	$ 5,554	$ 6,068
China	**2,659**	3,154	1,720
Europe	**5,445**	3,312	4,204
Oceania	**1,206**	1,283	932
Africa	**967**	961	604
Canada	**660**	748	582
Latin America, Caribbean and other	**1,431**	629	680
	23,031	15,641	14,790
United States	**38,499**	37,980	36,610
Total revenues	**$61,530**	$53,621	$51,400

Commercial Airplanes segment revenues were approximately 73%, 76%, and 75% of total revenues in Europe and approximately 78%, 77% and 90% of total revenues in Asia, excluding China, for 2006, 2005 and 2004, respectively. IDS revenues were approximately 22%, 20% and 21% of total revenues in Europe and approximately 21%, 22% and 8% of total revenues in Asia, excluding China, for 2006, 2005 and 2004, respectively. Exclusive of these amounts, IDS revenues were principally to the U.S. Government and represented 46%, 51% and 56% of consolidated revenues for 2006, 2005 and 2004. Approximately 10% of operating assets are located outside the United States.

The information in the following tables is derived directly from the segments' internal financial reporting used for corporate management purposes.

Research and Development Expense

Year ended December 31,	2006	2005	2004
Commercial Airplanes	**$2,390**	$1,302	$ 941
Integrated Defense Systems:			
Precision Engagement and Mobility Systems	**404**	440	420
Network and Space Systems	**301**	334	357
Support Systems	**86**	81	57
Total Integrated Defense Systems	**791**	855	834
Other	**76**	48	104
	$3,257	$2,205	$1,879

Depreciation and Amortization

Year ended December 31,	2006	2005	2004
Commercial Airplanes	**$ 263**	$ 396	$ 460
Integrated Defense Systems:			
Precision Engagement and Mobility Systems	**141**	161	145
Network and Space Systems	**231**	283	277
Support Systems	**38**	24	23
Total Integrated Defense Systems	**410**	468	445
Boeing Capital Corporation	**247**	257	226
Other	**60**	40	51
Unallocated	**579**	365	342
	$1,559	$1,526	$1,524

We recorded earnings from operations associated with our equity method investments of $50, $0, and $8 in our Commercial Airplanes segment and $96, $88, and $85 primarily in our N&SS segment for the years ended December 31, 2006, 2005 and 2004, respectively.

For segment reporting purposes, we record Commercial Airplanes segment revenues and cost of sales for airplanes transferred to other segments. Such transfers may include airplanes accounted for as operating leases and considered transferred to the BCC segment and airplanes transferred to the IDS segment for further modification prior to delivery to the customer. The revenues and cost of sales for these transfers are eliminated in the Accounting differences/eliminations caption. In the event an airplane accounted for as an operating lease is subsequently sold, the 'Accounting differences/eliminations' caption would reflect the recognition of revenue and cost of sales on the consolidated financial statements. For segment reporting purposes, we record IDS revenues and cost of sales for the modification performed on airplanes received from Commercial Airplanes when the airplane is delivered to the customer or at the attainment of performance milestones.

Intersegment revenues, eliminated in Accounting differences/eliminations are shown in the following table.

Year ended December 31,	2006	2005	2004
Commercial Airplanes	**$826**	$640	$638
Boeing Capital Corporation	**131**	57	33
Other	**5**	3	9
Total	**$962**	$700	$680

Unallocated Expense

Unallocated expense includes costs not attributable to business segments. Unallocated expense also includes the impact of cost measurement differences between GAAP and federal cost accounting standards as well as intercompany profit eliminations. The most significant items not allocated to segments are shown in the following table.

Year ended December 31,	2006	2005	2004
Share-based plans expense	**$ (680)**	$ (999)	$ (627)
Deferred compensation expense	**(211)**	(186)	(54)
Pension	**(369)**	(846)	27
Postretirement	**(103)**	(5)	(285)
Capitalized interest	**(48)**	(47)	(48)
Other	**(322)**	(324)	(324)
Total	**$(1,733)**	$(2,407)	$(1,311)

Unallocated assets primarily consist of cash and investments, prepaid pension expense, net deferred tax assets, capitalized interest and assets held by our Shared Services Group as well as intercompany eliminations. Unallocated liabilities include various accrued employee compensation and benefit liabilities, including accrued retiree health care, net deferred tax liabilities and income taxes payable. Debentures and notes payable are not allocated to other business segments except for the portion related to BCC. Unallocated capital expenditures relate primarily to Shared Services Group assets and segment assets managed by Shared Services Group, primarily IDS.

Segment assets, liabilities, capital expenditures and backlog are summarized in the tables below.

Assets

As of December 31,	2006	2005	2004
Commercial Airplanes	**$10,296**	$ 7,145	$ 7,343
Integrated Defense Systems:			
Precision Engagement and Mobility Systems	**4,769**	4,759	3,880
Network and Space Systems	**7,206**	8,953	8,888
Support Systems	**2,696**	1,875	1,482
Total Integrated Defense Systems	**14,671**	15,587	14,250
Boeing Capital Corporation	**7,987**	9,216	9,678
Other	**6,923**	6,501	7,250
Unallocated	**11,917**	21,547	17,703
	$51,794	$59,996	$56,224

Liabilities

As of December 31,	2006	2005	2004
Commercial Airplanes	**$13,109**	$10,979	$ 6,932
Integrated Defense Systems:			
Precision Engagement and Mobility Systems	**3,879**	3,888	3,577
Network and Space Systems	**1,571**	2,992	3,227
Support Systems	**1,359**	1,013	883
Total Integrated Defense Systems	**6,809**	7,893	7,687
Boeing Capital Corporation	**6,082**	6,859	7,509
Other	**368**	385	761
Unallocated	**20,687**	22,821	22,049
	$47,055	$48,937	$44,938

Capital Expenditures

Year ended December 31,	2006	2005	2004
Commercial Airplanes	**$ 838**	$ 622	$ 374
Integrated Defense Systems:			
Precision Engagement and Mobility Systems	**201**	237	176
Network and Space Systems	**70**	174	230
Support Systems	**38**	30	31
Total Integrated Defense Systems	**309**	441	437
Boeing Capital Corporation			
Other	**58**	65	68
Unallocated	**476**	419	367
	$1,681	$1,547	$1,246

Contractual Backlog (Unaudited)

Year ended December 31,	2006	2005	2004
Commercial Airplanes	**$174,276**	$124,132	$ 65,482
Integrated Defense Systems:			
Precision Engagement and Mobility Systems	**24,988**	21,815	21,539
Network and Space Systems	**8,001**	6,324	10,923
Support Systems	**9,302**	8,366	6,834
Total Integrated Defense Systems	**42,291**	36,505	39,296
	$216,567	$160,637	$104,778

Quarterly Financial Data (Unaudited)

	2006				2005			
	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Revenues	$17,541	$14,739	$14,986	$14,264	$13,898	$12,355	$14,687	$12,681
Earnings/(loss) from continuing operations	1,152	951	(48)	959	544	763	818	687
Net earnings/(loss) from continuing operations	980	694	(160)	692	464	1,013	571	514
Cumulative effect of accounting change					(4)			21
Net gain/(loss) from discontinued operations	9					(2)	(5)	
Net earnings/(loss)	989	694	(160)	692	460	1,011	566	535
Basic earnings/(loss) per share from continuing operations	1.29	0.90	(0.21)	0.90	0.61	1.28	0.72	0.65
Basic earnings/(loss) per share	1.30	0.90	(0.21)	0.90	0.60	1.28	0.72	0.67
Diluted earnings/(loss) per share from continuing operations	1.28	0.89	(0.21)	0.88	0.59	1.26	0.70	0.64
Diluted earnings/(loss) per share	1.29	0.89	(0.21)	0.88	0.58	1.26	0.70	0.66
Cash dividends paid per share	0.30	0.30	0.30	0.30	0.25	0.25	0.25	0.25
Market price:								
High	92.05	84.06	89.58	79.50	72.40	68.38	66.85	58.94
Low	77.77	72.13	76.40	65.90	63.70	62.01	56.22	49.52
Quarter end	88.84	78.85	81.91	77.93	70.24	67.95	66.00	58.46

During the second and fourth quarters of 2006, we recorded charges of $496 and $274 on our international Airborne Early Warning and Control program in our PE&MS segment. During the third and fourth quarters of 2006, we recorded charges of $280 and $40 due to exiting the Connexion by Boeing business. During the second quarter of 2006, we recorded a charge of $571 as part of the global settlement with the U.S. Department of Justice.

During the fourth quarter of 2005, we recognized a net loss of $200 comprised of a $228 pension curtailment/settlement loss and other postretirement benefit curtailment gain of $28 as a result of our sale of our Rocketdyne business. During the third quarter of 2005, we recognized a net loss of $184 comprised of a $250 loss on pension curtailment/settlement and other postretirement benefit curtailment gain of $66 relating to the Wichita, Tulsa and McAlester sale. We also completed the sale of our Rocketdyne business to United Technologies and recorded a net-pretax gain of $578. We also received a tax refund of $537, which resulted in an increase to net income of $406. During the second quarter of 2005, we had a pre-tax, primarily non-cash, charge of $103 resulting from Commercial Airplanes' sale of its Wichita, Tulsa and McAlester operations to Spirit for approximately $900 cash. During the first quarter of 2005, we recorded a $25 gain and in addition recorded a pre-tax loss of $68 in Accounting differences/eliminations for net pension and other post retirement benefit curtailments and settlements after completing the stock sale of Electron Dynamic Devices Inc. (EDD) to L-3 Communications.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
The Boeing Company
Chicago, Illinois

We have audited the accompanying consolidated statements of financial position of The Boeing Company and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements (located at pages 41–79) present fairly, in all material respects, the financial position of The Boeing Company and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 15 to the financial statements, the Company adopted Statement of Financial Accounting Standard No. 158 *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106 and 132(R)*, which changed its method of accounting for pension and postretirement benefits as of December 31, 2006. In addition, as discussed in Note 1 to the consolidated financial statements, in 2006 the Company changed its method of accounting for concessions received from vendors and, retrospectively, adjusted the 2005 and 2004 financial statements for the change.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report (not presented herein) dated February 15, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Chicago, Illinois
February 15, 2007

Report of Management

To the Shareholders of The Boeing Company:

The accompanying consolidated financial statements of The Boeing Company and subsidiaries have been prepared by management who are responsible for their integrity and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments. Financial information elsewhere in this Annual Report is consistent with that in the financial statements.

Management has established and maintains a system of internal control designed to provide reasonable assurance regarding the reliability of financial reporting and the presentation of financial statements in accordance with accounting principles generally accepted in the United States of America, and has concluded that this system of internal control was effective as of December 31, 2006. In addition, management also has established and maintains a system of disclosure controls designed to provide reasonable assurance that information required to be disclosed is accumulated and reported in an accurate and timely manner. The system of internal control and disclosure control include widely communicated statement of policies and business practices which are designed to require all employees to maintain high ethical standards in the conduct of Company affairs. The internal controls and disclosure controls are augmented by organizational arrangements that provide for appropriate delegation of authority and division of responsibility and by a program of internal audit with management follow-up.

The Audit Committee of the Board of Directors, composed entirely of outside directors, meets periodically with the independent certified public accountants, management and internal auditors to review accounting, auditing, internal accounting controls, litigation and financial reporting matters. The independent certified public accountants and the internal auditors have free access to this committee without management present.



James A. Bell
Executive Vice President, Finance
and Chief Financial Officer



W. James McNerney, Jr.
Chairman, President and
Chief Executive Officer

Regulatory Certifications

The Boeing Company submitted a Section 12(a) CEO Certification to the New York Stock Exchange in 2006 and, separately, the Company filed Section 302 CEO and CFO certifications with the U.S. Securities and Exchange Commission as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2006.

Index to Financials

Selected Programs, Products and Services

Boeing Commercial Airplanes

Scott E. Carson, President and Chief Executive Officer, Renton, Washington, U.S.A.

The Boeing 747-400



747-8



Boeing launched the 747-8 program, including the 747-8 Intercontinental passenger airplane and the 747-8 Freighter, in late 2005. The Freighter will enter service in late 2009, followed by the Intercontinental in 2010. The 747-8 will be the only airplane in the 400- to 500-seat market, seating 467 passengers in a typical three-class configuration (51 more than the 747-400). The Freighter will carry 16 percent more revenue cargo volume than the 747-400 Freighter, and will be the industry's only nose-cargo-loading jet. Both the passenger and freighter variants of the 747-8 have an increased maximum takeoff weight of 439,985 kilograms (970,000 pounds) and represent a new benchmark in fuel efficiency and noise reduction, allowing airlines to lower fuel costs and fly into more airports at more times of the day. Production of the 747-400, primarily the freighter version, will continue until the 747-8 family enters service in 2009. The 747-8 family also includes a VIP version, which provides 4,786 square feet of cabin space.

Orders: 1,496* Deliveries: 1,380*

The Boeing 777-200ER



777-200LR



777-300ER



The 777 family of airplanes is preferred by airlines, passengers and investors. The 777 seats from 301 up to 368 passengers in a three-class configuration with a range of 5,210 nautical miles for the 777-200 to 9,420 nautical miles for the 777-200LR Worldliner (Longer Range). The 777—the world's largest twinjet—is available in six models: the 777-200; 777-200ER (Extended Range); a larger 777-300; two new longer-range models, the 777-300ER and the 777-200LR (the world's longest-range commercial airplane); and the Boeing 777 Freighter.

Orders: 903* Deliveries: 604*

The Boeing 767-200



767-300



767-400



The 767 is the first widebody jetliner to be stretched twice. The 767-300 is 6.43 meters (21 feet) longer than the original 767-200, and the 767-400ER is 6.43 meters (21 feet) longer than the 767-300. The 767 is the favorite airplane on Atlantic routes, crossing the Atlantic more frequently than any other airplane. The 767 has the lowest operating costs of any existing twin-aisle airplane. The 767-200 will typically fly 181 to 224 passengers up to 6,600 nautical miles in its extended-range version. The 767-300, also offered in an extended-range version, offers 20 percent more passenger seating than the 767-200 and has a range of 6,100 nautical miles. A freighter version of the 767-300 is available. Boeing also offers the 767-400ER, which seats 245 to 304 passengers and has a range of 5,645 nautical miles. In a high-density inclusive-tour arrangement, the 767-400ER can carry up to 375 passengers.

Orders: 975* Deliveries: 947*

The Boeing 737-600



737-700



737-800



737-900ER



The Boeing 737 is the best selling commercial jetliner of all time. The Next-Generation 737s (-600/-700/-700ER/-800/-900ER) incorporate advanced technology and design features that translate into cost-efficient, high-reliability operations and superior passenger satisfaction. The 737 spans the entire 110- to 215-seat market with ranges up to 5,675 nautical miles. This flexibility gives operators the ability to effectively respond to market needs. The 737 family also includes two Boeing Business Jets—derivatives of the 737-700 and 737-800—as well as a convertible freighter.

Orders: 6,828* Deliveries: 5,268*

The Boeing 717-200



Boeing concluded its production of the 717 with a final delivery ceremony on May 23, 2006, in Long Beach, California. The economical 717 will continue to serve its customers in the 100-seat market for years to come. The conclusion of the 717 program also marked the end of commercial airplane production at the Long Beach facility. More than 15,000 airplanes were built at the historic production site in its nearly seven decades of existence.

Orders: 155* Deliveries: 155*

The Boeing 787



Boeing is focusing its new airplane development efforts on the Boeing 787 Dreamliner, a super-efficient commercial airplane that applies the latest technologies in aerospace. The airplane will carry 200 to 300 passengers and fly 8,000 to 8,800 nautical miles, while providing dramatic savings in fuel use and operating costs. Its exceptional performance will come from improvements in engine technology, aerodynamics, materials and systems. It will be the most advanced and efficient commercial airplane in its class and will set new standards for environmental performance and passenger comfort. The 787 family also includes VIP versions, which provide more than 2,400 square feet of cabin space and can fly its owners almost anywhere in the world nonstop.

Orders: 448* First delivery scheduled for 2008

Boeing Commercial Aviation Services



Boeing Commercial Aviation Services provides the most complete range of products and services aimed at bringing even more value to our customers. This organization is committed to the success of the air transport industry, which is an important component in the company's single-source approach. This includes a comprehensive worldwide customer support network, freighter conversions, spare parts, airplane modification and engineering support. Commercial Aviation Services also oversees a number of joint ventures such as Aviation Partners Boeing and wholly owned subsidiaries, Jeppesen Sanderson, Inc., Aviall, Inc., and Alteon.

*Orders and deliveries are as of December 31, 2006.

Selected Programs, Products and Services

Boeing Integrated Defense Systems James F. Albaugh, President and Chief Executive Officer, St. Louis, Missouri, U.S.A.

AH-64D Apache Longbow



The AH-64D Apache Longbow is the most capable, survivable, deployable and maintainable multi-mission combat helicopter in the world. After completing U.S. government multiyear contracts for 501 Apache Longbows, the U.S. Army has contracted with Boeing for 27 new Apache Longbows and 96 remanufactured Apaches. Boeing began work on a nonrecurring engineering contract to support upcoming Block III AH-64D production. Boeing has delivered, is under contract for or has been selected to produce advanced Apaches for Egypt, Greece, Israel, Japan, Kuwait, Singapore, The Netherlands, the United Arab Emirates and the United Kingdom. Several other nations are considering the Apache Longbow for their defense forces.

2006 deliveries: 74

737-700 Airborne Early Warning and Control (AEW&C) System



Boeing signed a $1.59 billion contract in November 2006 to provide four 737 AEW&C systems for the Republic of Korea's EX program. The Boeing solution also includes ground-support segments for flight and mission crew training, mission support and aircraft and system modification support. Airborne and ground radar testing of one of six AEW&C aircraft for Australia's Project Wedgetail is continuing. The airborne mission system is being installed on a second aircraft, while two of the 737-700s are being modified to the AEW&C configuration at a Boeing facility in Australia. As part of its Peace Eagle program, Turkey has signed a contract for four 737 AEW&C aircraft. One is being modified in Seattle, while two others are undergoing modifications in Turkey to transform them into AEW&C platforms.

Airborne Laser (ABL)



Boeing is the prime contractor for ABL, a directed-energy weapon system using speed-of-light lethality to detect, track and destroy ballistic missiles in their boost phase of flight, when they are most vulnerable and before they deploy countermeasures. ABL also cues other layers of the global ballistic missile defense system. ABL's high-energy chemical laser and sophisticated optics and battle-management segments are being integrated on a Boeing 747-400F aircraft. In 2006, the ABL team fully integrated the beam control/fire control system inside the aircraft, and added floor reinforcements and chemical-fuel tanks to the back of the jet to prepare for installing the chemical laser in 2007.

C-17 Globemaster III



The C-17 Globemaster III is the most advanced, versatile airlifter ever produced. Capable of long-range transport of equipment, supplies and troops with a maximum payload of 74,818 kilograms (164,900 pounds), the C-17 can operate from short, austere—even dirt—runways close to the front lines. As the U.S. Air Force's premier airlifter, the C-17 is being used extensively during Operation Iraqi Freedom, during which the C-17 conducted its first combat airdrop and set a new single-day delivery record of 725,953 kilograms (1.6 million pounds). C-17s also play an integral role in global humanitarian relief efforts. Under a multiyear procurement contract to design, build and deliver 180 C-17s to the U.S. Air Force, Boeing has delivered 159 aircraft through 2006, with a follow-on order for an additional 10 U.S. Air Force C-17s announced late in the same year. In partnership with suppliers, the C-17 program used Lean principles to help reduce the cost to the U.S. Air Force for C-17s delivered in 2006 by more than 20 percent from the previous contract, while improving margins and adding significantly more capability. On the international front, the United Kingdom, NATO, Australia and Canada have announced plans to acquire a total of 12 C-17s. Australia took delivery of its first Globemaster III in November 2006.

2006 deliveries: 16

C-32A Executive Transport



The C-32A is a Boeing 757-200 specially configured for the U.S. Air Force. The aircraft provides safe, reliable worldwide airlift for the vice president, U.S. Cabinet members and other U.S. government officials. Four C-32As currently are in service, and Boeing is providing a major communications upgrade to all four aircraft.

C-40 Clipper

C-40A



C-40B



C-40C



The C-40A Military Transport is a modified 737-700C whose mission is to provide airlift of cargo and passengers to the fleet commanders. It can be configured as an all-passenger, all-cargo or combination passenger-cargo transport. The U.S. Naval Reserve has contracted for nine aircraft, and Boeing delivered the ninth aircraft in May 2006.

The C-40B Combatant Commander Support Aircraft is a specially modified Boeing Business Jet (BBJ) that provides flexible, cost-effective, high-performance airlift support for combatant commanders and senior government leaders. C-40B aircraft are equipped with an advanced communications system that allows users to send, receive and monitor real-time data communications worldwide in both secure and nonsecure modes. Four C-40Bs are currently in service with the U.S. Air Force.

The C-40C Operational Support Aircraft is a modified BBJ designed for U.S. government personnel that can incorporate several team-travel configurations. In 2002, the U.S. Air Force contracted with Boeing to lease three C-40C aircraft, which were delivered in 2002 and 2004. Boeing is on contract for an additional three aircraft to be delivered to the U.S. Air Force Reserve Command in 2007.

Selected Programs, Products and Services

Boeing Integrated Defense Systems continued

CH/MH/HH-47 Chinook



Boeing is modernizing the U.S. Army's fleet of CH-47 Chinooks and MH-47 Special Operations Chinooks. The CH-47F completed its first flight in November 2006, and deliveries of the new aircraft have begun. The new CH-47F and MH-47G feature a variety of improvements, including an advanced common architecture cockpit. Under the modernization program, Chinooks will remain in U.S. Army service through 2035 and will achieve an unprecedented service life in excess of 75 years. Current plans are for a derivative of the Chinook called HH-47 that would serve as a low-risk combination of capability and cost platform for the U.S. Air Force's Combat Search and Rescue helicopter.

2006 deliveries: 18

Delta Launch Services

Delta II



Delta IV



Medium Medium Plus Heavy

Boeing and Lockheed Martin established the United Launch Alliance joint venture on December 1, 2006. Using the combined assets of the Boeing Delta and Lockheed Martin Atlas launch vehicle programs, including mission management, support, engineering, vehicle production, test and launch operations and the people whose intellectual capital will enable the new venture, ULA provides satellite launch services to U.S. government customers.

Boeing continues to offer the Delta family of launch vehicles to commercial customers through a services agreement with the ULA at its launch facilities at Cape Canaveral Air Force Station, Florida, and at Vandenberg Air Force Base, California. Delta rockets provide a wide range of payload and vehicle configuration options to deliver missions to virtually any destination in space.

The Delta II is the "workhorse" of the launch industry and is the most successful launch vehicle in its class. The Delta II family of expendable launch vehicles can support space launch missions to geosynchronous transfer orbit (GTO), low-Earth orbit (LEO) or to deep space. Delta II rockets can lift payloads ranging from 891 kilograms (1,965 pounds) to 2,142 kilograms (4,723 pounds) to GTO; and 2.7 to 6.0 metric tons (5,934 pounds to 13,281 pounds) to LEO.

The Delta IV is the most advanced family of rockets developed by Boeing in partnership with the U.S. Air Force Evolved Expendable Launch Vehicle program. Delta IV blends advanced and proven technologies to launch medium- to heavy-size satellites to space. Delta IV rockets can accommodate single or multiple payloads on the same mission and can carry satellites weighing between 4,210 kilograms (9,285 pounds) and 13,130 kilograms (28,950 pounds) to GTO. Delta IV rockets also can launch satellites to polar and sun-synchronous orbit. At LEO, the orbit of the ISS, the Delta IV has a capability to lift approximately 23,000 kilograms (50,000 pounds).

2006: 5 successful Delta II missions;
3 successful Delta IV missions flown

EA-18G Growler



A variant of the U.S. Navy F/A-18F two-crew strike fighter, the EA-18G combines the combat-proven F/A-18F with the proven Improved Capability III Airborne Electronic Attack avionics suite from Northrop Grumman. The EA-18G is the U.S. Navy's choice to replace the existing Airborne Electronic Attack platform, the EA-6B Prowler. Boeing and the U.S. Navy signed a five-year System Development and Demonstration (SDD) contract on December 29, 2003. The SDD contract runs from 2004 through early 2009 and encompasses all laboratory, ground and flight tests from component-level testing through full-up EA-18G weapons system performance flight testing. Boeing delivered two flight test aircraft to the U.S. Navy in 2006, which are currently being used in the flight test program at Naval Air Station Patuxent River, Maryland. Boeing already has begun assembly of the first production EA-18G and will fly that aircraft in third quarter 2007. The first EA-18G aircraft will join the U.S. Navy's fleet in 2008, with initial operating capability for the EA-18G expected in 2009.

F/A-18E/F Super Hornet



The combat-proven F/A-18E/F Super Hornet is the cornerstone of U.S. naval aviation and the United States' most advanced multirole strike fighter in production today. Designed to perform both fighter (air-to-air) and attack (air-to-surface or strike) missions, the Super Hornet provides the capability, flexibility and performance necessary to modernize the air or naval aviation forces of any country. More than 296 Super Hornets have been delivered to the U.S. Navy, and all were delivered ahead of schedule. The Super Hornet's Active Electronically Scanned Array (AESA) radar entered operational evaluation in July 2006. AESA-equipped Super Hornets are currently being delivered to fleet squadrons. Production is expected to run through at least 2013.

2006 deliveries: 42

F-15E Strike Eagle



The F-15E Strike Eagle is the world's most capable multirole fighter and the backbone of the U.S. Air Force fleet. The F-15E carries payloads larger than those of any other tactical fighter, and it retains the air-to-air capability and air superiority of the F-15C. It can operate around the clock and in any weather. Since entering operational service, the F-15 has a perfect air combat record, with more than 100 victories and no losses. Four other nations currently fly the F-15. Since October 2005, the Republic of Korea Air Force has received 18 of 40 F-15Ks. In December 2005, the Republic of Singapore selected the Boeing F-15SG for its Next Fighter Replacement Program. The F-15 remains a supportable and affordable option to fill multirole force structure requirements around the world.

2006 deliveries: 12

Selected Programs, Products and Services

Boeing Integrated Defense Systems continued

F-22A Raptor



Boeing is teamed with Lockheed Martin, Pratt & Whitney and the U.S. Air Force to develop and produce the F-22A Raptor, which achieved initial operational capability in December 2005. The fighter is designed to overcome all known threats and quickly establish air dominance using its revolutionary combination of stealth, super-cruise, advanced integrated avionics and superior maneuverability. The Air Force currently plans to procure 183 Raptors, with production expected to run through 2011. The F-22 team is currently on contract to deliver 131 aircraft, and in late 2006 Congress authorized a multiyear procurement for FY07, 08 and 09.

Family of Advanced Beyond-Line-of-Sight Terminals (FAB-T)



FAB-T is a key military transformation program that enables the U.S. Department of Defense to use the power of technology to strike an enemy with speed, security and precision. Boeing is under contract with the U.S. Air Force to design and develop this family of multi-mission capable, satellite communications terminals that will enable information exchange among ground, air and space platforms. Boeing delivered the first prototype in September 2006.

Future Combat Systems (FCS)



FCS, the U.S. Army's premier modernization program, is a networked, fully integrated system-of-systems that includes a new family of manned and unmanned ground and air vehicles and sensors. FCS will enable the U.S. Army modular force, providing soldiers and military leaders with leading-edge technologies and capabilities that will dramatically increase their survivability and lethality in complex environments. Boeing and partner Science Applications International Corporation function as the lead systems integrator for FCS, managing a best-of-industry team of more than 630 suppliers. They are working together to deliver the first fully-equipped FCS Brigade Combat Team in 2014 and accelerate the delivery of select FCS technologies to the U.S. Army's current force beginning in 2008.

Geostationary Operational Environmental Satellites (GOES)



Boeing is prime contractor for three GOES satellites that support NASA and National Oceanic and Atmospheric Administration (NOAA) scientists in the collection and analysis of real-time weather and environmental data. The satellites also assist rescuers responding to distress calls through a communication subsystem that detects distress signals on land, at sea and in air. The first of the three satellites, GOES-N, now known as GOES-13, was launched and delivered to NASA in 2006. GOES-O is scheduled for launch in 2007, and GOES-P is expected to be launched in 2008. Designed and manufactured at Boeing's satellite facility in El Segundo, California, the GOES series of satellites is based on the popular three-axis Boeing 601 satellite. Boeing satellites continue to work toward NOAA's vision of an informed society that uses a comprehensive understanding of the role of the oceans, coasts and atmosphere in the global ecosystem to make better, informed social and economic decisions. Boeing also is competing for the next GOES series of satellites under a program known as GOES-R, which will expand current capabilities to provide more timely and accurate weather forecasts.

Global Positioning System (GPS)



Boeing has built a total of 40 GPS satellites and is under contract to build 12 follow-on Block IIF satellites. Also, two contracts—a U.S. Air Force contract to lead the development of the ground control segment of the GPS constellation and a study contract to define the system requirements for GPS III in anticipation of the upcoming GPS III program competition—ensure that Boeing will continue to provide navigation system leadership well into the future.

Ground-based Midcourse Defense (GMD)



As prime contractor for the GMD program, Boeing delivered the first set of missile defense capabilities to protect the United States against long-range ballistic missiles. Meeting President George W. Bush's 2002 directive, the GMD team began emplacing ground-based interceptors at Fort Greely, Alaska, and Vandenberg Air Force Base, California, in late 2004. More than a dozen interceptors are now in underground silos at the two sites. Initial GMD components include the interceptors, high-powered land- and sea-based radars, and a command-and-control system consisting of an extensive space-based and fiber-optic communications network. GMD capability will expand under the government's spiral, or incremental, development plan to protect the United States and its allies, friends and troops abroad. During the next year, Boeing will lead efforts to integrate the Sea-Based X-Band Radar, based in the Pacific, and the Fylingdales Radar, located in the United Kingdom, into the overall Ballistic Missile Defense System.

Harpoon



Harpoon Block II expands the capabilities of the Harpoon anti-ship weapon. Harpoon, the world's most successful anti-ship missile, features autonomous, all-weather, over-the-horizon capability. Harpoon Block II can execute both land-strike and anti-ship missions. To strike targets on land and ships in port, the missile uses GPS-aided inertial navigation to hit a designated target aim point. The 226.8-kilogram (500-pound) blast warhead delivers lethal firepower against a wide variety of land-based targets, including coastal defense sites, surface-to-air missile sites, exposed aircraft, port or industrial facilities and ships in port. Currently, 28 U.S. allied armed forces deploy Harpoon missiles; 11 have Block II capability.

2006 deliveries: 40 all-up rounds; 19 Block II Kits

Selected Programs, Products and Services

Boeing Integrated Defense Systems continued

International Space Station (ISS)



The first two modules of the ISS were launched and joined in orbit in 1998. The station has been continuously inhabited since the first crew arrived in 2000. When completed in 2010, the ISS will weigh almost a million pounds and will have a habitable volume of 425 cubic meters (15,000 cubic feet), or about the size of a five-bedroom home. ISS crews conduct research to support human exploration of space and to take advantage of the space environment as a laboratory for scientific, technological and commercial research. As prime contractor, Boeing built all of the major U.S. elements and is responsible for the design, development, construction and integration of the ISS. Today, Boeing provides sustaining engineering support. About the size of a football field, the ISS is the largest, most complex international scientific project in history and humankind's largest adventure in space to date.

Joint Direct Attack Munition (JDAM)



The JDAM guidance kit converts an existing unguided warhead into one of the most capable, cost-effective and combat-proven air-to-surface weapons, revolutionizing warfare. JDAM gives U.S. and allied forces the capability to reliably defeat multiple high-value targets in a single pass, in any weather, with minimal risk to the aircraft. More than 170,000 JDAMs have been delivered.

2006 deliveries: 31,426

Joint Tactical Radio System (JTRS)


Radio

The U.S. Air Force awarded the Boeing-led team a 25-month $80 million contract in September 2004 to develop system architectures and initial designs for the Airborne and Maritime/Fixed Station Joint Tactical Radio System (AMF JTRS). The program, which underwent a series of successful preliminary design reviews in October 2006, is one of several aimed at satisfying emerging needs for secure, multiband/multinode software-programmable digital radios that provide an Internet protocol network for mobile military users in the air, on the ground and at sea. A joint U.S. Air Force, Navy and Army effort, the program will next enter open competition in the system development and demonstration phase, with contract award anticipated in July 2007.

The JTRS Ground Mobile Radio (GMR) is a joint service initiative to develop software-programmable tactical radios for ground forces. With multi-channel, wideband operations and capability to communicate with legacy communication systems, the JTRS GMR is a network-enabling tool that warfighters will use well into the future. JTRS GMR will allow complete battlespace awareness providing secure, wireless voice, data, video and Internet-like capabilities for mobile forces.

KC-767 Advanced Tanker



The KC-767 Advanced Tanker provides unrivaled tanker capability and operational flexibility. This low-risk, multi-mission solution is right-sized, allowing more tankers in fewer bases and more tankers in the air. Technology advances include a sixth-generation boom, third-generation remote vision system, new wing air refueling pods and hose drum unit, and a digital cockpit. Leveraging more than 500 hours of flight testing on the Italian Air Force's first KC-767 (as of December 2006), the first KC-767 for the Japan Air Self-Defense Force completed its first flight and is scheduled for delivery in early 2007. Italy also will receive its first two KC-767s in 2007. Boeing also is competing for the KC-X contract to replace the U.S. Air Force's KC-135 fleet.

Mobile Satellite Ventures (MSV)



Mobile Satellite Ventures awarded Boeing a major commercial satellite contract in 2006 for three geo-mobile satellites. Using space and terrestrial elements, the satellites will create the world's first commercial mobile satellite service. The network, based on MSV's patented Ancillary Terrestrial Component (ATC) technology, combines the best of satellite and cellular technology. It will deliver reliable, advanced and widespread voice and data coverage throughout North and South America. In addition, Boeing will develop ground-based systems that will provide advanced beam forming flexibility and interference cancellation unprecedented in commercial satellite systems. These technological advances will allow MSV optimal deployment of its ATC technology and spectrum utilization.

P-8A Poseidon



The P-8A Poseidon is a military derivative of the Boeing 737-800 designed to replace the U.S. Navy's fleet of P-3s. The P-8A will dramatically improve the U.S. Navy's anti-submarine warfare and anti-surface warfare capabilities, as well as armed intelligence, surveillance and reconnaissance. The Navy awarded Boeing a $3.9 billion System Development and Demonstration contract for the aircraft in June 2004. A Boeing proposal for the P-8I was selected in December 2006 to proceed to the field evaluation phase of the Indian navy's competition. The P-8A Critical Design Review is scheduled for 2007.

Sea Launch Company, LLC



Odyssey Launch Platform

Sea Launch is an international company in which Boeing is a 40-percent partner with companies in Russia, Ukraine and Norway. Sea Launch offers heavy-lift commercial launch services in the 4,000- to 6,000-kilogram (8,818 to 13,228 pounds) payload class from an ocean-based platform positioned on the Equator. Sea Launch has completed 22 successful missions since its inaugural launch in March 1999, including five in 2006. Sea Launch also offers land-based commercial launch services for medium-weight satellites up to 3,500 kilograms (7,716 pounds) from the Baikonur Cosmodrome in Kazakhstan, in collaboration with International Space Services of Moscow. Sea Launch World Headquarters and Home Port are located in Long Beach, California.

2006: 5 successful missions

Selected Programs, Products and Services

Boeing Integrated Defense Systems continued

SLAM-ER



The Standoff Land Attack Missile Expanded Response (SLAM-ER) missile provides over-the-horizon, precision strike capability for the U.S. Navy day or night and in adverse weather conditions. The only air-to-surface weapon that can engage fixed or moving targets on the land and at sea, SLAM-ER addresses the U.S. Navy's requirements for a precision-guided Standoff Outside of Theater Defense weapon. SLAM-ER extends the weapon system's combat effectiveness, providing an effective, long-range, precision-strike option for both preplanned and target-of-opportunity attack missions against land and ship targets. A land moving-target capability for SLAM-ER will be fielded in fiscal year 2007. In addition to the U.S. Navy, the Republic of Korea is also a customer.

2006 deliveries: 29 new missiles

Small Diameter Bomb (SDB)



The SDB system is capable of delivering a 113.4 kilogram (250-pound) precision standoff guided munition from a distance of 60 nautical miles in all weather, day or night. In addition to the munitions, the SDB system includes a four-place smart pneumatic carriage system, accuracy support infrastructure, a mission-planning system and a logistics system. Boeing successfully completed development and operational testing of the SDB on schedule, and the U.S. Air Force deployed the system in September 2006. The Air Force approved SDB for full-rate production and awarded Boeing an $80 million contract for the third production lot in December 2006. SDB's miniaturized size allows each aircraft to carry more weapons per sortie, and its precision accuracy and effective warhead provide war planners with greater target effectiveness and reduced collateral damage around the target. SDB is deployed in combat on the F-15E, and integration is expected on most other U.S. Air Force delivery platforms, including the F-22A Raptor and F-35 Joint Strike Fighter.

2006 deliveries: 201 weapons, 35 carriages

Space Payloads



Boeing has prepared payloads for space flight since the dawn of the Space Age. Under the Checkout, Assembly and Payload Processing Services contract with NASA, Boeing and its teammates receive and process payloads, prepare mission cargo, test for launch vehicle compatibility, extract payloads at mission end, and operate and maintain associated facilities and ground systems. Boeing has processed every Space Shuttle payload since the first flight in 1981 and prepares every component of the International Space Station before it leaves Earth.

Space Shuttle



The Space Shuttle is the world's only operational, reusable launch vehicle capable of supporting human space-flight mission requirements. Boeing is a major subcontractor to NASA's space program operations contractor, United Space Alliance. As the original developer and manufacturer of the Space Shuttle Orbiter, Boeing is responsible for orbiter engineering, major modification design, engineering support to operations (including launch) and overall shuttle systems and payload integration services. In September 2006, the Space Shuttle resumed assembly missions of the International Space Station. The Space Shuttle will retire in 2010 when assembly of the International Space Station is complete.

Spaceway



The Spaceway F1 and F2 satellites built for DIRECTV are part of a massive capacity expansion that will enable DIRECTV to deliver more than 1,500 local high-definition channels and more than 150 national HD channels by the end of 2007. Spaceway F3 has been designed for broadband data communications and will enable Hughes Network Systems to deliver a full-mesh digital Internet protocol network that will interconnect with a wide variety of end-user equipment and systems such as personal computers, servers, local area networks and home networks. This broadband satellite network will provide a range of innovative applications, enterprisewide, throughout North America. All three Spaceway spacecraft are Boeing 702 model satellites.

Support Systems



Support Systems provides best-value mission readiness to the warfighter through total support solutions for Boeing and non-Boeing military aircraft across the globe. Support Systems sustains aircraft with a full spectrum of products and services, including aircraft maintenance, modification and upgrades; supply chain management; engineering and logistics support; and pilot and maintenance training. Through innovative, cost-effective programs like the F/A-18E/F Integrated Readiness Support Teaming and C-17 Globemaster III Sustainment Partnership programs, these combined capabilities are reducing operators' life cycle costs and maximizing aircraft readiness.

T-45 Training System



The two-seat T-45 Goshawk is the heart of the integrated T-45 Training System, which the U.S. Navy employs to prepare pilots for the fleet's carrier-based jets. The system includes advanced flight simulators, computer-assisted instruction and a computerized training integration system. U.S. Navy, U.S. Marine Corps and international student naval aviators train in the T-45A/C at U.S. Naval Air Stations in Meridian, Mississippi, and Kingsville, Texas.

2006 deliveries: 13

Boeing Integrated Defense Systems continued

V-22 Osprey



Produced jointly by Boeing and Bell Helicopter, a Textron Company, the V-22 will provide transformational combat capabilities to the U.S. Armed Forces. The Osprey combines the speed and range of fixed-wing aircraft with the vertical flight performance of a helicopter, capable of at least 2,100 nautical miles in self-deployment and more than 638 nautical miles in amphibious assault. There are more than 40 MV-22s now flying with the U.S. Marine Corps, and at least 10 CV-22s in service with U.S. Air Force Special Operations Command. Two U.S. Marine Corps tiltrotor operational squadrons and one U.S. Air Force Special Operations squadron are active, and more will stand up as V-22 deliveries increase to the full production rate around the end of the decade.

2006 deliveries: 13 aircraft (Boeing delivered 12 fuselages)

Wideband Global SATCOM (WGS)



Boeing is under U.S. Air Force contract for five WGS military communications satellites, with options for a sixth. The 13-kilowatt WGS satellites are based on Boeing's 702 model and are designed to provide improved communications support for America's warfighters. WGS is a high-capacity satellite communications system with newer and far greater capabilities than those provided by the Defense Satellite Communications System (DSCS) on-orbit now. Providing a radio frequency bypass capability designed to support the additional bandwidth required by airborne intelligence, surveillance and reconnaissance platforms, a single WGS satellite will provide more bandwidth than the entire DSCS constellation and will be compatible with existing control systems and terminals. The first WGS satellite is scheduled for launch in 2007.

X-37B Orbital Test Vehicle (OTV)



The U.S. Air Force in 2006 named Boeing as the prime contractor for the X-37B OTV, which will demonstrate a reliable and reusable unmanned space test platform. OTV program objectives include space experimentation, risk reduction and concept of operations development for reusable space vehicle technologies. In 2006, the Boeing team conducted flight tests of the X-37 Approach and Landing Test Vehicle, an atmospheric technology demonstrator project led by the U.S. Defense Advanced Research Projects Agency. The first orbital test flight of the X-37B OTV is planned for 2008.

Boeing Capital Corporation

Walter E. Skowronski, President, Renton, Washington, U.S.A.



Boeing Capital is a global provider of financial solutions. Drawing on its comprehensive expertise, Boeing Capital arranges, structures and, where appropriate, provides innovative financing solutions for commercial and government customers around the world. Working with Boeing's business units, Boeing Capital is committed to helping customers obtain efficient financing for Boeing products and services. To ensure adequate availability of capital funding, Boeing Capital is leading efforts to improve the international financing infrastructure and engaging financiers in an aggressive investor outreach program. With more than three decades of experience in structured financing, leasing, complex restructuring and trading, Boeing Capital's team brings opportunity and value to its financial partners. Boeing Capital manages a greater than $8 billion portfolio of more than 400 airplanes.

Board of Directors

John H. Biggs, 70

Former Chairman and Chief Executive Officer, Teachers Insurance and Annuity Association–College Retirement Equities Fund (TIAA-CREF)

Boeing Board Committees: Audit (Chair); Finance

Boeing director since 1997

Director of JPMorgan Chase & Co.

Trustee of Washington University, St. Louis, Missouri

Director of National Bureau of Economic Research

John E. Bryson, 63

Chairman of the Board, President and Chief Executive Officer, Edison International

Boeing Board Committees: Compensation; Governance, Organization and Nominating

Boeing director since 1995

Director of The Walt Disney Company

Arthur D. Collins, Jr., 59

Chairman of the Board and Chief Executive Officer, Medtronic, Inc.

Boeing Board Committees: Audit; Finance

Boeing director since 2007

Former President and Chief Executive Officer, Medtronic, Inc., 2001–2002

Former President and Chief Operating Officer, Medtronic, Inc., 1996–2001

Former Chief Operating Officer, Medtronic, Inc., 1994–1996

Former Executive Vice President of Medtronic, Inc. and President of Medtronic International, 1992–1994

Director of U.S. Bancorp, Cargill, Inc., and the Institue of Health Technology Studies

Serves on Board of Overseers of The Wharton School at the University of Pennsylvania

Linda Z. Cook, 48

Executive Director Gas & Power, Royal Dutch Shell plc.

Boeing Board Committees: Audit; Finance

Boeing director since 2003

Former President and Chief Executive Officer and a member of the Board of Directors of Shell Canada Limited

Former Chief Executive Officer, Shell Gas & Power, Royal Dutch/Shell Group (London)

Member of the Society of Petroleum Engineers and China Development Forum

William M. Daley, 58

Chairman of the Midwest region for JPMorgan Chase & Co.

Boeing Board Committees: Finance; Special Programs

Boeing director since 2006

Former President of SBC Communications Inc., 2001–2004

Former Vice Chairman of Evercore Capital Partners L.P., January to November 2001

Served as Chairman of Vice President Albert Gore's 2000 presidential election campaign

Served as U.S. Secretary of Commerce in the Clinton administration, 1997–2000; also served as Special Counsel to the President advising on trade matters

Director of Abbott Laboratories and Boston Properties

Member, Council on Foreign Relations

Trustee, Loyola University Chicago, The Art Insititute of Chicago, Joffrey Ballet of Chicago, Northwestern Memorial Hospital and Northwestern University

Kenneth M. Duberstein, 62

Chairman and Chief Executive Officer, The Duberstein Group

Boeing Board Committees: Compensation (Chair); Governance, Organization and Nominating

Boeing Lead Director since 2005

Boeing director since 1997

Former White House Chief of Staff, 1988–89

Director of ConocoPhillips, The St. Paul Travelers Companies, Inc. and Mack-Cali Realty Corp.

John F. McDonnell, 69

Retired Chairman, McDonnell Douglas Corporation

Boeing Board Committees: Compensation; Governance, Organization and Nominating

Boeing director since 1997

Former Chief Executive Officer, McDonnell Douglas Corporation, 1988–94; Chairman, 1988–97

Director of BJC HealthCare

W. James McNerney, Jr., 57

Chairman, President and Chief Executive Officer, The Boeing Company

Boeing Board Committee: Special Programs

Boeing director since 2001

Former Chairman and Chief Executive Officer, 3M

Former President and Chief Executive Officer, GE Aircraft Engines, 1997–2000

Director of The Procter & Gamble Company

Member of various business and educational organizations

Richard D. Nanula, 46

Executive Vice President and Chief Financial Officer, Amgen Inc.

Boeing Board Committees: Audit; Finance; Special Programs

Boeing director since 2005

Former Chairman and Chief Executive Officer, Broadband Sports, Inc., 1999–2001

Former President and Chief Operating Officer, Starwood Hotels and Resorts, 1998–99

Held a variety of executive positions at The Walt Disney Company, 1986–98, including Senior Executive Vice President and Chief Financial Officer and President, Disney Stores Worldwide

Rozanne L. Ridgway, 71

Former U.S. Assistant Secretary of State for Europe and Canada

Boeing Board Committees: Compensation; Governance, Organization and Nominating (Chair)

Boeing director since 1992

U.S. Foreign Service, 1957–89, including service as Ambassador to German Democratic Republic and Finland

Director of Emerson Electric Company, 3M, Sara Lee Corporation, Manpower Inc. and certain mutual funds of the American Funds complex

Mike S. Zafirovski, 53

President, Chief Executive Officer and Director, Nortel Networks Corporation

Boeing Board Committees: Audit; Finance (Chair)

Boeing director since 2004

Former Director, President and Chief Operating Officer, Motorola, Inc., 2002–2005

Former Executive Vice President and President, Personal Communications Sector, Motorola, Inc., 2000–2002

Held a variety of executive positions at GE, 1975–2000, including President and Chief Executive Officer of GE Lighting

Member of various business and educational organizations

Company Officers

James F. Albaugh
Executive Vice President,
President and Chief Executive Officer,
Integrated Defense Systems

James A. Bell
Executive Vice President,
Chief Financial Officer

Scott E. Carson
Executive Vice President,
President and Chief Executive Officer,
Commercial Airplanes

Thomas J. Downey
Senior Vice President, Communications

Shephard W. Hill
Senior Vice President,
Business Development and Strategy

Tod R. Hullin
Senior Vice President, Public Policy

James M. Jamieson
Senior Vice President,
Chief Operating Officer,
Commercial Airplanes

James C. Johnson*
Vice President,
Corporate Secretary and
Assistant General Counsel

R. Paul Kinscherff*
Vice President, Finance and Treasurer

Laurette T. Koellner
Senior Vice President,
President, Boeing International

J. Michael Luttig
Senior Vice President, General Counsel

Harry S. McGee III*
Vice President, Finance and
Corporate Controller

W. James McNerney, Jr.
Chairman, President and
Chief Executive Officer

Bonnie W. Soodik
Senior Vice President,
Office of Internal Governance

Richard D. Stephens
Senior Vice President,
Human Resources and Administration

John J. Tracy
Senior Vice President, Engineering,
Operations and Technology

*Appointed Officer

he Boeing Company
00 North Riverside Plaza
hicago, IL 60606-1596
J.S.A.
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ransfer Agent, Registrar, Dividend Paying Agent and Plan Administrator

The transfer agent is responsible for shareholder records, issuance of stock, distribution of dividends and IRS Form 1099. Requests concerning these or other related shareholder matters are most efficiently answered by contacting Computershare Trust Company, N.A.

Computershare

P.O. Box 43078
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U.S.A.
888-777-0923
(toll-free for domestic U.S. callers)
781-575-3400
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Boeing registered shareholders can also obtain answers to frequently asked questions on such topics as transfer instructions, the replacement of lost certificates, consolidation of accounts and book entry shares through Computershare's home page on the Internet at www.computershare.com/investor

Registered shareholders also have secure Internet access to their own accounts through Computershare's home page (see above web site address). They can view their account history, change their address, certify their tax identification number, replace checks, request duplicate statements, consent to receive their proxy voting materials and other shareholder communications electronically, make additional investments and download a variety of forms related to stock transactions. If you are a registered shareholder and want Internet access and either need a password or have lost your password, please click on Computershare's Internet home page (see above web site address) and then click on "Forgotten Password?" in the Member Login area located in the top left portion of the home page.

Duplicate Shareholder Accounts

Registered shareholders with duplicate accounts may contact Computershare for instructions regarding the consolidation of those accounts. The Company recommends that registered shareholders always use the same form of their names in all stock transactions to be handled in the same account. Registered shareholders may also ask Computershare to eliminate excess mailings of annual reports going to shareholders in the same household.

Change of Address

For Boeing registered shareholders:
Call Computershare at 888-777-0923,
or log onto your account at
www.computershare.com/investor
or write to Computershare
P.O. Box 43078
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For Boeing beneficial owners:
Contact your brokerage firm or bank to give notice of your change of address.

Annual Meeting

The annual meeting of Boeing shareholders is scheduled to be held on Monday, April 30, 2007. Details are provided in the proxy statement.

Written Inquiries May Be Sent To:

Shareholder Services
The Boeing Company
Mail Code 5003-1001
100 North Riverside Plaza
Chicago, IL 60606-1596
U.S.A.

Investor Relations
The Boeing Company
Mail Code 5003-5016
100 North Riverside Plaza
Chicago, IL 60606-1596
U.S.A.

Company Shareholder Services

Prerecorded shareholder information is available toll-free from Boeing Shareholder Services at 800-457-7723. You may also speak to a Boeing Shareholder Services representative at 312-544-2660 between 8:00 a.m. and 4:30 p.m. Central Time.

To Request an Annual Report, Proxy Statement, Form 10-K or Form 10-Q, Contact:

Data Shipping
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You may also view electronic versions of the annual report, proxy statement, Form 10-K Form 10-Q at www.boeing.com

Boeing on the Internet

The Boeing home page at www.boeing.co is your entry point for viewing the latest Company information.

Stock Exchanges

The Company's common stock is traded principally on the New York Stock Exchang the trading symbol is BA. Boeing common stock is also listed on the Amsterdam, Brussels, London, Swiss and Tokyo stock exchanges. Additionally, the stock is traded without being listed on the Boston, Chicag Cincinnati, Pacific and Philadelphia exchang The number of Boeing shareholders as of February 21, 2007 was 547,461.

Independent Auditors

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
U.S.A.
312-486-1000

Equal Opportunity Employer

Boeing is an equal opportunity employer a seeks to attract and retain the best-qualifi people regardless of race, color, religion, national origin, gender, sexual orientation, age, disability, or status as a disabled or Vietnam Era Veteran.

BOEING

The Boeing Company
100 North Riverside Plaza
Chicago, IL 60606-1596
U.S.A.



END

0707-AR-07